Form 10-K, Exhibit 13
period 1995-12-31
SCOTTS LIQUID GOLD INC
filed 1996-03-29
CIK 88000

EXHIBIT 13


SCOTT'S LIQUID GOLD-INC.
1995 ANNUAL REPORT


DESCRIPTION OF BUSINESS


                                    general

 Scott's Liquid Gold-Inc. was incorporated in Colorado on February 15, 1954 and is headquartered in Denver, Colorado. Through its wholly-owned subsidiaries, the Company manufactures and markets high quality household chemical products, skin care products, and a line of disposable cigarette filters. In this report, the term "Company" refers to Scott's Liquid Gold-Inc. and its subsidiaries.

 The Company's household chemical products consist primarily of "Scott's Liquid Gold"for wood, a wood preservative and cleaner sold nationally for nearly 25 years, and "Touch of Scent", an aerosol room air freshener distributed nationally since 1982. To expand its consumer products base and to capitalize upon its established distribution network, the Company entered into the cosmetics business in early 1992 through a subsidiary, Neoteric Cosmetics, Inc., which introduced two skin care products under the name "Alpha Hydrox".

At the end of 1995, more than twenty-five skin care products were being marketed by the Company, with additional products being prepared and proposed for market introduction during 1996. Net sales of Alpha Hydrox products have grown rapidly, from $5.9 million in 1992 to $31.6 million in 1995.


                                    strategy

 The Company's policy is to manufacture and market high quality consumer products that are distinct within each category in which the Company competes. Scott's Liquid Gold for wood distinguishes itself from competing products as a wood cleaner and preservative, not simply a polish. Touch of Scent is different from competing aerosol air fresheners in that it need not be shaken before each use and, since it is activated by a dispenser mounted to any smooth surface, it is more convenient to use than competing brands. With respect to Alpha Hydrox, the Company's line of cosmetics products, it was the first alpha hydroxy acid skin care product sold to the mass market at prices which consumers can afford.

 The Company's goal is to increase sales and profits with an emphasis on its skin care products. As part of its strategy to achieve this goal, the Company expanded its physical plant in Denver, a project which was completed in early 1996. Ongoing efforts to achieve this goal include the following: (1) the continuation of an aggressive advertising posture; (2) the development of additional skin care products where a perceived consumer need exists; and (3) focusing on domestic sales while not ignoring opportunities for expansion into other countries (the Canadian market was opened in 1995). Regarding the first point, the Company believes that sales of its consumer products require the support of effective advertising.

 In addition to television advertising and the commencement of radio spots, the Company endeavors to impart the benefits of Alpha Hydrox to consumers by furnishing information to health and beauty editors of magazines, newspapers, and television information programs concerning developments in and advantages of alpha hydroxy acids for skin beautification. Additionally, to augment its ongoing educational program, the Company provides a 24-hour toll-free line to consumers.


                                    products

 Scott's Liquid Gold for wood, a wood cleaner and preservative, has been the Company's core product since the Company's inception. It has been well-known in the U.S. market for nearly twenty-five years. In 1982, the Company added Touch of Scent, a room air freshener, to its line of household chemical products. The Company believes that Touch of Scent is the most convenient to use air freshener available. Household chemical products accounted for 40.7% of the Company's consolidated net sales in 1994, and 36.8% in 1995.

 Scott's Liquid Gold for wood, when applied to wood surfaces such as furniture, paneling, and kitchen cabinets, and to outside stained doors and decking , penetrates microscopic pores in the surface and lubricates beneath, restoring moisture and, at the same time, minimizes the appearance of scratches, darkening the wood slightly. Scott's Liquid Gold preserves wood's natural complexion and beauty without wax.

 Touch of Scent is sold with a decorative plastic dispenser which can be mounted on any hard surface and into which the consumer inserts an aerosol refill unit. At a touch of the dispenser, any one of several fragrances contained in the refill unit is propelled into the air, masking unpleasant odors and refreshing the air with a pleasant scent. The Company manufactures both the dispenser and the refill unit. Unlike some competitive aerosol air fresheners, Touch of Scent is extremely dry and, therefore, leaves practically no residue after use. The Company recently reformulated its Touch of Scent product so as to reduce the emission of volatile organic compounds as is required by the environmental laws of the State of California beginning on January 1, 1996 and to use an improved, concentrated formula. Additionally, in 1996, the Company is test marketing a new variety of highly decorative Touch of Scent dispensers.

 In early 1992, the Company began to market two skin care products under the trade name of Alpha Hydrox. At the end of 1995, the Company's skin care line consisted of over 20 products, with more on the way for introduction in 1996. The viability of each new product is monitored; a limited men's line of products is being discontinued because of low sales. Most of the Company's Alpha Hydrox products, which are sold by a wholly-owned subsidiary, Neoteric Cosmetics, Inc., contain alpha hydroxyethanoic acids in low but effective concentrations. Alpha hydroxyethanoic acids act as an exfoliant which gently sloughs off dead skin cells to promote a healthier, more youthful appearance. Some of the Company's skin care products, such as its moisturizers, do not contain an alpha hydroxy acid, but are marketed to be used in conjunction with those which do. Alpha Hydrox products accounted for 57.3% of the Company's consolidated net sales in 1994, and 61.1% in 1995.

 In addition to household chemical and skin care products, the Company produces a line of disposable cigarette filters known as Aquafilters. Although Aquafilters are designed to trap some of the tar, nicotine, carcinogens and toxic gases otherwise admitted into a smoker's body, sales of this product line have decreased steadily over the last several years. The cigarette filter business accounted for 2.0% of the Company's consolidated net sales in 1994 and 2.1% in 1995.

 The Company also manufactures injection molded components for household chemical products and Aquafilters. These components consist principally of plastic caps for Touch of Scent and Scott's Liquid Gold, dispensers for Touch of Scent, and holders for Aquafilters. The Company had considered in-house manufacturing of bottles and jars for Alpha Hydrox. However, because extensive capital outlays were involved in the Company's recent plant and office expansion, the Company is no longer considering such in-house manufacturing.



                           marketing and distribution

 All of the Company's products are sold nationally, directly and through independent brokers, to mass marketers, drugstores, supermarkets, wholesale distributors and other retail outlets. In 1995, one customer, Wal-Mart Stores, Inc. of Bentonville, Arkansas, accounted for approximately 22.6% of the Company's sales of household chemical products and 22.0% of Alpha Hydrox sales. This customer is not related to the Company. A loss of this large customer would have a material effect on the Company if the Company's consumer base served by that customer did not purchase the Company's products at other retail outlets. No long-term contracts exist between the Company and Wal-Mart Stores, Inc. or any other customer. As is common in the industry, the Company permits returns of its products by customers.

 The Company's household chemical products and Alpha Hydrox are advertised nationally on network and, at times, on cable television and in print media. The Company is also testing the use of radio ads in certain geographic areas. The Company maintains an aggressive posture in promoting and advertising its skin care products. The Company's goal is to increase its share of the skin care market each year over the next several years, which it believes it has the resources to do. During 1996, however, but subject to change, the Company's budget calls for a decrease in advertising expenses, as a percentage of net sales, from 1995 levels. The Company believes that decreasing expenditures for advertising in 1996 will not affect the Company's ability to reach its 1996 sales goals, but there can be no assurance that such goals will be attained or, indeed, that the Company will maintain its current market share. However, the Company notes that even at budgeted 1996 advertising levels, consolidated net sales for 1996 can decrease from 1995 levels by more than 10% without affecting the Company's ability to service its bond debt. Further, the Company periodically considers adjustments to advertising expenditures based on consolidated net sales, endeavoring in the process to gauge the cost effectiveness of its advertising.



                                 manufacturing

 The Company owns and operates its manufacturing facilities and equipment. The Company manufactures all of its products, maintaining a high quality standard and sufficient inventories to ship most orders as they are received. Quality control is enforced at all stages of production, as well as upon the receipt of raw materials from suppliers. Raw materials are purchased from a number of suppliers and, at the present time, are readily available. There is only one U.S. manufacturer of the type of alpha hydroxy acid used by the Company. Relations with that supplier are satisfactory. Most of the Company's manufacturing operations, including most packaging, are highly automated, and, as a result, the Company's manufacturing operations are not labor intensive, nor, for the most part, do they involve extensive training. From time to time, the Company's facilities for the manufacture of Alpha Hydrox products have been stretched to near capacity. The addition to the Company's plant facilities, completed in early 1996, has more than doubled the Company capacity for skin care products, which the Company believes will be adequate for the foreseeable future.



                                  competition

 The Company's business is highly competitive in both household chemical and skin care products. The Company competes with several companies engaged in marketing air fresheners and products designed for the beautification of wood, but it does not have sufficient information to make an accurate representation as to the market share of its products. Both the air freshener and wood care categories are dominated by three to five manufacturers significantly larger than the Company, each of which produce several products. Irrespective of the foregoing, over the years, the Company has maintained a strong national base of distribution for its household chemical products.

 The skin care category is also highly competitive. Several competitors are significantly larger than Scott's Liquid Gold-Inc., and each of these competitors produces several products. Some of these companies, including some new competitors, also produce alpha hydroxy acid products with which Alpha Hydrox must compete. Because of the number of varied products produced by competitors, the Company cannot make an accurate representation as to the market share of its skin care products. Irrespective of the foregoing, it can be stated that the Company has established a strong national base of distribution for Alpha Hydrox, and, based upon data obtained from an independent rating service, believes that its products rank high among leading brand-name alpha hydroxy acid skin care products.

 The Company knows of few competitors who market cigarette filters. While the Company does not have sufficient information to make a representation as to its share of this market, it believes it to be significant in an insignificant category.

 As a matter of corporate philosophy, the Company subscribes to the belief that quality and product performance are an attraction to the consuming public. The Company, therefore, competes on the basis of quality and distinguishing characteristics of its products. See Strategy above.



                                   regulation

 The Company is subject to various federal, state and local laws and regulations which pertain to the type of products it manufactures and sells. The Company's skin care products containing alpha hydroxy acids are cosmetics within the meaning of the Federal Food Drug and Cosmetic Act ("FDCA") The FFDCA defines `cosmetics'' as products intended for cleansing, beautifying, promoting attractiveness or altering the appearance. The Company's cosmetic products are subject to regulation under the FFDCA and the Fair Packaging and Labeling Act ("FPLA") and the regulations promulgated under these acts. The relevant laws and regulations are enforced by the U.S. Food & Drug Administration ("FDA"). Such laws and regulations govern the ingredients and labeling of cosmetic products and set forth general manufacturing practices for companies to follow. Although FDA regulations require that the safety of a cosmetic ingredient be substantiated prior to marketing, there is no requirement that a company contemplating inclusion of a cosmetic ingredient in its products submit to the FDA the results of its testing or any other data or information with respect to the ingredient. Prior to marketing its products, the Company conducts studies to demonstrate that its Alpha Hydrox products do not irritate the skin or eyes. Consistent with FDA regulations, the Company has not submitted the results of its studies to the FDA.

 In April of 1994, an FDA official raised some questions about the safety of alpha hydroxy acids in skin care products, and later indicated that the effects of long-term usage of such products are unknown. The Cosmetic Ingredient Review ("CIR") Expert Panel sponsored by the cosmetics industry, is currently conducting a review of a compilation of alpha hydroxy acid safety data assembled by cosmetic manufacturers. The CIR is a cooperative proceeding in which an FDA representative can and does participate as a non-voting, liaison member. There can be no assurance that the FDA will not adopt new regulations directed at alpha hydroxy acid products that could adversely affect the Company's cosmetics business.

 Based upon information available to the Company, the Company believes that Alpha Hydrox products are safe and that the possibility of FDA action against its products is remote. The Company's products contain concentrations of alpha hydroxy acids ranging from zero to 8.4% , the highest percentage being several times lower than a chemical peel product that posed a problem of acute skin irritation and was the target of an FDA warning letter in the past. To enable consumers to make informed decisions, the Company lists the concentration of alpha hydroxy acid on its product containers and in its other promotional materials, does not exaggerate benefits to be expected from the use of its products, and recommends to consumers the use of a sunscreen in its written directions contained in every box. Further, the package also includes a toll-free telephone number for consumers to call with questions and concerns.

 The Company's advertising is subject to regulation under the Federal Trade Commission Act and its implementing regulations, which prohibit false and misleading claims in advertising. The Company's labeling and promotional materials are believed to be in full compliance with applicable statutes and regulations.

 Some chemicals used in consumer products, including some used by the Company, have come under scrutiny by various state governments and the Congress of the United States in connection with clean air laws and regulations. These chemicals are volatile organic compounds ("VOCs") that are contained in various categories of consumer products. As a result of VOC regulation, it was necessary for the Company to reformulate some of its products. In late 1995, for example, the Company changed its formula for Touch of Scent to conform to regulations of the California Air Resources Board ("CARB") which became effective with regard to air fresheners on January 1, 1996. The Company believes it has done all that is now necessary to satisfy the current requirements of the Clean Air Act and laws of various state governments. These laws and regulations have not affected the Company's skin care products. However, under CARB regulations, the Company has not been permitted to sell its pourable form of Scott's Liquid Gold wood cleaner and preservative in California since January 1, 1994, but is permitted to sell the aerosol form of this product.

 Limitations regarding the VOC content of consumer products by both state and federal agencies will continue to be a part of regulatory efforts to achieve compliance with standards for ozone at or near ground level. Under the Clean Air Act Amendments of 1990, the Environmental Protection Agency ("EPA") is required to study the contribution of consumer products to ground-level ozone problems and to promulgate regulations reducing the VOC content of consumer products. During 1995, the EPA published a prioritized list of categories of consumer products for regulation, including categories which affect Scott's Liquid Gold for Wood and Touch of Scent. Regulations pertaining to those products, which the Company believes, but can not assure, will be no more stringent than those issued previously by CARB, are scheduled to be issued in 1997. Various states, in addition to California, have enacted or are considering promulgating VOC regulations. The Company is unable to predict how many or which other states might enact legislation regulating the VOC content of consumer products or what effect such legislation might have upon its household chemical products.



                                   employees

 The Company employs 189 persons, 117 in plant and production related functions and 72 in administrative, sales and advertising functions. No contracts exist between the Company and any union. The Company monitors wage and salary rates in the Rocky Mountain area and pursues a policy of providing competitive compensation to its employees. The compensation of the Company's executive officers is under the purview of the Compensation Committee of the Company's Board of Directors. Fringe benefits for Company employees include an excellent medical and dental plan, life insurance, a 401K Plan with matching contributions for lower paid employees (those earning $30,000 or less per annum), an Employee Stock Ownership Plan, and a Profit Sharing Plan. The Company considers its employee relations to be satisfactory.



                             patents and trademarks

 The Company actively uses its registered trademarks for Scott's Liquid Gold, Liquid Gold, Touch of Scent, and Neoteric in the United States and has registered trademarks in several additional countries.

 The U.S. patent for the dispenser and cap designs for Touch of Scent expired in 1995. The Company has owned this patent since 1981 when it was purchased from an unrelated company, and has considered it to be significant because of its conceptual advantage over other competing products. Because the Company has produced Touch of Scent for approximately 16 years and has established a consumer base for the product, the Company believes, but cannot assure, that the expiration of its patent will have no material effect on sales of Touch of Scent.

 The Company has applied for federal registration of the trademark "Alpha Hydrox". The issuance of this trademark is being challenged on the basis that the name of the Company's product falls in the realm of a general description of the type of acid used as an ingredient. The Company believes that the issuance or non-issuance of this trademark is not material to the Company or to its sales of Alpha Hydrox products. Whether or not the federal registration of Alpha Hydrox is granted to the Company, the Company claims under common law the exclusive right to use Alpha Hydrox as a trademark and to the right to prevent the use by others of confusingly similar marks. The outcome of any such claim, if contested in court, will depend on the facts and circumstances then existing with respect to the use of the mark in a particular geographical area.

 The Company's U.S. patents pertaining to Aquafilter disposable cigarette filters have expired. The Company no longer considers these patents to be significant, irrespective of the uniqueness of this item. The Company intends to renew its U.S. Aquafilter trademark, which expires in 1996. Such trademark is registered in numerous countries.



                               legal proceedings

 The Company filed two lawsuits in 1995 and early 1996 against companies which the Company asserts have infringed the Company's trademark and trade dress rights and have unfairly competed with the Company's Alpha Hydrox products. Both of these companies are private label producers of alpha hydroxy skin care products which are sold to customers of the Company and result in confusion in the mind of the consumer.

 With regard to a suit filed against the Company by the U.S. Justice Department on behalf of the United States Army, see "Management Discussion and Analysis of Financial Condition and Results of Operations-Other".



                                   properties

 The Company's Denver facilities are currently comprised of three connecting, modern buildings and a parking garage (approximately 261,100 square feet in total) and about 16.2 acres of land, of which approximately 6 acres remain for future expansion. These buildings range in age from 0 to 25 years (126,600 square feet having been added in 1995). The Denver facility houses the Company's corporate headquarters and all operations except those of Aquafilter Corporation, and serves as one of several distribution points. All of the Company's land and buildings in Denver serve as collateral under a deed of trust for a $12.0 million bond issue consummated by the Company on July 29, 1994. In addition to the Company's properties in Denver, Aquafilter Corporation, a subsidiary of the Company, owns a modern 50,000 square foot manufacturing and office facility in Fort Lauderdale, Florida, which is subject to a mortgage ($466,600 at December 31, 1995). The Fort Lauderdale facility is used for the production of Aquafilters and, additionally, serves as a warehouse and distribution point for the Company's household chemical and skin care products.

 The addition of the aforecited 126,600 square feet in Denver was prompted by the growth of the Company's cosmetics business. Such construction includes a 74,600 square foot office building and a 52,000 square foot addition to the Company's previously existing 134,500 square feet (reported previously as 126,000 square feet) of manufacturing and warehouse space. The Company believes that its current space will provide capacity for growth for at least the next five years.



PRODUCTS AND SERVICES

                             Scott's Liquid Gold (R)

 In the United States, ``Scott's Liquid Gold'' has continued to be a leader in wood care products for nearly twenty-five years and, for many years prior to its introduction nationally, was held in high esteem regionally. Its longevity in the market place attests to its effectiveness. Affected by some heating and air conditioning systems, by dust, dirt, age and use, expensive wood panelling, kitchen cabinets, and furniture thirst for the penetrating, preserving action of "Scott's Liquid Gold" to inhibit warping, cracking, shrinking and loss of color. Replacing fine wood has always been expensive, whereas preserving them with "Scott's Liquid Gold" is far more economical.

 In addition to uses inside the home and office, many consumers have discovered the benefits of using "Scott's Liquid Gold" on outside stained doors and decking which are exposed to the elements, causing drying and cracking.

 Through years of advertising, the Company has conveyed the message that `Scott's Liquid Gold'' is a wood preservative and cleaner, not a polish, and is effective on any natural wood surface whether it be panelling or furniture. The fact that "Scott's Liquid Gold" continues to be a leader in many supermarkets and non-food chains is proof of its quality. "Scott's Liquid Gold" is or has been advertised nationally on television and in newspapers.


                                Touch of Scent (R)

 The Company believes "Touch Of Scent" air freshener is the most convenient-to-use air freshener available anywhere.The "Touch of Scent" system consists of an attractive wall dispenser unit - available in several colors and designs - which mounts easily on any wall or hard surface, and a specially designed
"Touch Of Scent" refill can, available in several delightful fragrances, which slips into the dispenser and is ready to work at the touch of a finger. "Touch Of Scent" is or has been nationally advertised on television and in newspapers.


                         AQUAFILTER (R) CIGARETTE FILTERS

 "Aquafilter" cigarette holders, which the Company believes possess a superb, built-in filtration system, are designed to trap and hold a large portion of the tar, nicotine, carcinogens and toxic gases otherwise admitted to a cigarette smoker's system, without changing the taste.


                                 ALPHA HYDROX TM

  "Alpha Hydrox" made its national debut in early 1992 as a skin creme and lotion. Since then, the Company has introduced more than twenty additional skin care products and, in 1996 expects to introduce additional products to the marketplace. Each product in the Company's family of "Alpha Hydrox" products is designed to beautify the skin. Most of the products contain, as their active ingredient, an alpha hydroxy acid which gently sloughs off dead skin cells, rejuvenating the skin and promoting a healthier, more youthful appearance. Some "Alpha Hydrox" products, such as the moisturizers, do not contain an alpha hydroxy acid, but are designed to complement those which do.


                               SLG PLASTICS, INC.

 This wholly-owned subsidiary produces an uninterrupted supply of plastic components for household chemical and "Aquafilter" products at substantial savings to the Company. Products produced include caps for household chemical items, dispensers for "Touch Of Scent" and holders for "Aquafilters".


                       ADVERTISING PROMOTIONS INCORPORATED

 Advertising Promotions Incorporated assists with advertising for Scott's Liquid Gold-Inc. and its subsidiaries.



SELECTED FINANCIAL DATA

Scott's Liquid Gold-Inc. and Subsidiaries

(In Thousands of Dollars)         1995      1994     1993      1992     1991

Revenues
 Scott's Liquid Gold
   household products          $19,238   $21,960  $20,765   $22,452  $20,772
 Neoteric Cosmetics             31,924    30,583   15,790     5,932        -
 Aquafilters                     1,095     1,103    1,234     1,235    1,306
                               _____________________________________________
                               $52,257   $53,646  $37,789   $29,619  $22,078


  Income from operations
   before income taxes         $  4,554    $9,653   $4,884   $   180  $ 2,077
  Provision for income taxes      1,731     3,801    1,955        63      777

  Income before extraordinary
   item and accounting change     2,823     5,852    2,929       117    1,300
  Tax benefit of operating
   loss carryforward                  -         -        -         -      257
  Cumulative effect at
   January 1, 1992 of income
   tax accounting change              -         -        -       257        -
                              ________________________________________________
  Net income                     $2,823    $5,852   $2,929   $   374   $1,557


  Primary Per Share Data
  Income before extraordinary
   item and accounting change     $ .28     $ .57    $ .30     $ .01    $ .14
  Tax benefit of operating
   loss carryforward                  -         -        -         -      .03
  Cumulative effect at
   January 1, 1992 of income tax
   accounting change                  -         -        -       .03        -

  Primary earnings per share      $ .28     $ .57    $ .30     $ .04    $ .17


  Fully diluted earnings
   per share                      $ .28     $ .57    $ .29     $ .04    $ .17


  Dividends declared
   per common share             $   .10    $  .10  $     -    $    -  $    -

  Assets                        $35,661   $32,231  $17,311    $13,312 $14,629

  Working capital*               $6,497    $8,501   $4,676     $2,217  $2,826

  Capital additions             $10,537    $4,153    $ 474      $ 709   $ 271

  Depreciation                    $ 820     $ 636    $ 643      $ 608   $ 610

  Long-term debt*               $10,474   $11,467   $2,631     $3,621  $4,718

  * See Management Discussion and Analysis of Financial Condition and Results of Operations.

  Selected Quarterly Financial Data

                                                   1995

                             First    Second    Third    Fourth    Year

  Net sales                  $14,448  $14,616   $12,585  $10,110   $51,759
  Gross profit               $10,575  $10,525    $8,707   $7,867   $37,674
  Income from operations
   before income taxes       $  49    $   589   $ 1,371  $ 2,545   $ 4,554
  Net income                 $  30    $   362   $   844  $ 1,587   $ 2,823
  Primary earnings per share $   -    $   .04   $   .08  $   .16     $ .28
  Fully diluted earnings
  per share                  $   -    $   .04   $   .08  $   .16     $ .28


                                                   1994

                               First   Second    Third    Fourth    Year

  Net sales                  $13,074  $15,513   $12,172  $12,649   $53,408
  Gross profit                $9,476  $11,664    $9,424   $9,391   $39,955
  Income from operations
   before income taxes       $ 1,346   $3,391    $2,361    2,555   $ 9,653
  Net income                   $ 814   $2,026    $1,419    1,593   $ 5,852
  Primary earnings per share   $ .08    $ .20     $ .14   $  .15     $ .57



MANAGEMENT DISCUSSION AND ANALSYS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATIONS


                                     general

 The Company manufactures and markets household chemical products, skin care products and cigarette filters. In early 1992, the Company entered into the cosmetics business, introducing a new line of skin care products, Alpha Hydrox, which is sold throughout the United States. Sales of the cosmetics line were $15.8 million in 1993, $30.6 million in 1994, and $31.6 million in 1995. As a result, the Company experienced record revenues and profits in both 1993 and 1994, but, due to heavy advertising of cosmetics products during 1995 and a decline of 12.3% in sales of the Company's household chemical products, the Company's net income was lower in 1995 than in 1994.


                             results of operations

                Summary of Results as a Percentage of Net Sales

                                     Year Ended December 31,
                                   1993      1994      1995

 Net sales
  Scott's Liquid Gold
   household products              54.8%     40.7%     36.8%
  Neoteric Cosmetics               41.9%     57.3%     61.1%
  Aquafilters                       3.3%      2.0%      2.1%
                                  __________________________
 Total net sales                  100.0%    100.0%    100.0%
 Cost of sales                     30.9%     25.6%     28.2%
                                  __________________________
 Gross profit                      69.1%     74.4%     71.8%
 Other revenue                      0.3%      0.4%      1.0%
                                  __________________________
                                   69.4%     74.8%     72.8%
                                   _________________________
 Operating expenses                55.3%     55.3%     62.4%
 Interest                           1.1%      1.2%1      .6%
                                    ________________________
                                   56.4%     56.5%     64.0%
                                   _________________________
 Income before income taxes        13.0%     18.1%      8.8%
                                   =========================


                          year ended December 31, 1995
                    compared to year ended December 31, 1994

 Consolidated net sales for 1995 were $51.7 million vs. $53.4 million for 1994, a decrease of $1,650,000 or about 3.1%. Included in the aggregate sales decrease is a decrease in average selling prices of $512,625, of which $476,300 pertains to a decrease in average selling prices of cosmetics products and $36,325 pertains to a decrease in average selling prices of household chemical products. (Average selling prices of Scott's Liquid Gold wood care products were up by $292,975, but average selling prices of Touch of Scent were down by $329,300). Over 80% of the decrease in average selling prices occurred during the last quarter of 1995.

 Industry-wide sales of branded alpha hydroxy cosmetics products were relatively flat in 1995 compared to 1994. During 1995, net sales of the Company's cosmetics products accounted for 61.1% of consolidated net sales compared to 57.3% in 1994. Net sales of these products for 1995 were $31,623,200 compared to $30,583,000 in 1994, an increase of $1,040,200, or 3.4%. The Company attributes such increase to several factors: extensive advertising of the Company's cosmetics line, competitive pricing, the addition of new products in mid and late 1995, and the efficacy of the Company's products. Irrespective of the 1995 increase in sales of Alpha Hydrox, it should be noted that the number of competitive skin care products containing alpha hydroxy acids increased during the year, particularly in the area of private label products, and may continue to do so in the future. No assurance can be given that 1996 sales of the Company's skin care products will exceed or be the same as those of 1995.

 Sales of household chemical products decreased in 1995 vs. 1994, which, in part, accounted for a lower percentage of consolidated net sales, 36.8% in 1995 compared to 40.7% in 1994. These products are comprised of Scott's Liquid Gold for wood, a wood cleaner which preserves as it cleans, and Touch of Scent, a room air freshener. During 1995, sales of household chemical products were $19,050,100 compared to $21,732,100 in 1994, a decrease of $2,682,000 or 12.3 %.
Sales of Scott's Liquid Gold for wood were down by $784,800, a decrease of 7.5%, and sales of Touch of Scent were down by $1,897,200 or 16.9 %. Advertising expenditures for household chemical products during 1996 decreased by 54.4% when compared to 1994. With regard to Touch of Scent, the Company is using a new concentrated formula and is also testing a new variety of highly-decorative dispensers in an effort to increase sales of its air fresheners in the future.

 Net sales of ``Aquafilters'', a disposable cigarette filter, represented 2.1% of consolidated net sales in 1995 compared to 2.0% in 1994. Such sales were lower in 1995 than in 1994 by $8,000, a decrease of .7%. Over the last several years, sales of Aquafilters have declined. The Company expends very little money to advertise this product.

 Cost of goods sold on a consolidated basis were $14,583,200 in 1995 compared to $13,690,700 in 1994, an increase of 6.5%. As a percentage of consolidated net sales, cost of goods sold increased from 25.6% in 1994 to 28.2% in 1995, principally due to the following: (a) an increase in 1995 over 1994 of manufacturing overhead of about $443,200, primarily due to an increase in indirect labor (up $214,100, mostly in the areas of technical support/laboratory and quality control) and in laboratory expenses other than salaries (up $236,100), offset by a net decrease in various other overhead expenses, none of which, by itself, was material, of about $7,200; (b) a decrease in plant utilization in 1995 vs. 1994, particularly in the third quarter (in the third quarter of 1994, the Company operated on a two-shift basis to produce certain new Alpha Hydrox products to be sold into the market place during the fourth quarter of that year and during the first quarter of 1995; further, plant utilization suffered in 1995 from a decrease from 1994 levels due to lower production demands for household chemical products); and (c) certain products introduced during 1995, particularly Alpha Hydrox Body Wash which accounted for 11% of Alpha Hydrox sales during 1995, are list-priced to produce a gross margin which is substantially lower than that of most other Alpha Hydrox products. There were no sales of Body Wash products during 1994. Further, substantially more pre-pack, display cases of Alpha Hydrox products were sold in 1995 than in 1994. Due to both higher labor content and costs of packaging materials, sales of prepacks produce a lower gross margin than sales of products sold in 12-count cases. An addition of plant facilities and equipment, as is described below under `Liquidity and Capital Resources,'' will increase depreciation expense in 1996 by approximately $125,000 per year, which is expected to have little effect on gross margins.

 Advertising expenses for 1995 were $17,990,300 compared to $15,107,200 in 1994, an increase of $2,883,100 or 19.1%. Of this increase, $5,902,000 pertained to cosmetic products and $10,100 pertained to Aquafilter products, both offset by a decrease of $3,029,000 for household chemical products. During 1996, the Company intends to maintain an aggressive advertising posture, while, at the same time, decreasing, as a percentage of net sales, its advertising expenses from 1995 levels. The Company believes that its 1996 advertising program will not adversely affect its ability to reach its 1996 sales goals. As the year progresses, the Company will consider adjusting its budgeted advertising expenses based upon year-to-date consolidated net sales. The Company wishes to make clear that, irrespective of the foregoing, it intends to spend significant amounts in 1996 to advertise its cosmetics and household chemical products for the following reasons: (i) it believes that, thus far, although industry-wide sales of skin care products containing alpha hydroxy acids have been flat when compared to 1994, the Company's penetration of the skin care market has been modest and that future growth is, therefore, possible; (ii) without advertising to educate the consuming public as to the merits of Alpha Hydrox, future growth, although not assured by advertising, will be severely restricted; (iii) competitive products continue to enter the marketplace and, accordingly, the Alpha Hydrox name needs to be kept in front of current consumers; and (iv) advertising is essential to maintain or increase sales levels of both the Company's cosmetics and household chemical products. The Company recognizes that sustaining its advertising program is highly dependent upon sales of its skin care products.

 Selling expenses for 1995 were $7,859,600 compared to $8,038,500 for 1994, a decrease of $178,900 or 2.2%. Administrative expenses for 1995 were $6,440,300 compared to $6,504,800 in 1994, a decrease of $64,500 or 1.0%.

 Interest expense for 1995 was greater than that of 1994 by $177,700, an increase of 27.3%, which was due to higher borrowings and interest rates. Interest expense will continue to increase during 1996 due to the issuance by the Company in July of 1994 of 10% First Mortgage Bonds, the proceeds of which were used to finance the Company's physical expansion as is described below under Liquidity and Capital Resources. During the construction phase of this expansion, which was completed in 1995, a portion of the amount of interest paid was capitalized ($428,800 in 1995). Offsetting the increase in interest expense for 1995 was $489,800 of interest earned, an increase over 1994 of $260,800, which was the result of investing the proceeds of the bond issue and the Company's excess cash in short-term Treasury Bills and similar paper.

 Expenditures for research and development, irrespective of an increase in such expenditures, were not material during 1995 (under 1% of revenues).


                          year ended December 31, 1994
                    compared to year ended December 31, 1993

 Consolidated net sales for 1994 were $53.4 million vs. $37.7 million for 1993, an increase of $15.7 million or 41.8%. Included in the aggregate sales increase was $1,223,500 attributable to improved selling prices of cosmetics products (up $ 213,800) and of household chemical products (up $1,009,700 of which $791,700 related to Scott's Liquid Gold wood care products).

 During 1994, net sales of cosmetics products accounted for 57.3% of consolidated net sales compared to 41.9% in 1993. Net sales of these products for 1994 were $30.6 million compared to $15.8 million in 1993, an increase of $14.8 million, or 93.7%. The Company attributes such increase to several factors: extensive advertising of the Company's cosmetics line, competitive pricing, the addition of five new products in May and three in December of 1994, and the efficacy of the Company's products. Irrespective of the Company's success during 1994, it was noted that, during that year, the number of competitive skin care products containing alpha hydroxy acids increased significantly and that additional competitive products may be introduced in the future.

 Net sales of household chemical products accounted for 40.7% of consolidated net sales in 1994 compared to 54.8% in 1993. These products are comprised of Scott s Liquid Gold for wood, a wood cleaner which preserves as it cleans, and Touch of Scent, a room air freshener. During 1994, sales of household chemical products were $21.7 compared to $20.6 million in 1993, an increase of $1.1 million or 5.2%. Sales of Scott's Liquid Gold for wood were up by $1.1 million, an increase of 11.8%, and sales of Touch of Scent were up by $350,200 or 3.2%, both offset by a decrease in sales of $385,700 pertaining to a discontinued product.

 Net sales of Aquafilters, a disposable cigarette filter, represented 2.0 % of consolidated net sales in 1994 compared to 3.3% in 1993. Such sales were lower in 1994 than in 1993 by $131,900, a decrease of 10.8%. Over the last several years, sales of Aquafilters have declined. The Company expends no moneys in advertising this product.

 Cost of goods sold on a consolidated basis were $13.7 million in 1994 compared to $11.7 million in 1993, an increase of 17.4%. For the most part, this increase is the result of the Company's increase in sales volume. As a percentage of consolidated net sales, cost of goods sold decreased from 31% in 1993 to 25.6% in 1994, principally due to product mix which, in 1994, contained a higher percentage of cosmetics products than in 1993. These products yield greater gross margins than those produced by household chemical products.

 Advertising expenses for 1994 were $15.1 million compared to $8.5 million in 1993, a increase of $6.6 million or 78.4%. Of this increase, 59% pertained to household chemical products and 41% pertained to cosmetics products.

 Selling expenses for 1994 were $8.0 million, compared to $7.2 million for 1993, increasing by $863,000 or 12.0%. Of that increase, $661,400 is attributable to an increase in shipping expenses and sales commissions (which vary with sales volume), $268,200 related to increased salaries, fringe benefits and travel expenses of field personnel, and $144,400 pertained to increases in a variety of other selling expenses, none of which, by itself, was material; all offset by decreased couponing and slotting expenses of $211,000.

 Administrative expenses for 1994 were $6.5 million compared to $5.2 million in 1993, an increase of $1.3 million, or 25.0%. Almost all of that increase ($1,245,000) pertained to an increase in the Company's accrual of profit sharing and bonuses which is based upon pre-tax profits, and to increases in allowances for bad debts ($129,700), offset by decreased legal and professional fees of $70,500.

 Interest expense for 1994 was greater than that of 1993 by $248,900, an increase of 61.8%, which was due to higher borrowings and interest rates. Part of the increase in interest was due to the issuance by the Company in July of 1994 of 10% First Mortgage Bonds, the proceeds of which were used to finance the Company's physical expansion as is described below under Liquidity and Capital Resources. During the construction phase of this expansion, a portion of the amount of interest to be paid was capitalized ($68,200 in 1994). Partially offsetting the increase in interest expense for 1994 was $229,000 of interest earned, an increase over 1993 of $121,100, a portion of which resulted from investing the proceeds of the bond issue in short-term Treasury Bills and similar paper.


                         liquidity and capital resources

 On July 29, 1994, the Company consummated a $12 million bond issuance to finance the expansion of the Company's Denver facilities. This expansion, necessitated by the growth of the Company's wholly-owned subsidiary, Neoteric Cosmetics, Inc., manufacturer of Alpha Hydrox skin care products, included construction of a 74,600 square foot office building, replacing a smaller, existing office structure; and an additional 52,000 square feet of manufacturing and warehouse space at an aggregate cost of approximately $13.65 million (up from an estimated $12.9 million cost as reported in the Company's 1994 Annual Report), including the cost of fixtures and equipment. Construction of the project began in August of 1994 and was completed in January, 1996.

 The net proceeds of the bond issue, after expenses (including an Underwriter's commission of $360,000 and repayments of certain indebtedness) was $8,861,300, which was deposited with Norwest Bank Colorado which serves as the Trustee under the Bond Indenture. In conformity with the Registration Statement pertaining to the bond issue, approximately $2,754,600 of the net proceeds was used to repay certain of the Company's then indebtedness, including about $2.0 million to the Company's then principal lender and $626,800 to the wife of the Company's Chairman of the Board; and about $24,100 was used for other expenses related to the bond issue. In addition to the foregoing, the Company paid out, from its own cash reserves, approximately $240,000 for other expenses, primarily professional fees, in connection with the bond issue. In accordance with the terms of the Bond Indenture, the net proceeds of the bond issue were disbursed by the Trustee over the construction period to cover building costs as such costs were incurred and certified by the project's architect. Because the cost of the construction project, including machinery and office furnishings, was approximately $13.65 million, the Company needed to generate, prior to completion of the project, approximately $4.8 million from operations to pay for the entire project. Prior to the close of 1995, all moneys held by the Trustee and earmarked for the construction project had been paid out. Also, by December 31, 1995, the Company had paid out approximately $4,425,000 from its accumulated cash reserves towards the construction project, leaving a balance of about $375,000 to be paid in 1996.

 Interest on the $12 million bond issue is payable semi-annually beginning on January 1, 1995 at the rate of 10% per annum. (The January 1996 interest payment was made in a timely manner.) A sinking fund payment of $1 million is required annually, with a first payment in 1995. That requirement was fulfilled prior to the end of 1995. Currently, the Company is voluntarily paying $183,333 each month to the Trustee to cover future interest and sinking fund payments. The Trustee, at the Company's request, holds such moneys in accounts to which the Company has no access.

 Among other things, the Bond Indenture requires that the Company maintain a current ratio of at least 1.0:1 while the bonds are outstanding, and further requires that the Company maintain a ratio of consolidated funded debt (reduced by any amount held in the bond sinking fund) to consolidated net worth of not more than 1.5:1. Both of the foregoing requirements were met at December 31, 1995. The Bond Indenture also states that the Company may not declare or pay any dividend or distribution on its equity securities, purchase or otherwise acquire securities of the Company, or incur any additional consolidated funded debt if, after giving affect to the action, the ratio of consolidated funded debt (reduced by amounts held in the bond sinking fund) to consolidated net worth would exceed 1.25:1. The bonds are secured by a first deed of trust on the Company's Denver land and buildings, including new structures financed by the bond issuance. An independent appraisal conducted just prior to the issuance of the bonds placed an aggregate market value of $16 million on this property, assuming completion of the construction project.

 During 1995, the Company's working capital decreased by $2,004,300, and concomitantly, its current ratio (current assets divided by current liabilities) decreased from 2.46:1 at December 31, 1994 to 1.83:1 at December 31, 1995. This decrease in working capital is attributable to net income of $2,823,400, contributions to the Company's ESOP and exercise of incentive stock options of $438,400, a decrease in restricted cash of $6,162,700, a decrease in other assets of $48,800, and an increase in deferred income taxes of $217,900; all offset by capital expenditures in excess of depreciation of $9,714,200, the declaration in March of 1995 of a dividend of $989,000, and a net reduction of $992,300 in long-term debt. At December 31, 1995, the ratio of consolidated funded debt to consolidated net worth was .63:1.

 Trade accounts receivable at December 31, 1995 were lower by $1,670,100 than those at December 31, 1994 primarily because net sales of December of 1994 exceeded those of December of 1995 by about $1.7 million. Trade accounts payable are higher at December 31, 1995 than they were at December 31, 1994 by $1,338,500. While some of that increase is due to the building of inventories of the Company's new Alpha Hydrox foot care products, most is attributable to slower payments by the Company to certain suppliers. Although relations with suppliers remain satisfactory, the Company intends to reduce its trade accounts payable early in 1996. Inventories at December 31, 1995 were higher than those at December 31, 1994 by $778,600, an increase of 16.2% which is attributable to new products and slow sales in December of 1995.

 The Company's Board of Directors has adopted a dividend philosophy under which the Board will consider periodically the payment of dividends which recognize performance during 1996 if certain goals for net sales during a quarter and for cumulative net sales during the year are satisfied. Such dividends, if declared, will not exceed 50% of net income on a cumulative basis. However, in any event, the Board of Directors' declaration of dividends is dependent upon the Company's financial condition, cash needs, satisfaction of the bond covenants described above and other relevant factors.

                                      other

 As described in earlier reports, on September 8, 1994, the United States Justice Department, at the request of the United States Army, filed an environmental lawsuit against the Company, alleging that the Company was a contributor to contamination in a groundwater aquifer underlying a portion of the Rocky Mountain Arsenal; and, therefore, that the Company should contribute to the existing and future costs incurred by the Army in connection with remediation of that groundwater. The Army claims to have incurred approximately $27 million, exclusive of interest, of past response costs related to the portion of the Arsenal in question. It asserts that one-half to two-thirds of that amount should be allocated to the Company. The Army also claims unquantified future response costs, including costs to acquire additional supplies of water to supplement or replace existing municipal sources. These costs have been estimated at $50 million. Based on the opinion and report of its groundwater consultant, the Company believes that any contamination from the Company has not migrated as far as the Arsenal and that the contamination at issue comes from other sources. The Company believes, in addition, that contaminant concentrations in a groundwater plume that the Army claims to have originated at the Company's facilities (and which the Company believes originated elsewhere) are such that any response costs actually incurred by the Army relative to the disputed plume are relatively small. Further, the Company believes that the need for additional or supplemental water supplies, if any, results solely from the Arsenal's munitions operations and not from any groundwater contamination to which the Army claims the Company contributed. An exchange of expert reports by the parties concluded on March 1, 1996. Other discovery is scheduled to be completed in the spring of 1996. No trial date has been set. The Company strongly believes that the lawsuit is unjustified and is mounting a vigorous defense.

 The Company has notified both primary and excess liability insurance carriers of the Army's claims. Some carriers have denied any obligation to defend or indemnify the Company. Other carriers have reserved rights on a variety of grounds (including a limited pollution exclusion which is currently the subject of litigation around the country) but are participating in the defense of the claims.

 The Rocky Mountain Arsenal is a Superfund Site resulting from activities of the United States Army and a major chemical company over many years. The Arsenal was involved in the production and demilitarization of war materials, including nerve gas, and the production of pesticides. Contaminants from these activities were deposited in numerous spots at the Arsenal, affecting groundwater, surface water, soil, air and wildlife. At one time, the Arsenal extended beyond its present boundaries, encompassing land now part of Stapleton International Airport. It is through this same land that the Army contends that contamination flows from the Company's facility (under the Stapleton runways) some 4.5 miles to the area in which a water treatment facility was built.


CONSOLIDATED FINANCIAL STATEMENTS



                       CONSOLIDATED STATEMENTS OF INCOME

                                                Year ended December 31,
                                         1995             1994           1993

  Revenues:
   Net sales                         $51,758,500    $53,408,300   $37,671,400
   Other income                          498,200        237,200       118,000

                                     ________________________________________
                                      52,256,700     53,645,500    37,789,400
  Costs and expenses:
   Cost of sales                      14,583,200     13,690,700    11,658,500
   Advertising                        17,990,300     15,107,200     8,468,200
   Selling                             7,859,600      8,038,500     7,175,500
   General and administrative          6,440,300      6,504,800     5,200,600
   Interest                              829,500        651,800       402,900
                                      ________________________________________
                                      47,702,900     43,993,000    32,905,700

  Income from operations before
    income taxes                       4,553,800      9,652,500     4,883,700
  Provision for income
    taxes (Note 5)                     1,730,400      3,801,000     1,955,000
                                      _______________________________________
  Net income                          $2,823,400     $5,851,500    $2,928,700
                                      =======================================

  Net income per common share (Note :
    Primary                           $      .28        $   .57       $   .30
    Fully diluted                     $      .28        $   .57       $   .29
  Primary weighted average number of
    common shares outstanding         10,252,700     10,228,500     9,674,700
  Fully diluted weighted average
    number of common shares
    outstanding                       10,160,200     10,209,100    10,019,300






                       CONSOLIDATED BALANCE SHEETS

                                                           December 31,
     ASSETS                                             1995         1994

  Current assets:
    Cash  and  cash equivalents                   $4,761,500   $3,754,900
    Trade receivables, less allowances
     of $501,100 and $345,900
     for doubtful accounts                         3,076,500    4,746,600
    Inventories (Note 2)                           5,572,100    4,793,500
    Prepaid expenses                                 431,000      654,000
    Deferred tax assets (Note 5)                     503,500      367,800
                                                  _______________________
                        Total current assets      14,344,600   14,316,800

  Property, plant and equipment,
    net (Notes 3 & 4)                             20,575,500   10,861,300
  Restricted cash                                        -      6,162,700
  Other assets                                       741,100      789,900
                                                  _______________________
                                                 $35,661,200  $32,130,700
                                                  =======================
  LIABILITIES AND SHAREHOLDERS' EQUITY

  Current liabilities:
    Accounts payable                              $3,347,100   $2,008,600
    Accrued expenses                               3,426,300    2,771,600
    Current maturities of long-term
     debt (Note 4)                                 1,074,600    1,035,700
                                                  _______________________
                 Total current liabilities         7,848,000    5,815,900
  Long-term debt (Note 4)                         10,474,300   11,466,600
  Deferred income taxes (Note 5)                     729,900      512,000
                                                  _______________________
                                                  19,052,200   17,794,500

  Commitments and Contingencies (Notes 7 & 10)

  Shareholders' equity (Note 6):
    Common stock $.10 par value, authorized
      20,000,000 shares: issued and
      outstanding 10,030,900 and 9,763,800         1,003,100      976,400
    Capital in excess of par                       4,719,000    4,307,300
    Retained earnings                             10,886,900    9,052,500
                                                  _______________________
                 Shareholders' equity             16,609,000   14,336,200
                                                  _______________________
                                                 $35,661,200  $32,130,700
                                                  =======================



              CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                Year ended December 31,

  Increase (Decrease) in Cash and
  Cash Equivalents                            1995         1994          1993


  Cash flows from operating activities:
   Net income                           $2,823,400   $5,851,500    $2,928,700

   Adjustments to reconcile net income
     to net cash provided by operating
     activities:
      Depreciation and amortization        908,000      683,600       728,700
      Provision for doubtful
        accounts receivable                229,000      174,400        44,400
      Compensation expense of
        employee stock plans               255,700      208,800       202,900
      Change in assets and liabilities:
       Accounts receivable               1,441,100   (2,252,200)   (1,300,200)
       Inventories                        (778,600)  (1,223,200)     (712,600)
       Prepaid expenses                    223,000      (33,900)     (259,400)
       Other assets                        (36,700)    (822,600)      (14,000)
       Deferred income taxes                82,200      (25,800)       (2,000)
       Accounts payable and
         accrued expenses                1,993,200      686,000     1,786,100
                                         ____________________________________
       Total adjustments to net income   4,316,900   (2,604,900)      473,900

       Net Cash Provided by
       Operating Activities              7,140,300    3,246,600     3,402,600

  Cash flows from investing activities:
   Purchases of property,
     plant and equipment               (10,536,700)  (4,152,600)     (474,100)

       Net Cash Used by
       Investing Activities            (10,536,700)  (4,152,600)     (474,100)

  Cash flows from financing activities:
   Proceeds from exercise of
     stock options                         182,700      259,000         2,600
   Proceeds from short-term borrowings     154,700      103,300        55,400
   Principal payments on short-term
     borrowings                           (154,700)    (203,300)      (55,400)
   Proceeds from long-term borrowings      111,400   12,009,900     1,078,000
   Principal payments on
     long-term borrowings                  (35,700)  (3,219,500)   (2,073,800)
   Increase in bond sinking fund        (1,029,100)           -             -
   Decrease (increase) in
     restricted cash                     6,162,700   (6,162,700)            -
   Dividends paid                         (989,000)    (954,600)            -

   Net Cash Provided (Used)
   by Financing Activities               4,403,000     1,832,100     (993,200)

   Net Increase in Cash and
   Cash Equivalents                      1,006,600       926,100    1,935,300

   Cash and Cash Equivalents,
   beginning of year                     3,754,900     2,828,800      893,500

   Cash and Cash Equivalents,
   end of year                      $    4,761,500    $3,754,900   $2,828,800

   Supplemental disclosures:
    Cash paid during the year for:
    Interest (net of $428,800 and
    $68,200 capitalized in 1995
    and 1994 respectively)                $829,500      $669,600     $413,900
    Income taxes                        $1,231,400    $3,772,800   $1,004,500



 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                           Capital    Retained
 Years ended December 31,              Common Stock       in Excess   Earnings
 1995, 1994  and 1993               Shares     Amount        of Par  (Deficit)

  Balance January 1, 1993       9,148,800   $914,900    $3,695,500  $ 1,226,900
  Net income                            -          -             -    2,928,700
  Stock issued to employee
  stock ownership trust           164,000     16,400       186,500          -
  Other stock issuances             4,500        400         2,200          -

  Balance December 31, 1993     9,317,300    931,700     3,884,200    4,155,600
  Net income                            -          -             -    5,851,500
  Dividend                              -          -             -     (954,600)
  Stock issued to employee stock
  ownership trust                  50,200      5,000       203,800            -
  Other stock issuances           396,300     39,700       219,300            -

  Balance December 31, 1994     9,763,800    976,400     4,307,300    9,052,500
  Net income                            -          -             -    2,823,400
  Dividend                              -          -             -     (989,000)
  Stock issued to employee stock
  ownership trust                  45,400      4,500       251,200          -
  Other stock issuances           221,700     22,200       160,500          -

  Balance December 31, 1995    10,030,900 $1,003,100    $4,719,000  $10,886,900

See Notes to Consolidated Financial Statements




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: Summary of Significant Accounting Policies

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made in the 1994 and 1993 Consolidated Financial Statements to conform to the classifications used in the current year.

  The Company manufactures and markets household chemical products (36.8% of net sales), skin care products (61.1%) and cigarette filters (2.1%). The Company's products are sold nationally, directly and through independent brokers, to mass marketers, drugstores, supermarkets, wholesale distributors and other retail outlets.

  Inventories are stated at the lower of cost (first-in, first-out method) or market.

  Property, plant and equipment are recorded at historical costs. Depreciation is provided using the straight-line method over estimated useful lives of the assets ranging from 3 to 45 years.

  The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.


NOTE 2: Inventories

 Inventories consisting of materials, labor and overhead at December 31 were comprised of the following:

                                  1995              1994

 Finished goods              $3,402,100       $2,714,000
 Raw materials                2,170,000        2,079,500
                              __________________________
                             $5,572,100       $4,793,500



NOTE 3:  Property, Plant and Equipment

Property accounts at December 31 were comprised of the following:

                                              1995              1994


 Land                                      $1,254,600        $1,254,600
 Buildings                                 14,067,700         4,874,200
 Production equipment                       6,794,900         6,677,500
 Office furniture and equipment             2,760,600         1,840,200
 Other                                        331,500           253,300
 Construction in progress                   3,616,100         3,640,300
                                           ____________________________

                                           28,825,400        18,540,100

 Less accumulated depreciation              8,249,900         7,678,800
                                           ____________________________
                                           $20,575,500      $10,861,300
                                           ============================

Construction of a new office building and additions to the manufacturing and warehouse facilities began in the late summer of 1994. Construction on the office building was completed in June 1995 and construction on the manufacturing and warehouse facilities were completed in January 1996. During 1995 and 1994, $428,800 and $68,200 of interest was capitalized respectively.



NOTE 4:  Long-Term Debt

     Long-term debt at December 31, also described in Management's Discussion and Analysis of Liquidity and Capital Resources, is presented below:

                                                    1995               1994
 First mortgage bonds secured by Denver land
  and buildings, due 2001, interest at 10%
  payable semi-annually with sinking fund
  requirement of $1 million per year beginning
  December 31, 1995                            $12,000,000        $12,000,000
 Bond sinking fund                              (1,029,100)                 -
 First mortgage on Aquafilter land and
  building, payable in monthly installments
  through 1999, interest at 9.75%                  466,600            502,300
 Installment note on certain data
  processing equipment and software,
  payable in monthly installments through
  1998, interest at 4.9%                           111,400                  -
                                                 ____________________________
                                                11,548,900         12,502,300

 Less current maturities                         1,074,600          1,035,700
                                                 ____________________________
                                                $10,474,300        $11,466,600
                                                  ============================

Maturities of long-term debt for the years 1996 through 2000 are respectively:
$1,074,600, $1,080,400, $1,086,700, $1,336,200, $1,000,000 and $5,971,000
maturing after 2000. See Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operation.



NOTE 5:  Income Taxes

 The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, ``Accounting for Income Taxes''.

The provisions for income taxes include the following:

                                      1995          1994           1993
 Currently payable:
  Federal                       $1,480,100    $3,256,800     $ 1,665,000
  State                            168,100       570,000         292,000
                                 _______________________________________
 Total currently payable         1,648,200*    3,826,800*      1,957,000*

 Deferred
  Federal                           74,000        24,200         57,000
  State                              8,200       (50,000)       (59,000)
                                 ______________________________________
   Total deferred                   82,200       (25,800)        (2,000)

 Provision
  Federal                        1,554,100     3,281,000      1,722,000
  State                            176,300       520,000        233,000
                                 ______________________________________
   Total provision              $1,730,400    $3,801,000     $1,955,000

 *Estimated payments of approximately $1,044,000, $3,275,000 and $1,000,000 were made as of December 31, 1995, 1994 and 1993 respectively for this liability.

 The Company's effective income tax rate was different than the statutory federal income tax rate as follows:


                                  1995              1994           1993
 Federal income tax at
  statutory rates           $1,548,300        $3,282,000     $1,661,000
 State income taxes,
  net of federal tax effect    176,300           385,000        234,000
 Other                           5,800           187,000        221,000
                             __________________________________________
   Total                     1,730,400         3,854,000      2,116,000
 Tax credits                         -            53,000        161,000
                             __________________________________________
 Effective tax              $1,730,400        $3,801,000     $1,955,000


     The 1993 income tax provision included an amount related to items under review by the Internal Revenue Service.

     Deferred taxes are determined based on estimated future tax effects of differences between the amounts reflected in the financial statements and the tax basis of assets and liabilities given the provisions of the enacted tax laws. The net deferred tax assets and liabilities as of December 31, 1994 and 1995 along with the changes during the fiscal year are comprised of the following:

                                         1994            1995
 Current:
   Allowance for
    uncollectible accounts           $115,000        $173,800
   Inventory reserves and other       108,000         115,700
   Prepaid insurance                        -          33,500
   Accrued vacation                   123,000         159,300
   Deferred slotting                        -               -
   State taxes                         26,000               -
   Other reserves                      31,000               -
   Other                              (35,200)         21,200
                                      _______________________
  Net current deferred tax assets    $367,800        $503,500
  Noncurrent:
   Accelerated depreciation
    for tax                         $(661,000)      $(793,000)
   Subsidiary start-up costs           84,000          50,000
   Tax credits                         12,000          13,100
   Other                               53,000               -
                                       _______________________
  Total noncurrent deferred
   tax liability                    $(512,000)      $(729,900)

   At December 31, 1995 the Company has no federal tax credit carryforwards. The Company has state income tax credits of $13,100 expiring over a period ending in 2010.

   A reconciliation of the Company's income before taxes for financial statement purposes to taxable income is as follows:

                                                YEAR ENDED DECEMBER 31,

                                            1995         1994         1993
 Income before income taxes           $4,553,800   $9,652,500   $4,883,700
 Differences between income
  before income taxes and taxable income:
 State income taxes                     (176,300)    (173,900)     (30,400)
 Permanent differences                    15,300       12,700        6,900
 Net changes in
  temporary differences                 (136,900)     238,000       (2,700)
                                       ____________________________________
                                        (297,900)      76,800      (26,100)
                                       ====================================
 Federal taxable income               $4,255,900   $9,729,300   $4,857,500


NOTE 6:  Common Stock

  In 1981 and 1986 , the directors adopted incentive stock option plans for Company employees and, in 1993, adopted a non-qualified stock option plan for the outside directors (subsequently approved by shareholders) which permit the Company to grant options up to an aggregate of 1,650,000 shares of common stock. Options are granted at not less than fair market value of the stock at the date of grant and are exercisable from the grant date for five years. The 1981 plan expired in 1991 and, accordingly no shares are available for option under that Plan.

                         1981 PLAN                  1986 PLAN                 1993 PLAN
                            AVERAGE                       AVERAGE                     AVERAGE
                 NUMBER     OPTION PRICE     NUMBER       OPTION PRICE   NUMBER       OPTION PRICE
                 OF SHARES  PER SHARE        OF SHARES    PER SHARE      OF SHARES    PER SHARE

Maximum number
 of shares
 at inception
 of plans         750,000                     500,000                     400,000
                  ===========================================================================

Outstanding,
December 31,1992  499,000     $    .60         13,000     $   1.07              -         -
 Granted in 1993        -            -        248,000         1.79        255,000     $1.48
 Exercised         (4,000)         .58           (500)        . 64              -         -
 Cancelled              -            -         (1,500)        . 78              -         -
                  ___________________________________________________________________________
Outstanding,
 December 31,1993 495,000     $    .60        259,000     $   1.77        255, 000    $1.48
 Granted in 1994        -            -        180,300         5.34         135,000    $4.88
 Exercised       (372,800)         .60        (23,500)       1. 48               -        -
 Cancelled              -            -              -            -               -        -
                  __________________________________________________________________________
Outstanding,
 December 31,1994 122,200     $    .60        415,800     $   3.29        390, 000    $2.65
 Granted in 1995        -            -              -            -               -        -
 Exercised       (121,700)         .58              -            -       (100, 000)   $1.10
 Cancelled           (500)         .58         (1,500)        3.80               -        -
                  __________________________________________________________________________
Outstanding,
 December 31,1995       -            -        414,300     $   3.29        290,000     $3.19
                  ==========================================================================

Available for option,
 December 31, 1995      -                      61,200                       10,000
                  ==========================================================================



     The Company has an Employee Stock Ownership Plan to provide retirement benefits for its employees. The Plan is designed to invest primarily in common stock of the Company and is non-contributory on the part of the Company's employees. Contributions to the plan are discretionary as determined by the Company's Board of Directors. The Company expenses the cost of shares issued to the Plan. The amount expensed for the Plan in 1995, 1994 and 1993 was $255,700, $208,800 and $202,900 respectively. During 1995, 1994 and 1993, the
 Company contributed 45,400 shares, 50,200 shares and 164,000 shares respectively to the Employee Stock Ownership Plan.

     Per share data for all years presented was determined by using the weighted average number of common and common equivalent shares outstanding. Common equivalent shares, determined by using the treasury stock method, result from stock options with exercise prices that are below the average market price of the common stock.

     On April 7,1995, the Company paid a dividend of $.10 per share (aggregate $989,000) to shareholders of record on March 24, 1995. On March 15, 1994, the Company paid a dividend of $.10 per share (aggregate $954,600) to shareholders of record on March 7, 1994.





NOTE 7:  Lease Commitments

     The Company has certain short-term rental arrangements for office equipment and other items. Aggregate rental expense for these items was as follows:


                                         1995            1994            1993

                                   $   87,500       $  65,900       $  48,300
                                   ==========================================

NOTE 8:  Significant Customer

     In 1995, 1994 and 1993 one customer, Wal-Mart Stores, Inc. of Bentonville, Arkansas, accounted for approximately 22.6%, 21.5% and 21.7% respectively of the Company's sales of household chemical products and 22.0%, 20.9% and 18.6% respectively of the Company's sales of skin care products. This customer is not related to the Company. A loss of this large customer would have a material effect on the Company if the Company's consumer base served by that customer did not purchase the Company's products at other retail outlets. No long-term contracts exist between the Company and Wal-Mart Stores, Inc. or any other customer.


NOTE 9:  Transactions With Related Parties

 During 1995, the Company paid a consulting fee of $60,000 to Dr. Norman Brooks ($40,000 was paid in 1994) in connection with the development of its cosmetic products. Dr. Brooks' wife is the daughter of Jerome J. Goldstein and the sister of Mark E. Goldstein.

 The Company has adopted a bonus plan for its executive officers for the year 1996. The Plan provides that an amount will be distributed to the Company's executive officers equal to 10% of the annual before tax profit exceeding $1,000,000. In 1995, $416,400 was accrued or paid under the Plan. In 1994, $1,024,600 was accrued or paid under the Plan and in 1993, $452,000 was accrued or paid under the Plan.

NOTE 10:  Contingent Liabilities

 In September 1994, the United States Justice Department, at the request of the United States Army, brought an environmental lawsuit against the Company. The suit alleges that the Company was a contributor to contamination in a groundwater aquifer underlying a portion of the Rocky Mountain Arsenal, a Superfund Site contaminated by the U.S. Army and a major chemical company over many years; and, therefore, that the Company should contribute to the existing and future costs incurred by the Army in connection with the remediation of that groundwater. The Army claims to have incurred approximately $27 million, exclusive of interest, of past response costs related to the portion of the Arsenal in question. It asserts that one-half to two-thirds of that amount should be allocated to the Company. The Army also claims unquantified future response costs, including costs to acquire additional supplies of water to supplement or replace existing municipal sources. These costs have been estimated at $50 million. Based on the opinion and report of its groundwater consultant, the Company believes that any contamination from the Company has not migrated as far as the Arsenal and that the contamination at issue comes from other sources. The Company believes, in addition, that contaminant concentrations in a groundwater plume that the Army claims to have originated at the Company's facilities (and which the Company believes originated elsewhere) are such that any response costs actually incurred by the Army relative to the disputed plume are relatively small. Further, the Company believes that the need for additional or supplemental water supplies, if any, results solely from the Arsenal munition operations and not from any groundwater contamination to which the Army claims the Company contributed. The Company strongly believes that the lawsuit is unjustified and is mounting a vigorous defense.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Scott's Liquid Gold-Inc.

  We have audited the accompanying consolidated balance sheets of Scott's Liquid Gold-Inc. (a Colorado Corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positon of Scott's Liquid Gold-Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                        /s/ Arthur Anderson LLP
Denver, Colorado
January 15, 1996



CORPORATE DATA

                          Plant and Executive Offices
      Scott's Liquid Gold-Inc., 4880 Havana Street, Denver, Colorado 80239
                               Phone 303-373-4860


                              Stock Transfer Agent
    Norwest Bank Minnesota N.A., 161 N. Concourse Exchange, South St. Paul,
                              Minnesota 55075-0738


                                  Shareholders
   As of February 17, 1995 the Company had approximately 1500 shareholders of record.




                               Market Information

The high and low prices or bid quotations of Scott's Liquid Gold-Inc. common stock as traded on the New York Stock Exchange as of November 23, 1994, and prior to that date, on NASDAQ or NASDAQ/NMS, were as follows:



  Three Months Ended 1993
              High        Low

March 31      11/4        7/8
June 30       13/8       15/16
September 30  35/8       13/16
December 31  43/16       23/4


  Three Months Ended 1994
              High        Low


March 31      9           3-5/8
June 30       7-3/4       3-3/8
September 30  7-3/8       3-3/4
December 31   6-11/16     3-7/8


NYSE Symbol: SGD

 The above quotations prior to November 23, 1994 represent prices between dealers, and do not include retail mark-up or commissions, nor do they represent actual transactions.

 In March 1994, the Company paid its first cash dividend to shareholders in the amount of $.10 per share of common stock. This dividend was based upon the Company's performance in 1993. On March 7, 1995, based upon 1994's performance, the Company declared a dividend of $.10 per share to shareholders of record on March 24, 1995. No decision has been made as to future dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" for information concerning restrictions on dividends.



DIRECTORS AND OFFICERS

JEROME J. GOLDSTEIN
Chairman of the Board and Director

MARK E. GOLDSTEIN
President, Chief Executive Officer and Director

CAROLYN J. ANDERSON
Executive Vice President, Chief Operating Officer,
Corporate Secretary and Director

BARRY SHEPARD
Treasurer, Assistant Secretary, Chief Financial
Officer and Director

MICHAEL J. SHEETS
Principal, Gerald Schoenfeld, Inc., Consultant and Director,
New York City, NY

DENNIS H. FIELD
Independent Consultant and Director, Short Hills, NJ

JAMES F. KEANE
President, Engine World, Inc., and Director, Hudson, MA