Form 10-K, Exhibit 13
period 1996-12-31
SCOTTS LIQUID GOLD INC
filed 1997-03-27
CIK 88000

DESCRIPTION OF BUSINESS
                                   General

Scott's Liquid Gold-Inc., a Colorado corporation headquartered in Denver, was incorporated on February 15, 1954. Through its wholly-owned subsidiaries, the Company manufactures and markets high quality household chemical products and skin care products; and, until late 1996, it manufactured a line of disposable cigarette filters. In this report, the term 'Company' refers to Scott's Liquid Gold-Inc. and its subsidiaries.

The Company's household chemical products consist primarily of Scott's Liquid Gold for wood, a wood preservative and cleaner sold nationally for 25 years, and Touch of Scent, an aerosol room air freshener distributed nationally since 1982. In early 1992, the Company entered into the cosmetics business through a subsidiary, Neoteric Cosmetics, Inc., which, at that time, introduced two skin care products under the name Alpha Hydrox. At the end of 1996, nineteen skin care products were being marketed by the Company, with additional products being considered for market introduction during 1997.

                                   Strategy

The Company's policy is to manufacture and market high quality consumer products that are distinct within each category in which the Company competes. Scott's Liquid Gold for wood distinguishes itself from competing products as a wood cleaner and preservative, not simply a polish. Touch of Scent is different from competing aerosol air fresheners in that it need not be shaken before each use and, because it is activated by an attractive fixture which may be mounted on any smooth surface, it is more convenient to use than competing brands. With respect to Alpha Hydrox, the Company's line of cosmetics products, it was the first alpha hydroxy acid skin care product sold to the mass market at prices which consumers can afford.

The Company's goal is to operate profitably each year, which it has done every year during this decade, and, with an eye on the bottom line, to grow sales, particularly with regard to skin care products. (It is noted that, although the Company experienced a net loss for 1996, it operated profitably but for the settlement of an environmental lawsuit with the U.S. Army.) Part of the Company's strategy to reach its goal was an expansion of the Company's physical plant in Denver, a project which was completed in early 1996. Other efforts to achieve this goal include (1) continuing to maintain an aggressive advertising posture; (2) developing additional skin care products where a perceived consumer need exists; and (3) focusing on domestic sales while not ignoring opportunities for expansion into other countries (the Canadian market was opened in 1995 and, during 1997, the Company plans to sell its products in certain South American countries). Regarding the first point, the Company believes that sales of its consumer products require the support of effective advertising.

                                   Products

Scott's Liquid Gold for wood, a wood cleaner and preservative, has been the Company's core product since the Company's inception. It has been well-known in the U.S. market for twenty-five years. In 1982, the Company added Touch of Scent, a room air freshener, to its line of household chemical products. The Company believes that Touch of Scent is the most convenient to use air freshener available. Household chemical products accounted for 39.9% of the Company's consolidated net sales in 1996 and 37.6% in 1995.

Scott's Liquid Gold for wood, when applied to wood surfaces such as furniture, paneling, and kitchen cabinets, and to outside stained doors and decking, penetrates microscopic pores in the surface and lubricates beneath, restoring moisture and, at the same time, minimizes the appearance of scratches, darkening the wood slightly. Scott's Liquid Gold preserves wood's natural complexion and beauty without wax.

Touch of Scent is intended to be used in conjunction with a decorative fixture which can be mounted on any hard surface and into which the consumer inserts an aerosol refill unit. At a touch, the fixture propels any of several fragrances from the refill unit into the air, masking unpleasant odors and refreshing the air with a pleasant scent. The Company manufactures both the fixture and the refill unit. Unlike some competitive aerosol air fresheners, Touch of Scent is extremely dry and, therefore, leaves practically no residue after use. In 1995, the Company reformulated its Touch of Scent product so as to reduce the emission of volatile organic compounds as was required, beginning on January 1, 1996, by the environmental laws of the State of California. Additionally, in 1996, the Company developed and tested a new variety of highly decorative Touch of Scent fixtures which it began to ship to customers in December of 1996.

In early 1992, the Company began to market two skin care products under the trade name of Alpha Hydrox. At the end of 1996, the Company's skin care line consisted of nineteen products. Most of the Company's Alpha Hydrox products, which are sold through a wholly-owned subsidiary, Neoteric Cosmetics, Inc., contain alpha hydroxyethanoic acids in low but effective concentrations. Alpha hydroxyethanoic acids act as an exfoliant which gently sloughs off dead skin cells to promote a healthier, more youthful appearance. Some of the Company's skin care products, such as its moisturizers, do not contain an alpha hydroxy acid, but are marketed to be used in conjunction with those which do. Alpha Hydrox products accounted for 60.1% of the Company's consolidated net sales in 1996, and 62.4% in 1995.

For many years, and through most of the third quarter of 1996, the Company also produced, through a wholly-owned subsidiary, a line of disposable cigarette filters known as Aquafilters. Because sales of this product line had decreased steadily over the last several years, when an opportunity arose to sell certain assets of Aquafilter Corporation, including its machinery, equipment, patents, and inventories, the Company decided that the time had come to remove itself from the cigarette filter business and, at the same time, make a profit from the sale of Aquafilter's assets. Aquafilter's land and building in Fort Lauderdale, Florida is currently listed for sale by the Company. The financial statements for 1996 set forth, for the most recent three years, the after tax income or loss from the Aquafilter business under 'Discontinued operations'.

The Company also manufactures injection molded components for household chemical products, and, in the past, manufactured parts for Aquafilters. These components consist principally of plastic caps for Touch of Scent and Scott's Liquid Gold and fixtures for Touch of Scent.

                           Marketing and Distribution

All of the Company's products are sold nationally, directly and through independent brokers, to mass marketers, drugstores, supermarkets, and other retail outlets; and to wholesale distributors. In 1996, one customer, Wal-Mart Stores, Inc. of Bentonville, Arkansas, accounted for approximately 24.4% of the Company's sales of household chemical products and 27.7% of Alpha Hydrox sales. This customer is not related to the Company. A loss of this large customer would have a material effect on the Company if the Company's consumer base served by that customer did not purchase the Company's products at other retail outlets. No long-term contracts exist between the Company and Wal-Mart Stores, Inc. or any other customer. The Company permits returns of its products by its customers, a common industry practice.

The Company's household chemical products and Alpha Hydrox are advertised nationally on network television and, at times, on cable television and in print media. In the past, the Company has also used radio advertising in selected areas and may do so in the future. The Company maintains an aggressive posture in promoting and advertising its skin care products. During 1997, but subject to change, the Company does not intend to spend more for advertising its products than it did in 1996. The Company believes that holding expenditures for advertising in 1997 to no more than 1996 levels will not affect the Company's ability to maintain or increase its sales. The Company notes that, at budgeted 1997 advertising levels, consolidated net sales for 1997 can decrease from 1996 levels by more than 15% without affecting the Company's ability to service its bond debt. Further, it is noted that the Company periodically considers revisions of planned advertising expenditures based upon actual sales results and competitive conditions.

To enable consumers to make informed decisions, the company lists the concentration of alpha hydroxy acid on its skin care product containers and in its other promotional materials. The Company does not exaggerate benefits to be expected from the use of its products and recommends to consumers the use of a sunscreen in its written directions contained in every box. The Company also has a 24-hour toll free telephone number for consumers to call with questions.

                                Manufacturing

The Company owns and operates its manufacturing facilities and equipment. It manufactures all of its products, maintaining a high quality standard and sufficient inventories to ship most orders as they are received. Quality control is enforced at all stages of production, as well as upon the receipt of raw materials from suppliers. Raw materials are purchased from a number of suppliers and, at the present time, are readily available. There is only one U.S. manufacturer of the type of alpha hydroxy acid used by the Company. Relations with that supplier are satisfactory. Most of the Company's manufacturing operations, including most packaging, are highly automated, and, as a result, the Company's manufacturing operations are not labor intensive, nor, for the most part, do they involve extensive training. The addition to the Company's plant facilities, completed in early 1996, has more than doubled the Company capacity to produce skin care products. Prior thereto, production facilities for Alpha Hydrox were stretched to near capacity from time to time. The Company believes that its physical plant facilities are adequate for the foreseeable future.

                                 Competition

The Company's business is highly competitive in both household chemical and skin care products. The Company competes with several companies engaged in marketing air fresheners and products designed for the beautification of wood, but it does not have sufficient information to make an accurate representation as to the market share of its products. Both the air freshener and wood care categories are dominated by three to five manufacturers significantly larger than the Company, each of which produce several products. Irrespective of the foregoing, over the years, the Company has developed a strong 'consumer franchise' for its household chemical products which enjoy a national consumer base.

The skin care category is also highly competitive. Several competitors are significantly larger than Scott's Liquid Gold-Inc., and each of these competitors produces several products. Some of these companies also produce alpha hydroxy acid products with which Alpha Hydrox must compete. Because of the number of varied products produced by competitors, the Company cannot make an accurate representation as to the market share of its skin care products. Irrespective of the foregoing, it can be stated that the Company has established a strong national base of distribution for Alpha Hydrox, and, based upon data supplied by an independent rating service, the Company believes that its products rank high among leading brand-name alpha hydroxy acid skin care products.

As a matter of corporate philosophy, the Company subscribes to the belief that quality and product performance are an attraction to the consuming public. The Company, therefore, competes on the basis of quality and distinguishing characteristics of its products.

                                  Regulation

The Company is subject to various federal, state and local laws and regulations which pertain to the type of products it manufactures and sells. The
Company's
skin care products containing alpha hydroxy acids are cosmetics within the meaning of the Federal Food Drug and Cosmetic Act ('FFDCA'). The FFDCA defines 'cosmetics' as products intended for cleansing, beautifying, promoting attractiveness or altering the appearance. The Company's cosmetics products are subject to regulation under the FFDCA and the Fair Packaging and Labeling Act ('FPLA'), and the regulations promulgated under these acts. The relevant laws and regulations are enforced by the U.S. Food & Drug Administration ('FDA'). Such laws and regulations govern the ingredients and labeling of cosmetic products and set forth general manufacturing practices for companies to follow. Although FDA regulations require that the safety of a cosmetic ingredient be substantiated prior to marketing, there is no requirement that a company contemplating inclusion of a cosmetic ingredient in its products submit to the FDA the results of its testing or any other data or information with respect to the ingredient. Prior to marketing its products, the Company conducts studies to demonstrate that its Alpha Hydrox products do not irritate the skin or eyes. Consistent with FDA regulations, the Company has not submitted the results of its studies to the FDA.

As stated in prior reports, in April of 1994, an FDA official raised some questions about the safety of alpha hydroxy acids in skin care products, and later indicated that the effects of long-term usage of such products are unknown. Additionally, the Company reported that the Cosmetic Ingredient Review Expert Panel ('CIR') sponsored by the cosmetics industry, had been requested to conduct a review of a compilation of alpha hydroxy acid safety data assembled by cosmetic manufacturers. The CIR is a cooperative proceeding in which an FDA representative can and does participate as a non-voting, liaison member.

On January 31, 1997, the CIR issued a tentative report of its findings on the safety of cosmetics containing alpha hydroxy acids (the 'Tentative Report'). After reviewing the published and unpublished data on glycolic acid (the type of alpha hydroxy acid used by the Company), the CIR concluded that glycolic acid is safe for use in retail cosmetic products at concentrations of up to ten percent when the directions for use include the daily use of sun protection. The Company's cosmetic products contain glycolic acid concentrations ranging from zero to 8.4%, and the directions for use for the products recommend the daily use of sunscreens. Therefore, the Company's cosmetic products meet the CIR's current criteria for the safe use of alpha hydroxy acids in retail cosmetic products.

There is a 90-day comment period from the date the Tentative Report was published, after which the CIR will issue a final report. The Company is unable to predict whether the final report will differ from the Tentative Report with respect to the CIR's finding on the safety of the ingredients in its cosmetic products.

The Company's advertising is subject to regulation under the Federal Trade Commission Act and its implementing regulations, which prohibit false and misleading claims in advertising. The Company's labeling and promotional materials are believed to be in full compliance with applicable statutes and regulations.

Some chemicals used in consumer products, including some used by the Company, have come under scrutiny by various state governments and the Congress of the United States in connection with clean air laws and regulations. These chemicals are volatile organic compounds ('VOCs') that are contained in various categories of consumer products. As a result of VOC regulation, it was necessary for the Company to reformulate some of its products. In late 1995, for example, the Company changed its formula for Touch of Scent to conform to regulations of the California Air Resources Board ('CARB') which became effective with regard to air fresheners on January 1, 1996. The Company believes it has done all that is now necessary to satisfy the current requirements of the Clean Air Act and laws of various state governments. These laws and regulations have not affected the Company's skin care products. However, under CARB regulations, the Company has not been permitted to sell its pourable form of Scott's Liquid Gold wood cleaner and preservative in California since January 1, 1994, but is permitted to sell the aerosol form of this product.

Limitations regarding the VOC content of consumer products by both state and federal agencies will continue to be a part of regulatory efforts to achieve compliance for ozone at or near ground level. Under the Clean Air Act Amendments of 1990, the Environmental Protection Agency ('EPA') is required to study the contribution of consumer products to ozone problems and to promulgate regulations reducing the VOC content of consumer products. During 1995, the EPA published a prioritized list of categories of consumer products for regulation, including categories which affect Scott's Liquid Gold for wood and Touch of Scent. Regulations pertaining to those products, were proposed by the EPA in April 1996. If these regulations are adopted as proposed, they will be less stringent than those issued previously by CARB. Various states, in addition to California, have enacted or are considering promulgating VOC regulations. The EPA anticipates that its adoption of regulations should help to induce states to conform to consistent, nationwide standards. However, the Company is unable to predict how many or which other states might enact legislation regulating the VOC content of consumer products or what effect such legislation might have upon its household chemical products.

                                   Employees

The Company employs 172 persons, 96 in plant and production related functions and 76 in administrative, sales and advertising functions. No contracts exist between the Company and any union. The Company monitors wage and salary rates in the Rocky Mountain area and pursues a policy of providing competitive compensation to its employees. The compensation of the Company's executive officers is under the purview of the Compensation Committee of the Company's Board of Directors. Fringe benefits for Company employees include an excellent medical and dental plan, life insurance, a 401K Plan with matching contributions for lower paid employees (those earning $30,000 or less per annum), an ESOP, and a Profit Sharing Plan. The Company considers its employee relations to be satisfactory.

                            Patents and Trademarks

The Company actively uses its registered trademarks of Alpha (stylized), certain designs of a red box, Scott's Liquid Gold, Liquid Gold, Touch of Scent, and Neoteric in the United States and has registered trademarks in several additional countries.

The U.S. patent for the dispenser and cap designs for Touch of Scent expired in 1995. The Company owned this patent since 1981 when it was purchased from an unrelated company, and had considered it to be significant because of its conceptual advantage over other competing products. Because the Company has produced Touch of Scent for approximately 16 years and has established a consumer base for the product, the Company believes, but cannot assure, that the expiration of its patent will have no material effect on sales of Touch of Scent.

The Company has applied for federal registration of the trademark 'Alpha Hydrox'. The issuance of this trademark is being challenged on the basis that the name of the Company's product falls in the realm of a general description of the type of acid used as an ingredient. The Company believes that the issuance or non-issuance of this trademark is not material to the Company or to its sales of Alpha Hydrox products. Whether or not the federal registration of 'Alpha Hydrox' is granted to the Company, the Company claims under common law the exclusive right to use 'Alpha Hydrox' as a trademark and to the right to prevent the use by others of confusingly similar marks. The outcome of any such claim, if contested in court, will depend on the facts and circumstances then existing with respect to the use of the mark in a particular geographical area. To date, there have been no court contests, but, other than as noted below, the Company has been successful in convincing several manufacturers to refrain from the use of names similar to Alpha Hydrox.

                                Legal Proceedings

The Company filed two lawsuits in 1995 and early 1996 against two companies which the Company asserts have infringed the Company's trademark and trade dress rights, and have unfairly competed with the Company's Alpha Hydrox products. Both of these companies are private label producers of alpha hydroxy skin care products which are sold to customers of the Company and result in confusion in the mind of the consumer. One of the foregoing cases was settled in 1996.

With regard to all other litigation, see 'Management Discussion and Analysis of Financial Condition and Results of Operations -Other".

                                   Properties

The Company's Denver facilities are currently comprised of three connecting, modern buildings and a parking garage (approximately 261,100 square feet in total) and about 16.2 acres of land, of which approximately 6 acres are available for future expansion. These buildings range in age from 1 to 26 years (126,600 square feet having been added in 1995 and 1996). The Denver facility houses the Company's corporate headquarters and all of its operations, and serves as one of several distribution points. The Company believes that its current space will provide capacity for growth for at least the next four to five years. All of the Company's land and buildings in Denver serve as collateral under a deed of trust for a $12.0 million bond issue consummated by the Company on July 29, 1994. In addition to the Company's properties in Denver, Aquafilter Corporation, a subsidiary of the Company, owns a modern 50,000 square foot manufacturing and office facility in Fort Lauderdale, Florida, which is subject to a mortgage ($427,300 at December 31, 1996). The Fort Lauderdale facility was used for the production of Aquafilters and, additionally, served as a warehouse and distribution point for the Company's household chemical and skin care products. The Fort Lauderdale land and building were listed for sale in late 1996.

                        SELECTED FINANCIAL DATA

Scott's Liquid Gold-Inc. and Subsidiaries

(In Thousands of Dollars)          1996        1995        1994        1993       1992
Revenues:

Scott's Liquid Gold
 household products             $17,743     $19,238     $21,960        $20,765    $22,452
Neoteric Cosmetics               26,700      31,924      30,583         15,790      5,932
                                _________________________________________________________
                                $44,443     $51,162     $52,543        $36,555    $28,384

Income from operations          $ 2,101     $ 4,757     $ 9,642        $ 4,751    $    50
Other: Lawsuit settlement         3,588         262          40              -          -
                                _________________________________________________________
Income (loss) from continuing
 operations before income taxes  (1,487)      4,495       9,602          4,751         50
Income tax expense (benefit)       (553)      1,711       3,784          1,910         19
                                _________________________________________________________
Income (loss) before accounting
 change and discontinued
 operations                        (934)      2,784       5,818          2,841         31

Cumulative effect at January 1,
 1992 of income tax accounting
 change                               -           -           -              -        257

Discontinued operations,
 net of taxes                        23          39          34             88         86
                                _________________________________________________________
Net income (loss)               $  (911)    $ 2,823     $ 5,852         $2,929    $   374
                                _________________________________________________________

Primary Per Share Data
Income (loss) from continuing
 operations                     $ (.09 )    $   .28     $   .57         $  .29    $     -

Cumulative effect at January
 1, 1992 of income tax accounting
 change                              -            -           -              -        .03

Discontinued
 operations                          -            -           -            .01        .01
                                _________________________________________________________
Primary earnings per share      $ (.09 )    $   .28     $   .57         $  .30      $ .04
                                _________________________________________________________

Dividends declared per
 common share                   $    -      $   .10     $   .10         $    -    $    -
                                _________________________________________________________

Assets                          $34,464     $35,126     $31,519         $16,280   $12,232
                                _________________________________________________________
Working capital*                $ 6,197     $ 6,331     $ 8,374         $ 4,500   $ 2,035
                                _________________________________________________________
Capital additions               $ 1,057     $10,537     $ 4,079         $   468   $   709
                                _________________________________________________________
Depreciation                    $ 1,015     $   820     $   592         $   588   $   550
                                _________________________________________________________
Long-term debt*                 $10,777     $10,047     $11,000         $ 2,129   $ 3,086
                                _________________________________________________________

*  See Management Discussion and Analysis of Financial Condition and Results of Operations.

Selected Quarterly Financial Data

                                                    1996
                                 First       Second       Third          Fourth      Year
Net sales                       $12,757     $ 9,809     $10,569         $11,009    $44,144
Gross profit                    $ 8,494     $ 6,484     $ 7,229         $ 7,746    $29,953
Income (loss) from
 continuing operations          $  (642)    $  (582)    $(1,667)        $ 1,957    $  (934)
Net income (loss)               $  (639)    $  (569)    $(1,632)        $ 1,929    $  (911)
Primary earnings (loss)
 per share                      $  (.06 )   $  (.06 )   $  (.17 )       $   .20    $  (.09 )


                                                     1995
                                 First       Second       Third          Fourth      Year
Net sales                       $14,167     $14,358     $12,303         $ 9,845    $50,673
Gross profit                    $10,265     $10,299     $ 8,497         $ 7,626    $36,687
Income from
 continuing operations          $    12     $   360     $   836         $ 1,576    $ 2,784
Net income                      $    30     $   362     $   844         $ 1,587    $ 2,823
Primary earnings per share      $     -     $   .04     $   .08         $   .16    $   .28



                         MANAGEMENT DISCUSSION AND ANALYSIS
                 of Financial Condition and Results of Operations

                                  General

The Company manufactures and markets household chemical products and skin care products; and, until September of 1996, also produced and marketed cigarette filters through a wholly-owned subsidiary. In early 1992, the Company entered into the cosmetics business, introducing a new line of skin care products, Alpha Hydrox, which is sold throughout the United States and in Canada. The Company plans to begin to market its skin care products in certain South American countries in the near future. Sales of the cosmetics line were $15.8 million in 1993, $30.6 million in 1994 and $31.6 million in 1995. As a result, net income increased from $373,800 in 1992 to $2,928,700 in 1993, and to $5,851,500 in
1994. In 1995, net income declined to $2,823,400 due to heavy advertising of cosmetics products and a decline of 12.3% in sales of the Company's household chemical products. For a variety of reasons which are explained below, the Company experienced a decrease in sales and operating profits in 1996. Further, during 1996, as is more fully discussed below, the Company recognized a substantial loss attributable to the settlement, in October of 1996, of a lawsuit brought against the Company by the U.S. Army. That lawsuit sought a contribution from the Company to remediation expenses incurred by the Army in connection with its clean-up of contamination at the Rocky Mountain Arsenal, a Superfund site. That loss is net of $3.0 million in insurance proceeds from certain of the Company's insurers. The Company is in process of suing certain other insurers who did not participate in the settlement with the Army.


                          Results of Operations
            Summary of Results as a Percentage of Net Sales

                                          Year Ended December 31,
                                     1996               1995             1994
Net sales
Scott's Liquid Gold
 household products                 39.9%              37.6%            41.5%
Neoteric Cosmetics                  60.1%              62.4%            58.5%
                                    _________________________________________

Total net sales                    100.0%             100.0%           100.0%
Cost of sales                       32.1%              27.6%            25.1%
                                    _________________________________________
Gross profit                        67.9%              72.4%            74.9%
Other revenue                        0.7%               1.0%             0.4%
                                    _________________________________________
                                    68.6%              73.4%            75.3%
                                    _________________________________________
Operating expenses                  61.1%              62.5%            55.8%
Interest                             2.7%               1.5%             1.1%
                                    _________________________________________
                                    63.8%              64.0%            56.9%
                                    _________________________________________
Income from operations               4.8%               9.4%            18.4%
                                    _________________________________________

Note: During the third quarter of 1996, the Company sold certain assets of Aquafilter Corporation, a wholly-owned subsidiary. The assets sold included the subsidiary's manufacturing equipment, patents, inventories, trade name and goodwill. Accordingly, the figures set forth above no longer reflect operations of Aquafilter Corporation which are now set forth in the Company's financial statements under the caption 'Discontinued operations'. Please see Note 5 to Financial Statements.

                         Year Ended December 31, 1996
                  Compared to Year Ended December 31, 1995

Consolidated net sales for 1996 were $44.1 million vs. $50.7 million for 1995, a decrease of $6,529,300, or about 13%. Average selling prices for 1996 were higher than those of 1995 by $613,000, prices of household chemical products being up by $997,000 (most of which related to Touch of Scent), offset by a decrease in average selling prices of cosmetics products of $384,000.

During 1996, net sales of cosmetics products accounted for 60.1% of consolidated net sales compared to 62.4% in 1995. Net sales of these products for those periods were $26,550,300 in 1996 compared to $31,623,200 in 1995, a decrease of $5,072,900 or 16%. Of that decrease, nearly $1.65 million pertained to sales of Men's After Shave Lotion, a product discontinued by the Company in late 1995 due to a lack of consumer interest, and about $2.4 million pertained to a decrease in sales of the Company's body wash products which are subject to intense price competition. In addition to decreases in sales of Men's After Shave Lotion and Body Wash products, the Company attributes declines in sales of its basic alpha hydroxy acid products to increased competition, particularly to competition from private label products containing alpha hydroxy acids and to a reduction in its advertising expenditures during 1996. Based upon data available to the Company, it appears that industry-wide sales of skin care products containing alpha hydroxy acids began to flatten in 1995, a trend which continued into 1996. Nonetheless, management intends, over a reasonable time period, to seek to improve sales of Alpha Hydrox products by advertising effectively, opening new markets, particularly in Latin American countries, and by developing and introducing new products, some during 1997. Notwithstanding the foregoing, the Company can not predict that sales of its skin care products in 1997 will be greater than or the same as those of 1996.

Sales of household chemical products in 1996 accounted for 39.9% of consolidated net sales compared to 37.6% in 1995. These products are comprised of 'Scott's Liquid Gold' for wood, a wood cleaner which preserves as it cleans, and 'Touch of Scent,' a room air freshener. During 1996, sales of household chemical products were $17,593,700 compared to $19,050,100 in 1995, a decrease of $1,456,400, or 7.7%. During those years, sales of 'Scott's Liquid Gold' for wood increased from $9,731,400 in 1995 to $9,850,900 in 1996 (up by $119,500 or
1.2%), and sales of 'Touch of Scent' decreased from $9,318,700 in 1995 to $7,742,800 in 1996 (down by $1,575,900 or 16.9%). Touch of Scent sales have now declined for two consecutive years. In an effort to increase sales of its air fresheners, the Company has introduced a new line of decorative fixtures to dispense new, concentrated formulae now contained in its refill units.

On a consolidated basis, cost of goods sold was $14,191,200 for 1996 compared to $13,986,000 for 1995, an increase of 1.5% (on a decrease in sales of 12.9%). As a percentage of consolidated net sales, cost of goods sold was 32.1% in 1996 vs. 27.6% in 1995, an increase of 16.7%. For simplicity, the explanation which follows assumes that identical products and quantities thereof were sold in 1995 as were sold in 1996.

Costs of raw materials in 1996 were greater than those of 1995 by $1,647,800. Raw material costs increased by $1,214,500 for Touch of Scent, $176,400 for Scott's Liquid Gold, and $256,900 for Alpha Hydrox. The increase in the cost of raw materials for Touch of Scent was primarily attributable to the reformulation of refill units to meet regulatory requirements with respect to volatile organic compounds, particularly requirements of the State of California.

Due to the addition of a new plant facility, including machinery and equipment, depreciation, property taxes,and utilities increased during 1996, as did other items classified by the Company as factory overhead. Such increases in 1996 over 1995, including under-absorbed overhead caused by lower production, amounted to $719,000. Direct labor for 1996 was higher than that of 1995 by $32,400.

In total, the cost of producing the products sold in 1996 was higher than that of 1995 by $2,399,200. Were it not for this increase in production costs, the gross profit percentage for 1996, calculated with sales reduced by the 1996 average price increase, would have been slightly higher than it was for 1995.

Advertising expenses for 1996 were $13,405,600 compared to $17,970,200 for 1995, a decrease of $4,564,600 or 25.4%. Of this planned decrease, $4,812,900 pertained to a decrease in advertising of cosmetics products and $248,300 pertained to an increase in advertising of household chemical products. During 1997, the Company currently intends to spend no more than it did in 1996 to advertise its products. As 1997 progresses, the Company will consider revisions to its budgeted advertising expenses based upon year-to-date sales and competitive conditions. The Company wishes to make clear that, as a matter of sound business judgment, it recognizes that, whenever it is fiscally responsible to do so, it must continue to advertise aggressively because (i) the market for skin care products is highly competitive and, accordingly, the Alpha Hydrox name needs to be kept in front of current consumers; and (ii) advertising is essential to maintain or increase sales levels of both the Company's cosmetics and household chemical products. The Company recognizes further that sustaining its advertising program is highly dependent upon sales of its skin care products.

Selling expenses for 1996 were $7,470,900 compared to $7,715,300 for 1995, a decrease of $244,400, or 3.2%. Administrative expenses in 1996 were $6,073,500 compared to $5,951,500 in 1995, an increase of $122,000 or 2.1%.

Interest expense for 1996 was $1,200,200 compared to $782,100 in 1995, an increase of $418,100, or 53.5%. Such increase was largely due to the capitalization of certain interest expenses during the construction of the Company's physical facilities during 1995. (See Liquidity and Capital Resources below.) Other income decreased by $190,000 during 1996 compared to 1995 when a portion of the net proceeds of the Company's bond issue was available for short-term investment (see Liquidity and Capital Resources below).

During both 1996 and 1995, expenditures for research and development were not material (under 1% of revenues).

                          Year Ended December 31, 1995
                  Compared to Year Ended December 31, 1994

Consolidated net sales for 1995 were $50.7 million vs. $52.3 million for 1994, a decrease of $1,641,800 or about 3.1%. Average selling prices for the 1995 were lower than those of 1994 by $512,600, average prices of household chemical products being down by $36,300 and average selling prices of cosmetics products being down by $476,300. (Average selling prices of Scott's Liquid Gold for wood were up by $293,000, but average selling prices of Touch of Scent were down by $329,300.)

Industry-wide sales of branded alpha hydroxy acid skin care products were relatively flat in 1995 compared to 1994. During 1995, net sales of cosmetics products accounted for 62.4% of consolidated net sales compared to 58.5% for 1994. For those years, net sales of these products were $31,623,200 and $30,583,000 respectively, an increase of $1,040,200 or 3.4%. The Company attributes that increase to extensive advertising of the Company's cosmetics line, competitive pricing, the addition of new products, and the efficacy of the Company's products. Irrespective of the 1995 increase in sales of Alpha Hydrox, it is noted that the number of competitive skin care products containing alpha hydroxy acids increased during the year, particularly in the area of private label products.

Sales of household chemical products, which represented 37.6% of consolidated net sales in 1995 vs. 41.5% in 1994, amounted to $19,050,100 in 1995 compared to $21,732,100 in 1994, a decrease of $2,682,000 or 12.3%. These products are comprised of 'Scott's Liquid Gold' for wood, a wood cleaner which preserves as it cleans, and 'Touch of Scent', a room air freshener. Sales of 'Scott's Liquid Gold' for wood were down by $784,800 a decrease of 7.5%, and sales of 'Touch of Scent' were down by $1,897,200 or 16.9%.

On a consolidated basis, cost of goods sold was $13,986,000 in 1995 compared to $13,114,500 in 1994, an increase of $871,500 or 6.6% (on a decrease in sales of 3.1%). As a percentage of consolidated net sales, cost of goods sold increased from 25.1% in 1994 to 27.6% in 1995, principally due to the following: (a) an increase in 1995 over 1994 of manufacturing overhead of about $443,200, primarily due to an increase in indirect labor and laboratory expenses other than salaries; (b) a decrease in plant utilization in 1995 vs. 1994; and (c) the introduction in 1995 of certain skin care products, particularly the Company's Body Wash, which, based upon competitive pricing, were list-priced to produce a gross margin substantially lower than that of other Alpha Hydrox products. Further, many more pre-pack display cases of Alpha Hydrox were sold in 1995 than in 1994. Such display cases are more expensive to produce per dozen units than products sold in 12-count cases.

Advertising expenses for 1995 were $17,970,200 compared to $15,097,200 for 1994, an increase of $2,873,000 or 19.0%. Of this increase, $5,902,000 pertained to cosmetics products, offset by a decrease in advertising expenses of $3,029,000 for household chemical products. Selling expenses for 1995 were $7,715,300 compared to $7,877,500 for 1994, a decrease of $162,200 or 2.1%. This decrease related primarily to decreases in brokerage commissions and shipping expenses which vary with sales volume. Administrative expenses in 1995 were $5,951,500 compared to $6,211,700 in 1994, a decrease of $260,200 (4.2%).

Interest expense for 1995 was greater than that of 1994 by $181,400, an increase of 30.2%, which was due to higher borrowings and interest rates. Offsetting the increase in interest expense for 1995 was $489,000 of interest earned, an increase over 1994 of $261,800, which was the result of investing the proceeds of the Company bond issue and excess cash in short-term Treasury Bills and similar paper. It should be noted that, during the construction phase of the Company's physical expansion which was completed in January of 1996, a portion of the interest paid on the Company's bonds ($428,800 in 1995) was capitalized (See Liquidity and Capital Resources below.)

During both 1995 and 1994, expenditures for research and development were not material (under 1% of revenues).

                         Liquidity and Capital Resources

On July 29, 1994, the Company consummated a $12 million bond issuance to finance the expansion of the Company's Denver facilities. This expansion, prompted by the growth of the Company's wholly-owned subsidiary, Neoteric Cosmetics, Inc., manufacturer of Alpha Hydrox skin care products, included construction of a 74,600 square foot office building, replacing a smaller, existing office structure; and an additional 52,000 square feet of manufacturing and warehouse space at an aggregate cost of approximately $13.65 million, including the cost of furniture, fixtures and equipment. Construction of the project began in August of 1994 and was completed in January, 1996.

After expenses and repayments of certain indebtedness, the net proceeds of the bond issue available for the construction of the expanded facilities was $8,861,300. Such amount was disbursed over the construction period. Because the cost of the construction project, including machinery and office furnishings, was approximately $13.65 million, the Company needed to generate approximately $4.8 million from operations to complete the project. All bond proceeds had been paid out prior to December 31, 1995 and, by early 1996, all moneys required to be paid out of Company funds had been paid.

Interest on the $12 million bond issue is payable semi-annually beginning on January 1, 1995 at the rate of 10% per annum. (The January 1, 1997 interest payment was made in a timely manner. There is no reason to believe that the interest payment due on July 1, 1997 will not be made as is required by the Bond Indenture.) A sinking fund payment of $1 million is required annually, with a first payment in 1995. Sinking fund payments for 1995 and 1996 were made as required. Currently, the Company is voluntarily paying $183,333 each month to the Trustee to cover future interest and sinking fund payments. The Trustee, at the Company's request, holds such moneys in accounts to which the Company has no access.

Among other things, the Bond Indenture requires that the Company maintain a current ratio of at least 1.0:1 while the bonds are outstanding, and further requires that the Company maintain a ratio of consolidated funded debt (reduced by any amount held in the bond sinking fund) to consolidated net worth of not more than 1.5:1. Both of the foregoing requirements were met at December 31, 1996. The Bond Indenture also states that the Company may not declare or pay any dividend or distribution on its equity securities, purchase or otherwise acquire securities of the Company, or incur any additional consolidated funded debt if, after giving effect to the action, the ratio of consolidated funded debt (reduced by amounts held in the bond sinking fund) to consolidated net worth would exceed 1.25 to 1 on January 1, 1996 and thereafter. That provision had also been satisfied at year end. The bonds are secured by a first deed of trust on the Company's Denver land and buildings, including structures financed by the bond issuance.

During 1996, the Company's working capital decreased by $133,200, and its current ratio (current assets divided by current liabilities) decreased from 1.82:1 at December 31, 1995 to 1.80:1 at December 31, 1996. This decrease in working capital is attributable to (1) a net loss of $910,900, (2) a decrease in deferred income taxes of $492,800, and (3) additions to property and equipment in excess of depreciation of $42,400, equal in total to $1,446,100; offset by
(4) an increase in long-term debt of $729,700, (5) a decrease in other assets of $463,200 and (6) a decrease in the net assets of discontinued operations of $120,000. At December 31, 1996, the ratio of consolidated funded debt to consolidated net worth was .71:1. The increase in long-term debt consists primarily of the unpaid portion (less the amount due in 1997) of the Company's settlement of its environmental lawsuit with the U.S. Army, offset by payments into the Company's bond sinking fund.

Other receivables increased by $681,800 during 1996. This increase includes $600,000 which the Company received subsequent to December 31, 1996 from one of its insurers and then paid to the United States Army (see 'Other' below) and $81,800 in other non-trade receivables. The offset of the $600,000 is included in accrued expenses which, excluding that item, decreased by $1,241,900 during 1996 primarily due to a reduction of $607,500 in income taxes accrued at the end of 1995 and a reduction of $650,000 remaining at the end of 1995 for accrued costs of the Company's expansion project which was completed in January of 1996. Inventories were down at December 31, 1996 from the end of last year by about $1.3 million of which almost $1.0 million pertained to Alpha Hydrox. Such reduction was intentional to aid cash flow for the year. Other assets decreased by $463,200 during 1996, primarily due to the payment of $371,000 to complete the Company's construction project ($371,000 was set up at December 31, 1995 as both an asset and a liability); and the amortization of $92,200 of deferred expenses related to the Company's bond issue.

                                   Other

As previously reported, the Company has been a defendant in an environmental lawsuit brought by the United States Justice Department at the request of the United States Army, alleging contribution by the Company to contamination in a groundwater aquifer underlying a portion of the Rocky Mountain Arsenal. In October of 1996, the Company and the United States, on behalf of the Department of the Army, negotiated a settlement of this dispute and submitted a Settlement Agreement and Order to the United States District Court for the District of Colorado. The Agreement, which admits no wrong doing by the Company and which was approved by the Court on November 6, 1996, requires the payment to the United States of $6 million of which $2.4 million was paid at once by the Company's insurers (with an additional $600,000 paid in January of 1997) and $1 million was paid by the Company. The additional $2 million is to be paid by the Company in equal installments of $250,000 over eight years, beginning on October 1, 1997, together with interest approximating the Treasury Bill rate. The Company has filed a lawsuit against those insurers which did not participate in the settlement to recover at least the $3 million payable by the Company, plus punitive damages and attorneys' fees.

In May, 1996, a lawsuit was commenced against Neoteric Cosmetics, Inc. (and others not related to the Company) alleging infringement of certain patents. Neoteric Cosmetics is the Company's wholly-owned subsidiary which manufactures and sells skin care products under the name Alpha Hydrox. The lawsuit was brought by TriStrata Technology, Inc. in the United States District Court for the District of Delaware. The plaintiff claims to be the assignee of four patents relating to the use of alpha hydroxy acids to treat or reduce cosmetic conditions, particularly wrinkles or fine lines. Three of the patents were issued in 1995; and one, which was issued in 1992, was the subject of a re-examination completed in 1995. TriStrata now seeks to add one more related patent to the suit and may seek to add others. The U.S. Patent and Trademark Office has recently granted another party's request to re-examine the patents in suit. The individuals to whom the patents were issued and who are involved in the plaintiff were also claimants in a lawsuit filed against the Company in May, 1992 which concerned other patents and which was settled on confidential terms having no material effect on the Company.

The plaintiff in the lawsuit alleges that Neoteric Cosmetics contributes to and/or induces infringement of three of the four patents by selling and promoting Neoteric Cosmetics products for the purpose of visibly reducing a human skin wrinkle and/or fine lines and for the purpose of treating and/or preventing cosmetic conditions and dermatologic disorders of the human skin such as wrinkles and fine lines. The plaintiff requests damages to compensate the plaintiff for any infringement, an injunction against further infringement and treble damages because of an alleged willful and deliberate nature of infringement. In 1995, after the issuance of one of the patents involved in the lawsuit, the Company changed its advertising and packaging to remove references to wrinkles and fine lines. The Company denies the allegations of the plaintiff and is mounting a vigorous defense.

                  Consolidated Statements of Operations

                                             Year ended December 31,
                                       1996           1995          1994
Revenues:

Net sales                       $44,144,000    $50,673,300   $52,315,100
Other income                        299,000        489,000       228,000
                                ________________________________________
                                 44,443,000     51,162,300    52,543,100
Costs and expenses:
Cost of sales                    14,191,200     13,986,000    13,114,500
Advertising                      13,405,600     17,970,200    15,097,200
Selling                           7,470,900      7,715,300     7,877,500
General and administrative        6,073,500      5,951,500     6,211,700
Interest                          1,200,200        782,100       600,700
                                ________________________________________
                                 42,341,400     46,405,100    42,901,600

Income from operations            2,101,600      4,757,200     9,641,500
Other: lawsuit
 settlement (Note 6)              3,588,300        262,000        39,900
Income (loss) from
 continuing operations before
 income taxes                    (1,486,700)     4,495,200     9,601,600
Income tax expense
 (benefit) (Note 7)                (553,000)     1,710,500     3,783,700
                                ________________________________________
Income (loss) from
 continuing operations             (933,700)     2,784,700     5,817,900
Discontinued operations
 (Note 5):
Income (loss) from
 operations, net of income
 taxes                               (8,300)        38,700        33,600
Gain on disposal,
 net of income taxes                 31,100              -             -
                                ________________________________________
Net income (loss)               $  (910,900)   $ 2,823,400   $ 5,851,500
                                ________________________________________
Primary earnings (loss)
per common share (Note 8):
Income (loss) from
 continuing operations          $      (.09 )  $       .28   $       .57
Income (loss) from
 discontinued operations                  -              -             -
                                ________________________________________
Net income (loss)               $      (.09 )  $       .28   $       .57
                                ________________________________________

Primary weighted average number of
   common shares outstanding     10,030,900     10,252,700    10,228,500

See Notes to Consolidated Financial Statements


                       Consolidated Balance Sheets

                                             December 31,
ASSETS                                   1996                1995

Current assets:
Cash  and  cash equivalents       $ 4,749,200         $ 4,720,200
Trade receivables, less
 allowances of $580,400 and
 $494,200 for doubtful accounts     3,362,100           2,993,100
Other receivables (Note 6)            681,800                   -
Inventories (Note 2)                4,129,200           5,430,500
Prepaid expenses                      265,700             423,200
Deferred tax assets (Note 7)          761,400             503,500
                                  _______________________________
Total current assets               13,949,400          14,070,500
Property, plant and
 equipment, net (Note 3)           19,861,800          19,819,400
Other assets                          277,900             741,100
Net assets of discontinued
 operations (Note 5)                  374,800             494,800
                                  _______________________________
                                  $34,463,900         $35,125,800

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable                  $ 3,723,600         $ 3,323,900
Accrued expenses                    2,738,800           3,380,700
Current maturities of
 long-term debt (Note 6)            1,289,600           1,035,300
                                  _______________________________
Total current liabilities           7,752,000           7,739,900

Long-term debt (Note 6)            10,776,700          10,047,000
Deferred income taxes (Note 7)        237,100             729,900
                                  _______________________________
                                   18,765,800          18,516,800


Commitments and Contingencies (Notes 9 & 12)
Shareholders' equity (Note 8):
Common stock $.10 par
 value, authorized 50,000,000
 shares: issued and
 outstanding 10,030,900             1,003,100          1,003,100
Capital in excess of par            4,719,000          4,719,000
Retained earnings                   9,976,000         10,886,900
                                  _______________________________
Shareholders' equity               15,698,100         16,609,000
                                  _______________________________
                                  $34,463,900         $35,125,800

See Notes to Consolidated Financial Statements


                    Consolidated Statements of Cash Flows

                                  Year ended December 31,
                              1996          1995          1994
Cash flows from
 operating activities:
Net income (loss)             $ (910,900)   $2,823,400  $5,851,500
                         _________________________________________
Adjustments to reconcile
 net income (loss) to net cash
 provided (used) by
 operating activities:
Depreciation and amortization  1,106,900       864,900     639,300
Provision for doubtful
 accounts receivable             270,900       229,000     174,000
Compensation expense of
 employee stock plans                  -       255,700     208,800
Gain on sale of
 discontinued operations         (47,100)            -           -
Change in assets
 and liabilities:
Accounts and
 other receivables            (1,321,700)    1,463,700  (2,278,000)
Inventories                    1,301,300      (798,000) (1,178,200)
Prepaid expenses                 157,500       223,000     (35,100)
Other assets                     371,000       (36,700)   (822,600)
Deferred income taxes           (750,700)       82,200     (25,800)
Accounts payable and
 accrued expenses               (242,200)    1,993,200     629,200

                           _______________________________________
Total adjustments to
 net income (loss)               845,900     4,277,000  (2,688,400)

                           _______________________________________
Net Cash (Used) Provided
 by Operating Activities         (65,000)    7,100,400   3,163,100

                           _______________________________________
Cash flows from
 investing activities:
Purchases of property,
 plant and equipment          (1,057,100)  (10,536,700) (4,078,900)
Proceeds from sale of
 discontinued operations         600,000             -           -
Net change in assets
 of discontinued operations     (432,900)        5,200     (15,900)

                           _______________________________________
Net Cash Used by
Investing Activities           (890,000)  (10,531,500)  (4,094,800)

                           _______________________________________
Cash flows from
 financing activities:
Proceeds from exercise
 of stock options                     -       182,700     259,000
Proceeds from
 short-term borrowings          150,700       154,700     103,300
Principal payments on
 short-term borrowings         (150,700)     (154,700)   (203,300)
Proceeds from
 long-term borrowings         2,007,400       111,400  12,009,900
Principal payments on
 long-term borrowings           (39,000)            -  (3,187,200)
Increase in bond
 sinking fund                  (984,400)   (1,029,100)          -
Decrease (increase)
 in restricted cash                   -     6,162,700  (6,162,700)
Dividends paid                        -      (989,000)   (954,600)

                          _______________________________________
Net Cash Provided by
 Financing Activities           984,000     4,438,700   1,864,400

                          _______________________________________
Net Increase in Cash
 and Cash Equivalents            29,000     1,007,600     932,700

                          _______________________________________
Cash and Cash Equivalents,
 beginning of year            4,720,200     3,712,600   2,779,900

                          _______________________________________
Cash and Cash Equivalents,
 end of year                 $4,749,200    $4,720,200  $3,712,600

                          _______________________________________

Supplemental disclosures:
Cash paid during the year for:
Interest (net of $30,300,
 $428,800 and $68,200
 capitalized in 1996, 1995
  and 1994 respectively)     $1,219,900    $  782,100  $  618,900
Interest paid by
 discontinued operations     $   43,800    $   47,400  $   50,700
Income taxes                 $  716,100    $1,231,400  $3,772,800
Noncash investing and
 financing activities:
Construction commitments     $        -     $  371,000 $        -
Note receivable on sale
 of discontinued operations  $  200,000     $        - $        -
Note receivable on sale
 of equipment                $   50,000     $        - $        -

See Notes to Consolidated Financial Statements



           Consolidated Statement of Shareholders' Equity

                              Common Stock             Capital
                                                      in Excess       Retained
                             Shares       Amount        of Par         Earnings

Years ended
 December 31, 1996,
 1995 and 1994

Balance January 1, 1994   9,317,300    $  931,700     $3,884,200    $4,155,600
Net income                        -             -              -     5,851,500
Dividend                          -             -              -      (954,600)
Stock issued to employee
 stock ownership trust       50,200         5,000        203,800             -
Other stock issuances       396,300        39,700        219,300             -
                           ____________________________________________________
Balance
 December 31, 1994        9,763,800       976,400      4,307,300     9,052,500
Net income                        -             -              -     2,823,400
Dividend                          -             -              -      (989,000)
Stock issued to
 employee stock
 ownership trust             45,400         4,500        251,200             -
Other stock issuances       221,700        22,200        160,500             -

                          ____________________________________________________

Balance
 December 31, 1995       10,030,900     1,003,100      4,719,000    10,886,900
Net loss                          -             -              -      (910,900)
                          ____________________________________________________

Balance
 December 31, 1996       10,030,900    $1,003,100     $4,719,000    $9,976,000
                         _____________________________________________________

See Notes to Consolidated Financial Statements



                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made in the 1995 and 1994 Consolidated Financial Statements to conform to the classifications used in the current year.

The Company manufactures and markets household chemical products (39.9% of net sales), skin care products (60.1%) and, until September 20, 1996, cigarette filters (See Note 5 D Discontinued Operations). The Company's products are sold nationally, directly and through independent brokers, to mass marketers, drugstores, supermarkets, wholesale distributors and other retail outlets. Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, plant and equipment are recorded at historical costs. Depreciation is provided using the straight-line method over estimated useful lives of the assets ranging from 3 to 45 years.

The Company considers all highly liquid investments with a maturity primarily of three months or less at the date of acquisition to be cash equivalents. Cash equivalents are comprised primarily of U.S. treasury securities and money market funds which are accounted for as available for sale investments. However, as of December 31, 1996, cost approximates the market value of these investments. As of December 31,1996, balances of cash and cash equivalents at a financial banking institution exceeded the federally insured limit of $100,000 by approximately $220,000. These balances fluctuate greatly during the year and can exceed this $100,000 limit. Management monitors regularly the financial condition of the banking institution, along with the Company's balances in cash and cash equivalents and tries to hold this potential risk to a minimum.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 2: Inventories

Inventories consisting of materials, labor and overhead at December 31 were comprised of the following:

                                 1996                1995
Finished goods         $    2,244,900      $    3,329,100
Raw materials               1,884,300           2,101,400
                       __________________________________
                       $    4,129,200      $    5,430,500

NOTE 3:  Property, Plant and Equipment

Property accounts at December 31 were comprised of the following:

                                 1996                1995
Land                   $    1,091,600      $    1,091,600
Buildings                  16,104,200          13,045,000
Production equipment        7,339,900           6,067,900
Office furniture
 and equipment              2,090,600           2,622,900
Other                         224,600             222,100
Construction in progress            -           3,616,100
                       __________________________________
                           26,850,900          26,665,600
Less accumulated
 depreciation               6,989,100           6,846,200
                        __________________________________
                      $    19,861,800     $    19,819,400

Construction of a new office building and additions to manufacturing and warehouse facilities began in the late summer of 1994. The office building was completed in June 1995 and construction of the manufacturing and warehouse facilities was completed in January 1996. During 1996 and 1995 respectively, $30,300 and $428,800 of interest was capitalized.


NOTE 4: Financial Instruments

The recorded amounts for cash and cash equivalents, receivables, other current assets, and accounts payable and accrued expenses approximate fair value due to the short-term nature of these financial instruments. The fair value of amounts outstanding under the Company's installment notes approximates book value due to the variable nature of the interest rate associated with that debt. The fair values of the Company's First Mortgage Bonds have been estimated using discounted cash flow analysis based on current borrowing rates for debt with similar maturities and ratings.

                           Book Value          Fair Value
Long-term debt        $    12,066,300     $    12,427,300


NOTE 5: Discontinued Operations

Effective September 20, 1996, the Company's wholly owned subsidiary, Aquafilter Corporation ('Aquafilter'), sold its manufacturing equipment, inventories, patents and trade names to Lee Pharmaceuticals, Inc. for $800,000. The Company received $500,000 cash and a note for $300,000 payable through April 1, 1997 at an interest rate of 8.25%. The gain from the sale of this discontinued operation ($31,100, net of income taxes of $16,000) includes additional estimated costs of approximately $107,000 related to the shutdown of Aquafilter. The Company plans to liquidate the balance of the subsidiary's net assets (primarily accounts receivable, note receivable and real property less certain liabilities, principally the mortgage loan applicable to Aquafilter's land and building) by June of 1997.

Total revenues for Aquafilter for 1996, 1995 and 1994 were $810,600, $1,094,400 and $1,102,400 respectively. Aquafilter's operating loss for 1996 was $8,300 (net of income tax benefits of $5,100). Aquafilter's operating income for 1995 and 1994 was $38,700 (net of income taxes of $19,900) and $33,600 ( net of income taxes of $17,300) respectively. The 1995 and 1994 results have been reflected as discontinued operations to conform to the 1996 presentation.


NOTE 6:  Notes Payable and Long-Term Debt
Long-term debt at December 31 is presented below:

                                                    1996            1995
First mortgage bonds secured by Denver
 land and buildings, due 2001, interest
 at 10% payable semi-annually with sinking
 fund requirement of $1 million per year.    $12,000,000      $12,000,000

Bond sinking fund                             (2,013,500)      (1,029,100)
Installment note on certain data
 processing equipment and software,
 payable in monthly installments
 through 1998, interest at 4.9%.                  79,800          111,400
Installment note, payable in annual
 installments of $250,000 through
 October 31, 2004, interest at a
 variable rate (currently 5.7%).               2,000,000                -
                                        _________________________________
                                              12,066,300       11,082,300
Less current maturities                        1,289,600        1,035,300
                                        _________________________________
                                             $10,776,700      $10,047,000

The Company also is obligated for a first mortgage on the Aquafilter land and building, which is currently listed for sale. At December 31, 1996 and 1995, the balance was $427,300 and $466,600 respectively and is included in 'Net assets of discontinued operations'. The mortgage is payable in monthly installments through 1999, with interest at 9.75%. See Note 5 D Discontinued Operations.

In October of 1996, the Company settled an environmental lawsuit brought against it by the United States on behalf of the U.S. Army. The settlement requires the Company to pay $6 million to the United States, of which $2.4 million was paid by the Company's insurers in 1996 and $600,000 was paid by a Company insurer in January of 1997. The Company itself paid $1 million to the United States and agreed to pay an additional $2 million in equal installments of $250,000 over eight years. Some of the Company's insurers did not participate in the aforesaid settlement and are being sued by the Company.

Maturities of long-term debt for the years 1997 through 2001, including Bond sinking fund payments, are respectively: $1,289,600, $1,290,200, $1,250,000,
$1,250,000, $6,236,500 and $750,000 maturing after 2001.

See 'Liquidity and Capital Resources' section of Management's Discussion and Analysis for requirements under the Indenture pertaining to the Company's First Mortgage Bonds.


NOTE 7:  Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes'.

The provisions for income taxes include the following:

                                      1996            1995             1994
Currently payable:
     Federal                     $ 176,400      $1,460,200       $3,239,500
     State                          18,800         168,100          570,000
                                 __________________________________________
     Total currently payable       195,200       1,628,300*       3,809,500*
                                 __________________________________________
Deferred:
     Federal                      (669,400)         74,000          24,200
     State                         (78,800)          8,200         (50,000)
                                 __________________________________________
     Total deferred               (748,200)         82,200         (25,800)
                                 __________________________________________
Provision:
     Federal                      (493,000)      1,534,200        3,263,700
     State                         (60,000)        176,300          520,000
                                 __________________________________________
     Total provision            $ (553,000)     $1,710,500       $3,783,700

*Estimated payments of approximately $1,044,000 and $3,275,000 were made as of December 31, 1995 and 1994 respectively for this liability.

The Company's effective income tax rate was different than the statutory federal income tax rate as follows:

                                      1996            1995             1994
Federal income tax at
 statutory rates                $ (505,500)     $1,548,300       $3,282,000
State income taxes, net of
 federal tax effect                (60,000)        176,300          385,000
Other                               12,500         (14,100)         169,700
                                 __________________________________________
Total                             (553,000)      1,710,500        3,836,700
                                 __________________________________________

Tax credits                              -               -           53,000
                                 __________________________________________
Effective tax                   $ (553,000)     $1,710,500       $3,783,700
                                 __________________________________________

Deferred taxes are determined based on estimated future tax effects of differences between the amounts reflected in the financial statements and the tax basis of assets and liabilities given the provisions of the enacted tax laws. The net deferred tax assets and liabilities as of December 31, 1996 and 1995 are comprised of the following:


                                               1996                    1995
Current:
Allowance for uncollectible accounts       $206,100                $173,800
Inventory reserves                          150,400                  72,200
Prepaid insurance                            54,800                  33,500
Accrued vacation                            164,900                 159,300
Other reserves                               40,700                       -
Lawsuit liability                            95,000                       -
Other                                        49,500                  64,700
                                 __________________________________________
Net current deferred tax assets            $761,400                $503,500
                                 __________________________________________
Noncurrent:
Accelerated depreciation for tax          $(935,500)              $(793,000)
Lawsuit installment note                    665,000                       -
Tax credits                                  25,100                  13,100
Other                                         8,300                  50,000
Total noncurrent deferred
 tax liability                            $(237,100)              $(729,900)

At December 31, 1996 the Company has no federal tax credit carryforwards.
The Company has state tax credits of $25,100 expiring over a period ending in 2010.

A reconciliation of the Company's income before taxes for financial statement purposes to taxable income is as follows:

                                              Year Ended December 31,
                                        1996            1995              1994
Income (loss) from continuing
 operations before income taxes  $(1,486,700)     $4,495,200        $9,601,600
Differences between income before income
  taxes and taxable income:
State income taxes                   (18,800)       (176,300)         (173,900)
Permanent differences                 12,400          15,300            12,700
Lawsuit installment note           2,000,000               -                 -
Net changes in temporary
 differences                           9,700        (136,900)          238,000
                                 _____________________________________________
                                   2,003,300        (297,900)           76,800
                                 _____________________________________________
Federal taxable income           $   516,600      $4,197,300        $9,678,400

The 1994 Federal taxable income is currently under review by the Internal Revenue Service.


NOTE 8:  Common Stock

In 1981 and 1986, the directors adopted incentive stock option plans for Company employees and, in 1993, adopted a non-qualified stock option plan for the outside directors (all subsequently approved by shareholders) which permit the Company to grant options up to an aggregate of 1,650,000 shares of common stock. Options are granted at not less than fair market value of the stock at the date of grant and those granted are exercisable from the grant date for five years. The 1981 and 1986 plans expired in 1991 and 1996 respectively and, accordingly no shares are available for option under those Plans.

                                      1981 Plan               1986 Plan                1993 Plan
                                              Average                 Average                   Average
                                 Number    Option Price   Number    Option Price    Number    Option Price
                               of Shares    Per Share   of Shares    Per Share    of Shares    Per Share
Maximum number of shares
 at inception of plans          750,000                  500,000                   400,000
                               _______________________________________________________________________
Outstanding,December 31,1993    495,000        $.60      259,000        $1.77      255,000       $1.48
Granted in 1994                       -           -      180,300         5.34      135,000        4.88
Exercised                      (372,800)        .60      (23,500)        1.48            -           -
Cancelled                             -           -            -            -            -           -
                               _______________________________________________________________________

Outstanding,December 31,1994    122,200         .60      415,800         3.29      390,000        2.65
Granted in 1995                       -           -            -            -            -           -
Exercised                      (121,700)        .58            -            -     (100,000)       1.10
Cancelled                          (500)        .58       (1,500)        3.80            -           -
                               _______________________________________________________________________

Outstanding,December 31,1995          -           -      414,300         3.29      290,000        3.19
Granted in 1996                       -           -            -            -            -           -
Exercised                             -           -            -            -            -           -
Cancelled                             -           -       (8,300)        2.16            -           -
                               _______________________________________________________________________

Outstanding,December 31,1996          -           -      406,000        $3.31      290,000       $3.19
                               _______________________________________________________________________
Available for
 option,December 31, 1996             -                        -                    10,000

The Company has an Employee Stock Ownership Plan to provide retirement benefits for its employees. The Plan is designed to invest primarily in common stock of the Company and is non-contributory on the part of the Company's employees. Contributions to the plan are discretionary as determined by the Company's Board of Directors. The Company expenses the cost of shares issued to the Plan. The amount expensed for the Plan in 1996, 1995 and 1994 was $202,700, $255,700 and $208,800 respectively. During 1996, 1995 and 1994, the Company contributed 100,000 shares, 45,400 shares and 50,200 shares respectively to the Employee Stock Ownership Plan.

During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ('SFAS 123'), 'Accounting for Stock-Based Compensation', which defines a fair value based method of accounting for employee stock options or similar equity instruments. However, SFAS 123 allows an entity to continue to measure compensation costs for those plans using the method of accounting prescribed by the Accounting Principles Board Opinion No. 25 ('APB 25'), 'Accounting for Stock Issued to Employees'. Entities electing to remain with the accounting prescribed in APB 25 must make pro forma disclosures of net income (loss) and net income (loss) per share, as if the fair value based method of accounting defined in SFAS 123 had been applied.

The Company has elected to continue to account for its stock-based compensation plans under APB 25. The Company did not grant any options or other equity instruments in 1995 or 1996 and therefore is not required to present the pro forma disclosures prescribed in SFAS 123.

Per share data for 1996 was determined by using the weighted average number of common shares outstanding. Common equivalent shares were not considered because their inclusion would have been anti-dilutive. Per share data for 1995 and 1994 was determined by using the weighted average number of common and common equivalent shares outstanding. Common equivalent shares, determined by using the treasury stock method, result from stock options with exercise prices that are below the average market price of the common stock.

The Company has 20,000,000 shares of preferred stock issuable in one or more series, none of which are outstanding.

On April 7,1995, the Company paid a dividend of $.10 per share (aggregate $989,000) to shareholders of record on March 24, 1995. On March 15, 1994, the Company paid a dividend of $.10 per share (aggregate $954,600) to shareholders of record on March 7, 1994.


NOTE 9:  Lease Commitments

The Company has certain short-term rental arrangements for office equipment and other items. Aggregate rental expense for these items was as follows:

                                   1996               1995               1994
                                $74,100            $87,500            $65,900

NOTE 10:  Significant Customer

In 1996, 1995 and 1994, one customer, Wal-Mart Stores, Inc. of Bentonville, Arkansas, accounted for approximately 24.4%, 22.6% and 21.5% respectively of the Company's sales of household chemical products and 27.7%, 22.0% and 20.9% respectively of the Company's sales of skin care products. This customer is not related to the Company. A loss of this large customer would have a material effect on the Company if the Company's consumer base served by that customer did not purchase the Company's products at other retail outlets. No long-term contracts exist between the Company and Wal-Mart Stores, Inc. or any other customer.


NOTE 11:  Transactions With Related Parties

During 1996 and 1995, the Company paid a consulting fee of $60,000 to Dr. Norman Brooks ($40,000 was paid in 1994) in connection with the development of its cosmetics products. Dr. Brooks' wife is the daughter of Jerome J. Goldstein and the sister of Mark E. Goldstein.

The Company has adopted a bonus plan for its executive officers for the year 1997. The Plan provides that an amount will be distributed to the Company's executive officers equal to 10% of the annual before tax profit exceeding $1,000,000, excluding items that are infrequent, unusual, or extraordinary. In 1996, $129,500 was accrued or paid under the Plan. In 1995 and 1994, $416,400 and $1,024,600 respectively was accrued or paid under the Plan.


NOTE 12:  Contingent Liabilities

In May 1996, a lawsuit was commenced against Neoteric Cosmetics, Inc. (and others not related to the Company) alleging infringement of certain patents. Neoteric Cosmetics, Inc. is the Company's wholly-owned subsidiary which manufactures and sells skin care products under the name Alpha Hydrox. The lawsuit was brought by TriStrata Technology, Inc. in the United States District Court for the District of Delaware. The plaintiff claims to be the assignee of four patents relating to the use of alpha hydroxy acids to treat or reduce cosmetic conditions, particularly wrinkles or fine lines. Three of the patents were issued in 1995; and one, which was issued in 1996, was the subject of a re-examination completed in 1995. TriStrata now seeks to add one more related patent to the suit and may seek to add others. The U.S. Patent and Trademark Office has recently granted another party's request to re-examine the patents in suit. The individuals to whom the patents were issued and who are involved in the plaintiff were also claimants in a lawsuit filed against the Company in May 1992 which concerned other patents and which was settled on confidential terms having no material effect on the Company.

The plaintiff in the lawsuit alleges that Neoteric Cosmetics contributes to and/or induces infringement of three of the four patents by selling and promoting Neoteric Cosmetic products for the purpose of visibly reducing a human skin wrinkle and/or fine lines and for the purpose of treating and/or preventing cosmetic conditions and dermatologic disorders of the human skin such as wrinkles and fine lines. The plaintiff requests damages to compensate the plaintiff for any infringement, an injunction against further infringement and treble damages because of an alleged willful and deliberate nature of infringement. In 1995, after the issuance of one of the patents involved in the lawsuit, the Company changed its advertising and packaging to remove references to wrinkles and fine lines. The Company denies the allegations of the plaintiff and is mounting a vigorous defense.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Scott's Liquid Gold-Inc.

We have audited the accompanying consolidated balance sheets of Scott's Liquid Gold-Inc. (a Colorado corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scott's Liquid Gold-Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                        /s/Arthur Andersen LLP
Denver, Colorado,                          Arthur Andersen LLP
January 21, 1997

                              CORPORATE DATA

                       Plant and Executive Offices
    Scott's Liquid Gold-Inc., 4880 Havana Street, Denver, Colorado 80239
                            Phone 303-373-4860

                           Stock Transfer Agent
        Norwest Bank Minnesota N.A., 161 N. Concourse Exchange,
              South St. Paul, Minnesota 55075-0738

                               Shareholders
As of January, 1997 the Company had approximately 1400 shareholders of record.

                            MARKET INFORMATION

The high and low prices of Scott's Liquid Gold-Inc. common stock as traded on the New York Stock Exchange were as follows:

                            1996                                 1995
                    Three Months Ended                    Three Months Ended
                    High           Low                    High            Low
March 31               3         2-1/2       March 31           6          5-1/8
June 30                3         1-3/4       June 30        5-5/8          3-3/4
September 30       2-1/8         1-1/2       September 30   4-3/4          3-1/4
December 31        1-7/8         1-1/4       December 31    3-5/8          2-1/2

NYSE Symbol: SGD

On March 7, 1995, based upon 1994's performance, the Company declared a dividend of $.10 per share to shareholders of record on March 24, 1995. No decision has been made as to future dividends. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources' for information concerning restrictions on dividends.

Current stock quotes, SEC filings, quarterly earnings and press releases can be found at: http://www.businesswire.com/cnn/sgd.htm


                         DIRECTORS AND OFFICERS


Jerome J. Goldstein           Chairman of the Board and Director
Mark E. Goldstein             President, Chief Executive Officer and Director
Carolyn J. Anderson           Executive Vice President, Chief Operating
                              Officer, Corporate Secretary and Director
Barry Shepard                 Treasurer, Assistant Secretary, Chief Financial
                              Officer and Director
Michael J. Sheets             Principal, Gerald Schoenfeld, Inc., Consultant
                              and Director
Dennis H. Field               Independent Consultant and Director