Form 10-K, Exhibit 13
period 1997-12-31
SCOTTS LIQUID GOLD INC
filed 1998-03-31
CIK 88000

Description of Business

General
Scott's Liquid Gold-Inc., a Colorado corporation headquartered in Denver, was incorporated on February 15, 1954. Through its whollyowned subsidiaries, the Company manufactures and markets quality household chemical and skin care products. Until late 1996, it also manufactured a line of disposable cigarette filters through a wholly-owned subsidiary, Aquafilter Corporation, whose assets, other than cash and receivables, were sold during 1996 and 1997. In this report, the term "Company" refers to Scott's Liquid GoldInc. and its subsidiaries.

The Company's household chemical products consist of Scott's Liquid Gold for wood, a wood preservative and cleaner sold nationally for over 25 years, and Touch of Scent, an aerosol room air freshener distributed nationally since 1982. In early 1992, the Company entered into the cosmetics business through a subsidiary, Neoteric Cosmetics, Inc., which, at that time, introduced two skin care products under the name Alpha Hydrox. At the end of 1997, more than twenty skin care products were being marketed by the Company. The Company may introduce additional products to the market during 1998.

Strategy
The Company's policy is to manufacture and market high quality consumer products which are distinct within each category in which the Company competes. Scott's Liquid Gold for wood distinguishes itself from competing products as a wood cleaner and preservative, not simply a polish. Touch of Scent is different from most competing aerosol air fresheners in that it need not be shaken before each use, and, because it is activated by an attractive fixture which may be mounted on any hard, smooth surface, it is more convenient to use than competing aerosol brands. With respect to the Company's line of cosmetics products, Alpha Hydrox was the first alpha hydroxy acid skin care product sold to retailers for resale to the public at affordable prices.

The Company's goal is to operate profitably each year, which it has done every year during this decade. (Although the Company experienced a net loss for 1996, it nonetheless produced an operating profit for that year. But for the settlement of an environmental lawsuit with the U.S. Army during 1996, the Company would have produced a net profit for that year.) Additionally, it is the Company's aim to grow sales each year, particularly in the area of its skin care products, but not at the expense of the bottom line. Part of its strategy to achieve this goal was an expansion of the Company's physical plant in Denver, a project which was completed in early 1996. With regard to current product lines, other efforts to achieve the goal of increasing sales include (1) continuing to maintain an aggressive advertising posture, conforming to the Company's belief that sales of its consumer products require effective advertising support; (2) developing additional skin care products where a perceived consumer need exists; and (3) focusing on domestic sales while not ignoring opportunities for expansion into other countries. The Company currently ships products into the Canadian market and into Argentina and Uruguay. Presently, the level of these export sales is not material. Additionally, the Company is currently examining products not currently in the Company's product line to determine whether the manufacture and sale of such products fit well with the Company's know-how and financial capability and whether such products, if added to the Company's existing lines, would, in Management's opinion, turn a profit within a relatively short time period.

Products
Scott's Liquid Gold for wood, a wood cleaner and preservative, has been the Company's core product since the Company's inception, it has been popular throughout the U.S. for over twenty-seven years. In 1982, the Company added Touch of Scent, a room air freshener, to its line of household chemical products. Household chemical products accounted for 31.1% of the Company's consolidated net sales in 1997, and 39.9% in 1996. Scott's Liquid Gold for wood, when applied to wood surfaces such as furniture, paneling, and kitchen cabinets, and to outside stained doors and decking, penetrates microscopic pores in the surface and lubricates beneath, restoring moisture and, at the same time, minimizes the appearance of scratches, darkening the wood slightly. Scott's Liquid Gold preserves wood's natural complexion and beauty without wax. Touch of Scent is intended to be used in conjunction with a decorative fixture which can be mounted on any hard surface and into which the consumer inserts an aerosol refill unit. At a touch, the fixture propels any of several fragrances from a refill unit into the air, masking unpleasant odors and refreshing the air with a pleasant scent. The Company manufactures both the fixture and the refill unit. Unlike some competitive aerosol air fresheners, Touch of Scent is extremely dry and, therefore, leaves practically no residue after use. Because sales of Touch of Scent have not been strong in recent years, the Company developed and introduced a new variety of highly decorative Touch of Scent fixtures during 1996. Through 1997, irrespective of substantial advertising support, this attempt to bolster sales has not been productive. (See Management's Discussion and Analysis.)

In early 1992, the Company began to market two skin care products under the trade name of Alpha Hydrox. At the end of 1997, the Company's skin care line consisted of over 20 products, with two additional products on the way for introduction in 1998. Further, the Company plans to introduce an ethnic line of alpha hydroxy acid products by the third quarter of 1998. Most of the Company's Alpha Hydrox products, which are manufactured and sold through a wholly-owned subsidiary, Neoteric Cosmetics, Inc., contain alpha hydroxyethanoic acids in low but effective concentrations. Alpha hydroxyethanoic acids gently slough off dead skin cells to promote a healthier, more youthful appearance. Some of the Company's skin care products, such as its moisturizers, do not contain an alpha hydroxy acid, but are marketed to be used in conjunction with those which do. Alpha Hydrox products accounted for 68.9% of the Company's consolidated net sales in 1997, and 60.1% in 1996.

For many years, and through most of the third quarter of 1996, the Company also produced a line of disposable cigarette filters known as Aquafilters. (See above discussion of Aquafilter under "General".)

The Company also manufactures injection molded components, currently consisting of plastic caps for Touch of Scent and Scott's Liquid Gold, and fixtures for Touch of Scent.

Marketing and Distribution
All of the Company's products are sold nationally, directly and through independent brokers, to mass marketers, drugstores, supermarkets, and other retail outlets; and to wholesale distributors. In 1997, Wal-Mart Stores, Inc. of Bentonville, Arkansas, accounted for approximately 26% of the Company's sales of household chemical products. With regard to the Company's cosmetics products, Wal-Mart accounted for 25% of 1997 sales and, Consumer Value Stores (CVS) of Woonsocket, Rhode Island, accounted for about 13% of such sales. Neither customer is related to the Company. A loss of either of these large customers would have a material effect on the Company if the consumer base served by those customers did not purchase the Company's products at other retail outlets. No long-term contracts exist between the Company and Wal-Mart Stores, Inc., CVS, or any other customer. The Company permits returns of its products by its customers, a common industry practice.

The Company's household chemical products and Alpha Hydrox are or have been advertised nationally on network television and, at times, on cable television and in print media. In the past, the Company has also used radio advertising in selected areas and may do so in the future. The Company maintains an aggressive posture in promoting and advertising its products, and, in particular, its skin care products. During 1998, but subject to change, the Company plans to increase its advertising expenditures by about 10% over 1997 levels. The Company periodically reviews its advertising plans and may revise planned advertising expenditures based upon actual sales results and competitive conditions. To enable its customers to make informed decisions, the Company's containers and promotional materials note the concentration of alpha hydroxy acid contained in each of its Alpha Hydrox products. The Company does not exaggerate benefits to be expected from the use of its products and recommends the use of sunscreen in its written directions contained in every box. The Company also maintains a 24hour, toll free telephone number for use by consumers of its products.

Manufacturing
The Company owns and operates its manufacturing facilities and equipment. The Company manufactures all of its products, maintaining a high quality standard and sufficient inventories to ship most orders as they are received. Quality control is enforced at all stages of production, as well as upon the receipt of raw materials from suppliers. Raw materials are purchased from a number of suppliers and, at the present time, are readily available. Currently, the Company's sole supplier of glycolic acid, which is the most common type of alpha hydroxy acid used by the Company in its Alpha Hydrox products, is E.I. DuPont de Nemours. So far as the Company knows, this supplier is one of only two U.S. manufacturers of the grade of glycolic acid approved for use by the Company. No contract exists between the Company and its supplier of glycolic acid. Relations with that supplier and other suppliers are satisfactory. Most of the Company's manufacturing operations, including most packaging, are highly automated, and, as a result, the Company's manufacturing operations are not labor intensive, nor, for the most part, do they involve extensive training. An addition to the Company's plant facilities, completed in early 1996, greatly increased the Company's capacity to produce skin care products. Except when demand is unusually strong, the Company operates on a one-shift basis. The Company's manufacturing facilities are capable of producing substantially more quantities of the Company's products without any expansion, and, for that reason, the Company believes that its physical plant facilities are adequate for the foreseeable future.

Competition
The Company's business is highly competitive in both household chemical and skin care products. Household chemical products are comprised of Touch of Scent air fresheners and Scott's Liquid Gold, a wood cleaner and preservative. Both the air freshener and wood care categories are dominated by three to five companies significantly larger than the Company, each of which produce several products. Irrespective of the foregoing, the Company maintains a visible position in the wood care category, but does not have sufficient information to make an accurate representation as to the market share of its products. Over the last several years, sales of the Company's air freshener products have fallen off significantly and may continue to do so in the future. To stem the attrition of this product line, the Company is currently offering price incentives to its customers.

The skin care category is also highly competitive. Several competitors are significantly larger than Scott's Liquid GoldInc., and each of these competitors produces several products. Some of these companies also produce alpha hydroxy acid products with which Alpha Hydrox must compete. Because of the number of varied products produced by competitors, the Company cannot make an accurate representation as to the market share of its skin care products. Irrespective of the foregoing, it can be stated that the Company has established a strong national base of distribution for Alpha Hydrox, and, based upon data supplied by an independent rating service, the Company believes that its products rank high among leading brand-name alpha hydroxy acid skin care products.

Conforming to its corporate philosophy, the Company competes on the basis of quality and distinguishing characteristics of its products.

Regulation
The Company is subject to various federal, state and local laws and regulations, which pertain to the type of products it manufactures and sells. The Company's skin care products containing alpha hydroxy acids are cosmetics within the meaning of the Federal Food Drug and Cosmetic Act "FFDCA"). The FFDCA defines "cosmetics" as products intended for cleansing, beautifying, promoting attractiveness or altering the appearance. The Company's cosmetics products are subject to regulation under the FFDCA and the Fair Packaging and Labeling Act ("FPLA"), and the regulations promulgated under these acts. The relevant laws and regulations are enforced by the U.S. Food & Drug Administration ("FDA"). Such laws and regulations govern the ingredients and labeling of cosmetic products and set forth general manufacturing practices for companies to follow. Although FDA regulations require that the safety of a cosmetic ingredient be substantiated prior to marketing, there is no requirement that a company contemplating inclusion of a cosmetic ingredient in its products submit to the FDA the results of its testing or any other data or information with respect to the ingredient. Prior to marketing its products, the Company conducts studies to demonstrate that its Alpha Hydrox products do not irritate the skin or eyes. Consistent with regulations, the Company does not submit the results of its studies to the FDA. In April of 1994, an FDA official raised some questions about the safety of alpha hydroxy acids in skin care products, and later stated that the effects of long-term usage of such products are unknown. Because of the FDA's questions, the Cosmetic Ingredient Review Expert Panel ("CIR") sponsored by the cosmetics industry, was requested to conduct a review of a compilation of alpha hydroxy acid safety data assembled by cosmetic manufacturers. The CIR is a cooperative proceeding in which an FDA representative can and does participate as a nonvoting, liaison member.

In June of 1997, the CIR issued its final report which, among other things, concluded that glycolic acid (the most common type of alpha hydroxy acid used by the Company) is safe for use in retail domestic products at concentrations of up to 10%, with a pH level of no less than 3.5, when the directions for use include the daily use of sun protection. The Company's products and directions for use meet the CIR's criteria.

The Company's advertising is subject to regulation under the Federal Trade Commission Act and its implementing regulations, which prohibit false and misleading claims in advertising. The Company's labeling and promotional materials are believed to be in full compliance with applicable statutes and regulations.

Some chemicals used in consumer products, including some used by the Company, have come under scrutiny by various state governments and the Congress of the United States in connection with clean air laws and regulations. These chemicals are volatile organic compounds ("VOCs") that are contained in various categories of consumer products. As a result of VOC regulation, it has been necessary, from time to time, for the Company to reformulate some of its products including a reformulation of Touch of Scent to conform to certain regulations of the California Air Resources Board ("CARB") which became effective on January 1, 1996. The regulations concerning VOC content are relevant to the household chemical products of the Company but have not affected the Company's skin care products. The Company believes it has done all that is now necessary to satisfy the current requirements of the Clean Air Act and laws of various state governments. Currently, all of the Company's products may be sold in all areas of the United States.

Limitations regarding the VOC content of consumer products by both state and federal agencies will continue to be a part of regulatory efforts to achieve compliance for ozone at or near ground level. Under the Clean Air Act Amendments of 1990, the Environmental Protection Agency ("EPA") is required to study the contribution of consumer products to ozone problems and to promulgate regulations reducing the VOC content of consumer products. During 1995, the EPA published a prioritized list of categories of consumer products for regulation, including categories which affect Scott's Liquid Gold for Wood and Touch of Scent. Regulations pertaining to these products were proposed by the EPA in April, 1996. If adopted as proposed, the regulations will be no more stringent than those issued previously by CARB with which the Company complies. Final regulations were scheduled to be issued in 1997 but, to the knowledge of the Company, have not yet been published as of the date of this Report. Various states, in addition to California, have enacted or are considering promulgating VOC regulations. The EPA anticipates that its adoption of regulations should help to induce states to conform to consistent, nationwide standards. The Company is unable to predict how many or which other states might enact legislation regulating the VOC content of consumer products or what effect such legislation might have upon its household chemical products.

Employees
The Company employs 164 persons, 86 in plant and production related functions and 78 in administrative, sales and advertising functions. No contracts exist between the Company and any union. The Company monitors wage and salary rates in the Rocky Mountain area and pursues a policy of providing competitive compensation to its employees. The compensation of the Company's executive officers is under the purview of the Compensation Committee of the Company's Board of Directors. Fringe benefits for Company employees include an excellent medical and dental plan, life insurance, a 401K Plan with matching contributions for lower paid employees (those earning $30,000 or less per annum), an ESOP plan, and a Profit Sharing Plan. The Company considers its employee relations to be satisfactory.

Patents and Trademarks
At present, the Company owns no patents covering its products. However, the Company actively uses its registered trademarks for Scott's Liquid Gold, Liquid Gold, Touch of Scent, and Neoteric in the United States and has registered trademarks in a number of additional countries. The Company's registered trademarks and pending trademark applications concern names and logos relating to its products as well as the design of boxes for certain of its products. The Company has applied for federal registration of the trademark "Alpha Hydrox". The issuance of this trademark is being challenged on the basis that the name of the Company's product falls within the realm of a general description of the type of acid used as an ingredient. The Company believes that the issuance or non-issuance of this trademark is not material to the Company or to its sales of Alpha Hydrox products. Whether or not the federal registration of "Alpha Hydrox" is granted to the Company, the Company claims under common law the exclusive right to use "Alpha Hydrox" as a trademark and to the right to prevent the use by others of confusingly similar marks. The outcome of any such claim, if contested in court, will depend on the facts and circumstances then existing with respect to the use of the mark in a particular geographical area. To date, there have been no court contests, but the Company has been successful in convincing several manufacturers to refrain from the use of names similar to Alpha Hydrox. Additionally, in 1996 and in 1997, the Company satisfactorily settled litigation it had filed against two companies which the Company believed had infringed its trademark and trade dress rights.


Properties
The Company's facilities, located in Denver, Colorado, are currently comprised of three connecting, modern buildings and a parking garage (approximately 261,100 square feet in total) and about 16.2 acres of land, of which approximately 6 acres are available for future expansion. These buildings range in age from 3 to 28 years (126,600 square feet having been added in 1995 and 1996). The Denver facility houses the Company's corporate headquarters and all of its operations, and serves as one of several distribution points. The Company believes that its current space will provide capacity for growth for the foreseeable future. All of the Company's land and buildings in Denver serve as collateral under a deed of trust for a $12.0 million bond issue consummated by the Company on July 29, 1994. Through mid-October of 1997, Aquafilter Corporation, a subsidiary of the Company, owned a modern 50,000 square foot manufacturing and office facility in Fort Lauderdale, Florida, which it sold on October 14, 1997.

Products and Services

Scott's Liquid Gold
Scott's Liquid Gold has treated America's fine wood treasures for over forty years. From rocking chairs to kitchen cabinets, from expensive wood paneling to exquisite dining room suites, Scott's Liquid Gold's penetrating, preserving action inhibits warping, cracking, shrinking and color loss. A wood cleaner and preservative, not a polish, Scott's Liquid Gold can also be used to treat outside doors and decking which become dried and cracked by the elements.

Alpha Hydrox
Alpha Hydrox cremes, lotions, and body washes are designed to beautify and rejuvenate the skin. Alpha hydroxy acids, the active ingredient in many of the Company's products, gently slough off dead skin cells, promoting a healthier, more youthful appearance. The current Alpha Hydrox line consists of twenty products. Highly successful national television ads, which feature actual consumers who are satisfied with Alpha Hydrox, help to keep the product name and distinctive red box in the public's eye.
Elite Touch of Scent
This product consists of a decorative fixture which attaches to any hard surface and into which the consumer inserts an aerosol refill unit which, when the fixture is activated, conveniently dispenses a pleasant fragrance to mask ugly odors.

SLG Plastics, Inc
This wholly-owned subsidiary produces an uninterrupted supply of plastic components for household chemical products at substantial savings to the Company. Currently, products produced are caps for household chemical products and fixtures for Touch of Scent.

Advertising Promotions Incorporated
API, as this wholly- owned subsidiary is known, buys space and TV time to advertise the Company's products, and participates in and/or originates advertising and promotional materials.


Management Discussion & Analysis
Of Financial Condition and
Results of Operations

General

Results of Operations
Summary of Results as a Percentage of Net Sales

                                   Year Ended December 31,
                                 1997          1996           1995
Net sales Scott's Liquid Gold
household products              31.1%         39.9%          37.6%
Neoteric Cosmetics              68.9%         60.1%          62.4%
Total net sales                100.0%        100.0%         100.0%
Cost of sales                   28.2%         32.2%          27.6%
Gross profit                    71.8%         67.8%          72.4%
Other revenue                    0.9%          0.7%           1.0%
                                72.7%         68.5%          73.4%
Operating expenses              53.1%         69.2%          63.0%
Interest                         2.6%          2.7%           1.5%
                                55.7%         71.9%          64.5%
Income (loss) from
continuing operations
before income taxes             17.0%         (3.4%)          8.9%

Note A: During 1996 and 1997, the Company sold the net assets, other than cash and receivables, of Aquafilter Corporation, a wholly-owned subsidiary of the Company. Accordingly, the figures set forth in the table above no longer reflect operations of Aquafilter Corporation which are now set forth in the Company's financial statements under the caption "Discontinued operations" (See Note 5 to Financial Statements); nor do they include gains during 1996 and 1997 on sales of certain assets of Aquafilter. The real property formerly owned and occupied by Aquafilter Corporation was sold in October of 1997.

Note B: Expenses set forth in financial data for 1996 ($3,588,300) and for 1995 ($262,000) as "lawsuit settlement" were reclassified in 1997 to conform to the treatment in 1997 of recoveries of a portion of such expenses as a reduction of "Operating expenses" in the above table.

The Company manufactures and markets household chemical products and skin care products; and, until it discontinued the operations of one of its subsidiaries in September of 1996, also produced and marketed cigarette filters. In early 1992, the Company entered into the cosmetics business, introducing a new line of skin care products, Alpha Hydrox, which is now sold throughout the United States and Canada and in certain South American countries. Sales of skin care products were about $31.6 million in 1995, $26.6 million in 1996 and, in 1997, $34.5 million, equal to 69% of the Company's consolidated net sales of that year. In both 1997 and 1996, the Company's net income was materially affected by unusual events, primarily the settlement in 1996 of an environmental lawsuit which resulted in a pre-tax charge to income of nearly $3.6 million; and, in 1997, in a pre-tax credit to income of about $3.8 million which related in part to the environmental lawsuit and in part to the profitable sale of the Company's Florida real estate previously used in the now discontinued operation. The net after-tax operating income, before accounting for these unusual events, was approximately $3.6 million, equal to $.36 per share, for 1997 and approximately $1.3 million, equal to $.13 per share, for 1996.

Year Ended December 31, 1997
Compared to Year Ended
December 31, 1996

Consolidated net sales for 1997 were $50.0 million vs. $44.1 million for 1996, an increase of $5.9 million or about 13.3 %. Average selling prices for 1997 were higher than those of 1996 by $2,134,600, with prices of household chemical products being up by $1,200,800 (of which $929,300 pertained to Touch of Scent and $271,500 pertained to Scott's Liquid Gold), while average selling prices of cosmetics products increased by $933,800.

During 1997, net sales of cosmetics products accounted for 68.9% of consolidated net sales compared to 60.1% in 1996. Notwithstanding a decrease in expenditures to advertise the Company's cosmetics products, net sales of these products were $34,483,800 in 1997 compared to $26,550,300 in 1996, an increase of $7,933,500 or 29.9%. That increase resulted from higher average selling prices combined with increases in unit sales of the Company's basic skin care products, Alpha Hydrox cremes, lotions and face wash. Additionally, during 1996, sales of Alpha Hydrox products were adversely affected by customer returns of a discontinued product. The Company believes that more effective television advertising, including the airing of several new commercials which, apparently, were well received by the viewing public, coupled with a modified advertising schedule contributed to the increase in sales of its skin care products. Competition continues to be keen in the skin care category in which the Company participates and is expected to remain so in the future. While the Company is pleased with its Alpha Hydrox sales results for 1997, no assurance can be given that such results will continue into the future.

Sales of household chemical products in 1997 accounted for 31.1% of consolidated net sales compared to 39.9% in 1996. These products are comprised of "Scott's Liquid Gold" for wood, a wood cleaner which preserves as it cleans, and "Touch of Scent," a room air freshener. Sales of household chemical products were $15,536,500 in 1997 compared to $17,593,700 in 1996, a decrease of $2,057,200, or 11.7 %. Sales of Scott's Liquid Gold for wood decreased from $9,850,900 in 1996 to $8,529,500 in 1997 (down by $1,321,400 or 13.4%) and sales of Touch of
Scent decreased from $7,742,800 in 1996 to $7,007,000 in 1997 (down by $735,800 or 9.5%). The Company believes that its expenditures to advertise Scott's Liquid Gold for wood during both 1997 and 1996 were, at best, adequate to maintain a market presence, but probably inadequate to build sales volume. An increase in advertising expenditures for Scott's Liquid Gold is planned for 1998. As was previously reported, Touch of Scent sales have declined over an extended period of time. In an effort to increase sales of its air fresheners, the Company introduced, toward the end of 1996, a new line of "Elite" decorative fixtures to dispense new, concentrated formulae contained in its refill units. Unfortunately, the Company's experience with its new line of fixtures during 1997 was less than satisfactory. The Company had hoped that its new fixtures would be the catalyst to revitalize its line of air fresheners, but that did not occur. During 1997, as noted above, dollar sales of Touch of Scent decreased by 9.5% while, at the same time, expenditures to advertise that product line increased from $400,300 in 1996 to $2,846,500 in 1997. Case sales of that product for 1997 compared to 1996 decreased by about 27%. For 1998, the Company plans to concentrate its efforts on sales of Touch of Scent refill units which require significantly less advertising support than that needed for sales of the Company's "Elite" Touch of Scent fixtures. Further, the Company is also offering price incentives for its Touch of Scent products to enhance unit turnover at shelf level.

On a consolidated basis, cost of goods sold in 1997 was $14,132,200 compared to $14,191,200 in 1996, a decrease of 0.4 % (on a sales increase of 13.3%). As a percentage of consolidated net sales, cost of goods sold was 28.2% in 1997 vs. 32.2% in 1996, a decrease of 12.4%. The 1997 decrease in cost of goods sold, during a year which saw net sales increase by 13.3%, is primarily the result of an increase in average selling prices in 1997 and a significant change in the mix of products sold during 1997 vs. 1996. Alpha Hydrox products are less costly to produce relative to their selling prices than are household chemical products. Alpha Hydrox products accounted for 68.9% of consolidated net sales in 1997 compared to 60.1% in 1996. Advertising expenses for 1997 were $15,026,000 compared to $13,405,600 for 1996, an increase of $1,620 400 or 12.1 %. In 1997, the Company spent $9,977,200 to advertise its cosmetics products, compared to $10,615,600 in 1996, a decrease of 6%, but $5,048,800 was spent in 1997 compared to $2,790,000 in 1996 to advertise household chemical products, an increase of almost 81%. During 1997, advertising expenses for Scott's Liquid Gold decreased by $187,400 (7.8%), whereas expenses to advertise Touch of Scent increased by $2,446,200. Irrespective of year to year changes in expenditures to advertise its products, the Company reiterates that, as a matter of sound business judgment, it recognizes that, whenever it is fiscally responsible to do so, it must continue to advertise aggressively because the markets for skin care products, furniture polish, and air fresheners are highly competitive and, accordingly, the Company's brand names need to be kept in front of current and potential consumers. Sustaining the Company's advertising program is highly dependent upon sales of its skin care products.


Selling expenses for 1997 were $7,581,100 compared to $7,470,900 for 1996, an increase of $110,200 or 1.5%. Administrative expenses were lower in 1997 than in 1996 by $5,712,600 ($3,949,200 vs. $9,661,800), a decrease of 59.1%. Such expenses for 1996, after a reclassification of certain expenses, include a net charge to income of $3,588,300 which represents the difference between (a) the amount for which the Company settled an environmental lawsuit regarding its alleged contribution to contamination at the Rocky Mountain Arsenal, plus (b) the Company's legal expenses related to that lawsuit, and (c) recoveries by the Company from certain of its insurers for a portion of the total settlement amount and a portion of the Company's legal expenses. Administrative expenses for 1997, on the other hand, include a credit related to the environmental lawsuit. The combination of the 1996 lawsuit settlement expenses and the related credits in 1997 amounts to $6,279,200, which is $566,600 more than the decrease in administrative expenses between 1996 and 1997. Contributing to that $566,600 increase in administrative expenses was an increase in expense for profit sharing and bonuses of $627,500 and an increase in legal and professional expenses of $155,300, offset by a decrease in bad debt expense of $202,900 and a net decrease in other administrative expenses, none of which, by itself, was material, of $13,300.

Interest expense for 1997 was $1,302,300 compared to $1,200,200 in 1996, an increase of $102,100 or 8.5%, the result of an increase in the average amount of debt in 1997 and the capitalization of approximately $30,000 of interest expenses during the first quarter of 1996, the final quarter of the Company's construction period. (See Liquidity and Capital Resources below.) Other income increased by $156,500 during 1997 compared to 1996 due to an increase in interest rates applicable to cash reserves and an increase in the cash reserves themselves.

During both 1997 and 1996, expenditures for research and development were not material (under 1% of revenues).

Year Ended December 31, 1996 Compared to Year Ended
December 31, 1995

Consolidated net sales for 1996 were $44.1 million vs. $50.7 million for 1995, a decrease of $6,529,300 or about 13%. Average selling prices for 1996 were higher than those of 1995 by $613,000, average prices of household chemical products being up by $997,000 (most of which related to Touch of Scent), offset by a decrease in average selling prices of cosmetics products of $384,000.

During 1996, net sales of cosmetics products accounted for 60.1% of consolidated net sales compared to 62.4% in 1995. Net sales of these products for those periods were $26,550,300 in 1996 compared to $31,623,200 in 1995, a decrease of $5,072,900 or 16%. Of that decrease, nearly $1.65 million pertained to sales of Men's After Shave Lotion, a product discontinued by the Company in late 1995 due to a lack of consumer interest; and about $2.4 million pertained to a decrease in sales of the Company's body wash products which are subject to intense price competition. In addition to decreases in sales of Men's After Shave Lotion and Body Wash, the Company attributed declines in sales of its basic alpha hydroxy acid products to increased competition, particularly to competition from private label products containing alpha hydroxy acids and to a reduction in its advertising expenditures during 1996. Based upon data available to the Company, it appeared that industry-wide sales of skin care products containing alpha hydroxy acids began to flatten in 1995, a trend which continued into 1996.

In 1996, sales of household chemical products accounted for 39.9% of consolidated net sales vs. 37.6% in 1995. Sales of these products (which are comprised of "Scott's Liquid Gold" for Wood and "Touch of Scent") were $17,593,700 in 1996 compared to $19,050,100 in 1995, a decrease of $1,456,400, or 7.7%. Sales of "Scott's Liquid Gold" for wood increased from $9,731,400 in 1995 to $9,850,900 in 1996 (up by $119,500 or 1.2%), but sales of "Touch of
Scent" decreased from $9,318,700 in 1995 to $7,742,800 in 1996 (down by $1,575,900 or 16.9%). By the end of 1996, Touch of Scent sales had declined for two consecutive years. In an effort to increase sales of its air fresheners, the Company introduced, at the end of 1996, a new line of decorative fixtures to dispense new, concentrated formulae then contained in its refill units.

On a consolidated basis, cost of goods sold was $14,191,200 in 1996 compared to $13,986,000 in 1995, an increase of 1.5% (on a decrease in sales of 12.9%). As a percentage of consolidated net sales, cost of goods sold was 32.1% in 1996 vs. 27.6% in 1995, an increase of 16.7%. That increase was principally due to (a) an increase in 1996 of $1,647,800 over 1995 in raw materials costs, of which $1,214,500 pertained to Touch of Scent which was reformulated to meet certain regulatory requirements; while $176,400 pertained to Liquid Gold and $256,900 pertained to Alpha Hydrox; and, (b) the addition of a new plant facility and concomitant increases in depreciation of plant and equipment, property taxes, utilities, and other items classified by the Company as factory overhead, as well as an under-absorption of that overhead caused by lower production.

Advertising expenses for 1996 were $13,405,600 compared to $17,970,200 for 1995, a decrease of $4,564,600 or 25.4%. Of this decrease, $4,812,900 pertained to cosmetics products, offset by an increase in advertising expenses of $248,300 for household chemical products. See 1997 compared to 1996 for the Company's philosophy regarding advertising. Selling expenses for 1996 were $7,470,900 compared to $7,715,300 for 1995, a decrease of $244,400 or 3.2%.

Interest expense for 1996 was $1,200,200 compared to $782,100 in 1995, an increase of $418,100 or 53.5%. That increase was largely due to the capitalization of certain interest expenses during the construction of the Company's physical facilities during 1995. Other income decreased by $190,000 during 1996 compared to 1995 when a portion of the net proceeds of the Company's bond issue was available for short-term investment.

During both 1996 and 1995, expenditures for research and development were not material (under 1% of revenues).

Liquidity and Capital Resources

On July 29, 1994, the Company consummated a $12 million bond issuance to finance the expansion of the Company's Denver facilities. This expansion, prompted by the growth of the Company's wholly-owned subsidiary, Neoteric Cosmetics, Inc., manufacturer of Alpha Hydrox skin care products, included construction of a 74,600 square foot office building, replacing a smaller, existing office structure; and an additional 52,000 square feet of manufacturing and warehouse space at an aggregate cost of approximately $13.65 million, including the cost of furniture, fixtures and equipment. This project began in August of 1994 and was completed in January of 1996.

Interest on the $12 million bond issue is payable semi- annually at the rate of 10% per annum. (The July 1, 1997 and January 1, 1998 interest payments were made in a timely manner. There is no reason to believe that the interest payment due on July 1, 1998 will not be made as is required by the Bond Indenture.) A sinking fund payment of $1 million is required annually. The Company voluntarily pays $183,300 each month to the Trustee to cover future interest and sinking fund payments. The Trustee holds such moneys in accounts to which the Company has no access.

Among other things, the Bond Indenture requires that the Company maintain a current ratio of at least 1.0:1 while the bonds are outstanding, and further requires that the Company maintain a ratio of consolidated funded debt (reduced by any amount held in the bond sinking fund) to consolidated net worth of not more than 1.5:1. Both of the foregoing requirements were met at December 31, 1997. The Bond Indenture also states that the Company may not declare or pay any dividend or distribution on its equity securities, purchase or otherwise acquire securities of the Company, or incur any additional consolidated funded debt if, after giving effect to the action, the ratio of consolidated funded debt (reduced by amounts held in the bond sinking fund) to consolidated net worth would exceed 1.25 to 1 on January 1, 1996 and thereafter. That provision had also been satisfied at year end. The bonds are secured by a first deed of trust on the Company's Denver land and buildings, including structures financed by the bond issuance. Because the Company's bonds became subject to call on July 29, 1997, and because of the recent decline in long-term interest rates, the Company is investigating a refunding of all or a large portion of its long-term debt.

During 1997, the Company's working capital increased by $5,433,600 and its current ratio (current assets divided by current liabilities) increased from 1.8:1 at December 31, 1996 to 2.7:1 at December 31, 1997. This increase in working capital is attributable to (1) a net income in 1997 of $6,081,500, (2) a decrease in the net assets of discontinued operations of $374,800, (3) contributions of $81,300 of corporate stock to the Company ESOP, (4) depreciation in excess of capital additions of $788,800, (5) stock option exercises of $13, 700, (6) a decrease in other assets of $86,400, and (7) an increase in non-current deferred income taxes of $806,000; all offset by (8) a reduction of long- term debt of $2,798,900. At December 31, 1997, the ratio of consolidated funded debt to consolidated net worth was 0.36:1. On October 14, 1997, the Company sold its land and building in Fort Lauderdale, Florida, formerly owned by a wholly-owned subsidiary, Aquafilter Corporation. The contribution of that sale to the increase in working capital is reflected in
(1) and (2) above.

The change in other receivables relate to the Company's environmental lawsuit with the United States Army, which was collected subsequent to year end. Accounts payable decreased during 1997 by $2,042,500 principally due to reductions of amounts owed to raw material suppliers.

As a result of Board action at a meeting in February, 1998, the Company purchased 25,000 shares of its common stock on the open market at a cost of $103,000. The Board of Directors views the Company's stock as a good investment. The Company intends to use the reacquired stock for contributions to its Employee Stock Ownership Plan. Also, the Company expects that the dividend of $.10 per share declared by the Board of Directors in February, 1998 will be used by the Company's Employee Stock Ownership Plan (which will receive approximately $107,000) to purchase additional shares of the Company's common stock on the open market.

Legal Proceedings

As described in the Company's 1996 Annual Report, two lawsuits were filed by the Company in 1995 and 1996 against two private label companies which the Company alleged had, among other things, infringed the Company's trademark and trade dress rights concerning Alpha Hydrox products. Both of these suits were settled on terms satisfactory to the Company, one in 1996 and one in 1997. Payments received by the Company were not material.

As previously reported, the Company had been a defendant in an environmental lawsuit brought by the United States Justice Department at the request of the United States Army, alleging contribution by the Company to contamination in a groundwater aquifer underlying a portion of the Rocky Mountain Arsenal. In October of 1996, the Company and the United States, on behalf of the Department of the Army, negotiated a settlement of this dispute. The Settlement Agreement, which admits no wrong doing by the Company and which was approved by the Court on November 6, 1996, required the payment to the United States of $6 million of which $2.4 million was paid at once by the Company's insurers (with an additional $600,000 paid in January of 1997) and $1 million was paid by the Company. The additional $2 million, by the terms of the Agreement, was to be paid by the Company in equal installments of $250,000 over eight years, beginning on October 31, 1997, together with interest approximating the Treasury Bill rate. Due to income tax considerations, the Company decided to liquidate its entire indebtedness to the Army and did so in October of 1997. The Company filed lawsuits against three insurers (which did not participate in the settlement) to recover at least amounts paid to the Army by the Company, plus punitive damages and attorneys' fees. The Company has settlements with all but one of its insurers, and as a result of the insurance settlements in 1996 and 1997, most of the costs incurred to resolve environmental claims relating to the Rocky Mountain Arsenal have now been recovered. Claims for recovery of the remainder of the costs are pending against one insurance company.

As previously reported, a lawsuit was commenced in May of 1996 against Neoteric Cosmetics, Inc. and others not related to the Company alleging infringement of certain patents. Neoteric Cosmetics is the Company's whollyowned subsidiary which manufactures and sells skin care products under the name Alpha Hydrox. The lawsuit was brought by TriStrata Technology, Inc. in the United States District Court for the District of Delaware. The plaintiff claims to be the assignee of five patents relating to the use of alpha hydroxy acids to treat or reduce cosmetic conditions, particularly wrinkles or fine lines. Three of the patents were issued in 1995; one issued in 1996; and one, which was issued in 1992, was the subject of a reexamination completed in 1995. When the suit was filed in 1996, four patents were asserted, of which three were asserted against Neoteric. A fifth patent was added by amendment in 1997 and asserted against Neoteric. Neoteric, in turn, has asserted a counterclaim contending all 5 patents as well as two other related but unasserted patents are invalid. The plaintiff denies it has alleged infringement against Neoteric with respect to three patents and contends the Court lacks jurisdiction to determine their infringement or validity. All five patents asserted by plaintiff were subject to a successful reexamination. The plaintiff in the lawsuit alleges that Neoteric contributes to and/or induces infringement of the patents by selling and promoting Neoteric products for the purpose of visibly reducing a human skin wrinkle and/or fine lines and for the purpose of treating and/or preventing cosmetic conditions and dermatologic disorders of the human skin such as wrinkles and fine lines. The plaintiff requests damages to compensate the plaintiff for any infringement, an injunction against further infringement, and treble damages because of an alleged willful and deliberate nature of infringement. In 1995, after the issuance of one of the patents involved in the lawsuit, the Company changed its advertising and packaging to remove references to wrinkles and fine lines. The Company denies the allegations of the plaintiff, asserts the invalidity of patents as indicated above, and is mounting a vigorous defense.

In June of 1997, a lawsuit was filed in the federal District Court for the District of Colorado against the Company by Leslee Brooks, her husband, Dr. Norman Brooks (a California dermatologist), and a corporation related to Dr. Brooks. Other defendants include the Company's wholly-owned subsidiary, Neoteric Cosmetics, Inc., Jerome J. Goldstein and the Goldstein Family Limited Partnership. Leslee Brooks is a daughter of Jerome J. Goldstein and a sister of Mark E. Goldstein (see list of Officers and Directors on last page of this Report). The Goldstein Family Limited Partnership was established in November of 1996 by Mr. and Mrs. Jerome J. Goldstein and was the recipient of common stock of the Company previously held by Mr. and Mrs. Goldstein.

The plaintiffs in this case filed in December, 1997, an amended complaint which claims that their disclosure to the Company in 1991 of the concept of an alpha hydroxy acid based product for the mass market, as well as their assistance in developing the Company's Alpha Hydrox products, entitles the plaintiffs to compensation under a doctrine of unjust enrichment. In the amended complaint, the plaintiffs also claim that they entered into a joint venture partnership with the defendants to earn profits from originating, developing and marketing alpha hydroxy skin care products, that the defendants breached fiduciary duties resulting from the relationship of the parties, and that the Company and its subsidiary aided and abetted, and conspired as to, the alleged breaches of fiduciary duties. The plaintiffs assert additionally that the defendants made fraudulent representations and conspired as to those representations by Mr. Jerome J. Goldstein stating that the plaintiffs would get rich and by the defendants' failure to disclose that they never intended to compensate the plaintiffs. Another claim is made for negligent misrepresentations and conspiracy by the defendants regarding these same matters. For each of these claims, the plaintiffs claim onethird of the total income from Alpha Hydrox products, a minimum amount of $10 million and punitive damages. In calculating one-third of the total income from the products, the plaintiffs assert that they are entitled to an amount equal to at least one-third of the pre-tax net profit earned by Neoteric Cosmetics from its inception through 1996 and, prospectively on a cash discounted basis, to such profits predicted by them through 2002. The total amount computed by plaintiffs is $14.4 million. In a related claim, the plaintiffs ask that a "constructive trust" be imposed on the stock transferred to the Goldstein Family Limited Partnership.
The Company unequivocally believes that there was no agreement, written or oral, to provide any compensation to the plaintiffs beyond consulting fees paid by the Company to them through Dr. Brooks' professional corporation, that there was no expectation of such compensation and that the compensation already paid to them for consulting services was fair and reasonable. The Company also believes unequivocally there was no joint venture between the plaintiffs and the Company, a subject that was first raised in the December, 1997 amended complaint in this litigation. The Company views the lawsuit as groundless and is vigorously defending itself. Discovery in this litigation is complete. The trial in the Brooks case is tentatively scheduled to commence in April, 1998, although the trial date may be changed to a later time.
Neither the Company nor its legal counsel can determine the potential outcome of the two lawsuits discussed above nor the ultimate impact on the Company's financial position or results of operations.

(Selected Financial Data In Thousands of Dollars
Except Per Share Data)          1997         1996        1995         1994         1993

Revenues:
Scott's Liquid Gold
 household products        $  15,678     $  17,743    $ 19,238     $  21,960    $20,765
Neoteric Cosmetics            34,798        26,700      31,924        30,583     15,790
                           $  50,476     $  44,443    $ 51,162     $  52,543    $36,555
Income (loss) from
 continuing operations
before income taxes       $   8,485     $  (1,487)   $  4,495     $   9,602     $ 4,751

Income tax expense
(benefit)                     3,154          (553)      1,711         3,784       1,910
Income (loss) from
continuing operations         5,331          (934)      2,784         5,818       2,841
Discontinued operations,
 net of taxes                    751            23          39            34         88
Net income (loss)          $   6,082     $    (911)   $  2,823     $   5,852    $ 2,929
Earnings (Loss) Per
 Common Share
Income (loss) from
 continuing operations     $    0.53     $   (0.09)   $   0.28     $    0.60    $    0.31
Discontinued operations         0.07             -           -             -         0.01
Earnings (loss) per
 common share              $    0.60     $   (0.09)   $   0.28     $    0.60    $    0.32
Diluted Earnings
 (Loss) Per Common
 Share

Income (loss) from
 continuing operations     $    0.52     $   (0.09)   $   0.27      $   0.56    $    0.29
Discontinued operations         0.07             -        0.01          0.01         0.01
Diluted earnings
 (loss) per common share   $    0.59     $   (0.09)   $   0.28      $   0.57    $    0.30
Dividends declared per
 common share              $       -     $       -    $   0.10      $   0. 10   $     -
Assets                     $  37,592     $  34,464    $ 35,126      $  31,519   $  16,280
Working capital*           $  11,631     $   6,197    $  6,331      $   8,374   $   4,500
Capital additions          $     210     $   1,057    $ 10,537      $   4,079   $     468
Depreciation               $     998     $   1,015    $    820      $     592   $     588
Long-term debt*            $   7,978     $  10,777    $ 10,047      $  11,000   $   2,129

* See Management Discussion and Analysis of Financial Condition and Results of Operations.

Selected Quarterly Financial Data                         1997
                               First       Second        Third         Fourth        Year

Net sales                 $   14,325     $ 11,854     $ 12,821      $  11,020   $  50,020
Gross profit              $   10,487     $  8,490     $  9,186      $   7,725   $  35,888
Income from
 continuing operations    $      816     $    137     $  1,218      $  3, 160   $   5,331
Net income                $      816     $    137     $  1,218      $   3,911   $   6,082
Earnings per
 common share             $     0.08     $   0.01     $   0.12      $    0.39   $    0.60
Diluted earnings
 per common share         $     0.08     $   0.01     $   0.12      $   0. 38   $    0.59

                                                          1996
                               First       Second        Third        Fourth         Year
Net sales                 $   12,757     $  9,809     $ 10,569      $ 11,09     $  44,144
Gross profit              $    8,494     $  6,484     $  7,229      $  7,746    $  29,953
Income (loss) from
 continuing operations    $     (642)    $   (582)    $(1,667)      $  1,957    $    (934)
Net income (loss)         $     (639)    $   (569)    $(1,632)      $  1,929    $    (911)
Earnings (loss)
per common share          $    (0.06)    $  (0.06)    $ (0.17)      $  0. 20     $   (0.09)
Diluted earnings
 (loss) per
  common share            $    (0.06)    $  (0.06)    $ (0.17)      $   0.20    $   (0.09)

Consolidated Statements of Operations

                                     Year ended December 31,
                                  1997             1996             1995

Revenues:
Net sales                  $50,020,300      $44,144,000       $50,673,300
Other income                   455,500          299,000           489,000
                            50,475,800       44,443,000        51,162,300
Costs and expenses:
Cost of sales               14,132,200       14,191,200        13,986,000
Advertising                 15,026,000       13,405,600        17,970,200
Selling                      7,581,100        7,470,900         7,715,300
General and
 administrative              3,949,200        9,661,800         6,213,500
Interest                     1,302,300        1,200,200           782,100
                            41,990,800       45,929,700        46,667,100
Income (loss) from
 continuing operations
before income taxes          8,485,000       (1,486,700)        4,495,200
Income tax expense
 (benefit) (Note 7)          3,154,400         (553,000)        1,710,500
Income (loss) from
 continuing operations       5,330,600         (933,700)        2,784,700

Discontinued operations
 (Note 5):
Income (loss) from
 operations, net of
 income taxes                        -           (8,300)           38,700
Gain on disposal,
 net of income taxes           750,900           31,100                 -
Net income (loss)          $ 6,081,500        $(910,900)       $2,823,400

Earnings (loss) per
common share (Note 8):
Income (loss) from
 continuing operations     $      0.53        $   (0.09)       $     0.28
Income from discontinued
 Operations                       0.07                -                 -
Net income (loss)
 per common share          $      0.60        $   (0.09)       $      .28
Diluted earnings
 (loss) per common
 share (Note 8):
Income (loss) from
 continuing operations     $      0.52        $   (0.09)       $     0.27
Income from
 discontinued operations          0.07                -              0.01
Net income (loss)
 per common share          $      0.59        $   (0.09)       $      .28
Weighted average
 number of common
shares outstanding          10,069,500        10,030,900        9,987,900
Diluted weighted
 average number of
common shares outstanding   10,200,900        10,030,900       10,252,700

See Notes to Consolidated Financial Statements.


Consolidated Balance Sheets
                                               December 31,
ASSETS                                  1997                     1996

Current assets:
Cash and cash equivalents        $ 8,201,900              $ 4,749,200
Trade receivables,
 less allowances of
 $635,700 and $580,400
 for doubtful accounts             2,610,100                3,362,100
Other receivables                  2,604,900                  681,800
Inventories (Note 2)               3,832,900                4,129,200
Prepaid expenses                     537,500                  265,700
Deferred tax assets (Note 7)         540,400                  761,400
Total current assets              18,327,700               13,949,400
Property, plant and
 equipment, net (Note 3)          19,073,000               19,861,800
Other assets                         191,500                  277,900
Net assets of discontinued
 operations (Note 5)                       -                  374,800
                                 $37,592,200              $34,463,900

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable                 $ 1,681,100              $3,723,600
Accrued expenses                   3,975,400               2,738,800
Current maturities of
 long-term debt
 (Notes 4 and 6)                   1,040,200               1,289,600
Total current liabilities          6,696,700               7,752,000
Long-term debt (Notes 4 & 6)       7,977,800              10,776,700
Deferred income taxes (Note 7)     1,043,100                 237,100
                                  15,717,600              18,765,800
Commitments and contingencies (Note 11)
Shareholders' equity (Note 8):
Common stock $.10 par value,
 authorized 50,000,000 shares:
 issued and outstanding
 10,089,400 and 10,030,900
 shares                            1,008,900               1,003,100
Capital in excess of par           4,808,200               4,719,000
Retained earnings                 16,057,500               9,976,000
Shareholders' equity              21,874,600              15,698,100
                                 $37,592,200             $34,463,900

See Notes to Consolidated Financial Statements


Consolidated Statements of Cash Flows
                                        Year ended December 31,
                                  1997             1996              1995

Cash flows from
 operating activities:
Net income (loss)          $ 6,081,500       $ (910,900)      $ 2,823,400
Adjustments to reconcile
 net income (loss) to net cash
 provided (used) by
 operating activities:
Depreciation and
 Amortization                1,084,800        1,106,900           864,900
Provision for doubtful
 accounts receivable            68,000          270,900           229,000
Compensation expense of
 employee stock plans           81,300                -           255,700
Gain on sale of
 discontinued operations    (1,115,800)         (47,100)                -
Change in assets and
 liabilities:
Accounts and
 other receivables          (1,239,100)      (1,321,700)        1,463,700
Inventory                      296,300        1,301,300          (798,000)
Prepaid expenses              (271,800)         157,500           223,000
Other assets                         -          371,000           (36,700)
Deferred income taxes        1,027,000         (750,700)           82,200
Accounts payable and
 accrued expenses             (805,900)        (242,200)        1,993,200
Total adjustments to
 net income (loss)            (875,200)         845,900         4,277,000
Net Cash Provided (Used)
 by Operating Activities     5,206,300          (65,000)        7,100,400
Cash flows from
 investing activities:
Purchases of property,
 plant and equipment          (209,600)      (1,057,100)      (10,536,700)
Proceeds from sale of
 discontinued operations     2,100,000          600,000                 -
Net change in assets of
 discontinued operations      (609,400)        (432,900)            5,200
Net Cash Provided (Used)
 by Investing Activities     1,281,000         (890,000)      (10,531,500)
Cash flows from
 financing activities:
Proceeds from exercise
 of stock options               13,700                -           182,700
Proceeds from
 short-term borrowings         135,300          150,700           154,700
Principal payments on
 short-term borrowings        (135,300)        (150,700)         (154,700)
Proceeds from long-term
 Borrowings                          -        2,007,400           111,400
Principal payments on
 long-term borrowings       (2,039,600)         (39,000)                -
Increase in bond
 sinking fund               (1,008,700)        (984,400)       (1,029,100)
Decrease in
 restricted cash                     -                -         6,162,700
Dividends paid                       -                -          (989,000)
Net Cash (Used)
 Provided by
 Financing Activities       (3,034,600)         984,000         4,438,700
Net Increase in Cash
 and Cash Equivalents        3,452,700           29,000         1,007,600
Cash and Cash Equivalents,
 beginning of year           4,749,200        4,720,200         3,712,600
Cash and Cash Equivalents,
  end of year              $ 8,201,900      $ 4,749,200       $ 4,720,200
Supplemental disclosures:
Cash paid during the year for:
Interest (net of $30,300
 and $428,800 capitalized
 in  1996 and 1995
 respectively)             $ 1,333,700      $ 1,219,900       $   782,100
Interest paid by
 discontinued operations   $         -      $    43,800       $    47,400
Income taxes               $   859,800      $   716,100       $ 1,231,400
Noncash investing and
 financing activities:
Construction commitments   $         -      $         -       $   371,000
Note receivable on sale
 of discontinued
 operations                $         -      $   200,000       $         -
Note receivable on
 sale of equipment         $         -      $    50,000       $         -

See Notes to Consolidated Financial Statements



Consolidated Statements of Shareholders' Equity

                                  Common Stock        Capital
                                                     in Excess       Retained
                           Shares           Amount    of Par         Earnings
Years ended December 31, 1997, 1996 and 1995

Balance
January 1, 1995         9,763,800       $ 976,400   $4,307,300     $9,052,500
Net income                      -               -            -      2,823,400
Dividend                        -               -            -       (989,000)
Stock issued to
 employee stock
 ownership trust           45,400           4,500      251,200             -
Other stock
 Issuances                221,700          22,200      160,500             -

Balance
December 31, 1995      10,030,900       1,003,100    4,719,000    10,886,900
Net loss                        -               -            -      (910,900)

Balance
 December 31, 1996     10,030,900       1,003,100    4,719,000     9,976,000
Net income                      -               -            -     6,081,500
Stock issued to
 employee stock
 ownership trust           50,000           5,000       76,300             -
Other stock
 Issuances                  8,500             800       12,900             -
Balance
December 31, 1997      10,089,400      $1,008,900   $4,808,200   $16,057,500

See Notes to Consolidated Financial Statements

Notes to consolidated Financial Statements

NOTE 1: Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made in the 1996 and 1995 Consolidated Financial Statements to conform to the classifications used in the current year.

The Company manufactures and markets household chemical products (31.1% and 39.9% of net sales for 1997 and 1996 respectively), skin care products (68.9% and 60.1% for 1997 and 1996 respectively) and, until September 20, 1996, cigarette filters (See Note 5 " Discontinued Operations"). The Company's products are sold nationally, directly and through independent brokers, to mass marketers, drugstores, supermarkets, wholesale distributors and other retail outlets.

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, plant and equipment are recorded at historical costs. Depreciation is provided using the straight-line method over estimated useful lives of the assets ranging from 3 to 45 years.

The Company considers all highly liquid investments with a maturity primarily of three months or less at the date of acquisition to be cash equivalents. As of December 31, 1997 and 1996, balances of cash and cash equivalents at a financial banking institution exceeded the federally insured limit of $100,000 by approximately $125,000 and $220,000 respectively. These balances fluctuate greatly during the year and can exceed this $100,000 limit. Management monitors regularly the financial condition of the banking institution, along with the Company's balances in cash and cash equivalents and tries to hold this potential risk to a minimum.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, if the exercise price of employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

The Company recognizes revenue on its products when title and risk of ownership passes to the customer, which generally is upon delivery of the products. The Company permits customers to return products purchased from the Company on a case by case basis. The Company estimates the amount of any returns and records an appropriate reserve.

During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." These standards require additional disclosure related to reporting comprehensive income and segments of the Company. The Company will adopt these statements in 1998 and believe they will not materially impact the Company.

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


NOTE 2: Inventories

Inventories consisting of materials, labor and overhead at December 31 were comprised of the following:

                             1997              1996
Finished goods         $1,828,700          $2,244,900
Raw materials           2,004,200           1,884,300
                       $3,832,900          $4,129,200

NOTE 3: Property,

Plant and Equipment
Property accounts at December 31 were comprised of the following:

                                        1997           1996

Land                             $ 1,091,600    $ 1,091,600
Buildings                         16,107,300     16,104,200
Production equipment               7,445,200      7,339,900
Office furniture and equipment     2,135,900      2,090,600
Other                                225,000        224,600
                                  27,005,000     26,850,900
Less accumulated depreciation      7,932,000      6,989,100
                                 $19,073,000    $19,861,800


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

                       December 31, 1997             December 31, 1996
                   Book Value      Fair Value    Book Value      Fair Value
Long-term debt    $9,018,000       $9,288,700   $12,066,300     $12,427,300


NOTE 5: Discontinued Operations

Effective September 20, 1996, the Company's wholly owned subsidiary, Aquafilter
Corporation ("Aquafilter"), sold its manufacturing equipment, inventories, patents and trade names to Lee Pharmaceuticals, Inc. for $800,000. The Company received $500,000 cash and a note for $300,000 payable through April 1, 1997 at an interest rate of 8.25%. The gain from the sale of this discontinued operation
($31,100, net of income taxes of $16,000) includes additional estimated costs of approximately $107,000 related to the shutdown of Aquafilter.

On October 14, 1997, the Company completed the liquidation of the remaining assets with the sale of Aquafilter's land and building in Fort Lauderdale, Florida. The gain from the sale was $750,900, net of applicable income taxes of $364,900. The net cash proceeds (after closing costs and payoff of the related mortgage) were approximately $1,450,000.

Total revenues for Aquafilter for 1996 and 1995 were $810,600 and $1,094,400 respectively. Aquafilter's operating loss for 1996 was $8,300 (net of income tax benefits of $5,100). Aquafilter's operating income for 1995 was $38,700 (net of income taxes of $19,900).


NOTE 6: Notes Payable and Long-Term Debt

Long-term debt at December 31 is presented below:

                                            1997              1996

First mortgage bonds secured
by Denver land and buildings,
due 2001, interest at 10%
payable semi-annually with
sinking fund requirement of
$1 million per year beginning
December 31, 1995.                    $12,000,000      $12,000,000

Bond sinking fund                      (3,022,200)      (2,013,500)

Installment note on certain
data processing equipment and
software, payable in monthly
installments through 1998,
interest at 4.9%.                          40,200           79,800

Installment note, payable in
annual installments of $250,000
through October 31, 2004,
interest at a variable rate,
paid in full October 1997                       -        2,000,000
                                        9,018,000       12,066,300
Less current maturities                 1,040,200        1,289,600
                                      $ 7,977,800      $10,776,700

The Company also had a first mortgage on the Aquafilter land and building, which was sold in October 1997 and the related mortgage was then paid off. At December 31, 1996, the mortgage balance was $427,300. See Note 5 - Discontinued Operations.

In October of 1996, the Company settled an environmental lawsuit brought against it by the United States on behalf of the U.S. Army. Under the terms of the settlement, the Company paid $1,000,000 to the Army in 1996 and, over a period of eight years, would pay an additional $2,000,000 in equal annual installments, together with interest at a variable rate. The $2,000,000 was paid in full in October 1997. An additional $3,000,000 was paid to the Army by certain insurance carriers.

Maturities of long-term debt for the years 1998 through 2001 are respectively:
$1,040,200, $1,000,000, $1,000,000 and $5,977,800.

See "Liquidity and Capital Resources" section of Management's Discussion and Analysis for requirements under the Indenture pertaining to the Company's First Mortgage Bonds.


NOTE 7: Income Taxes

The provisions for income taxes from continuing operations include the following:

                                  1997              1996          1995
Currently payable:
Federal                     $2,063,100        $  176,400    $1,460,200
State                          113,400            18,800       168,100
Total currently payable        113,400            18,800       168,100
                             2,176,500*          195,200*    1,628,300*
Deferred:
Federal                        899,700          (669,400)       74,000
State                           78,200           (78,800)        8,200
Total deferred                 977,900          (748,200)       82,200
Provision:
Federal                      2,962,800          (493,000)    1,534,200
State                          191,600           (60,000)      176,300
Total provision             $3,154,400        $ (553,000)   $1,710,500

*Estimated payments of approximately $725,000, $0 and $1,044,000 were made during the years ended December 31, 1997, 1996 and 1995 respectively.

Income tax expense (benefit) from continuing operations at the statutory tax rate is reconciled to the overall income tax expense (benefit) from continuing operations as follows:

                                  1997               1996          1995
Federal income tax
at statutory rates          $2,884,900        $  (505,500)   $1,548,300
State income taxes, net
of federal tax effect          288,400            (60,000)      176,300
Other                           18,700             12,500       (14,100)
Total                        3,192,000           (553,000)    1,710,500
Tax credits                    (37,600)                 -             -
Effective tax               $3,154,400        $  (553,000)   $1,710,500

Deferred taxes are determined based on estimated future tax effects of differences between the amounts reflected in the financial statements and the tax basis of assets and liabilities given the provisions of enacted tax laws. The net deferred tax assets and liabilities as of December 31, 1997 and 1996 are comprised of the following:

                                            1997                  1996
Current:
Allowance for uncollectible
 accounts                            $   219,100            $  206,100
Inventory reserves                       134,000               150,400
Prepaid insurance                         41,600                54,800
Accrued vacation                         178,200               164,900
Other reserves                                 -                40,700
Lawsuit liability                              -                95,000
Other                                    (32,500)               49,500
Net current deferred tax assets      $   540,400            $  761,400

Noncurrent:
Accelerated depreciation for tax     $(1,083,900)           $ (935,500)
Lawsuit installment note                       -               665,000
Tax credits                               37,600                25,100
Other                                      3,200                 8,300
Total noncurrent deferred
 tax liability                       $(1,043,100)           $ (237,100)

At December 31, 1997 the Company has no federal tax credit carryforwards. The Company has state tax credits of $37,600 expiring over a period ending in 2011.

A reconciliation of the Company's income before taxes for financial statement purposes to taxable income is as follows:

                                              Year Ended December 31,
                                       1997            1996          1995
Income (loss) from continuing
 operations before
 income taxes                    $8,485,000     $(1,486,700)   $4,495,200
Differences between income
before income taxes and
taxable income:
State income taxes                 (161,900)        (18,800)     (176,300)
Permanent differences                12,300          12,400        15,300
Lawsuit installment note         (2,000,000)      2,000,000             -
Net changes in
 temporary differences             (479,400)          9,700      (136,900)
                                 (2,629,000)      2,003,300      (297,900)
Federal taxable income           $5,856,000     $   516,600    $4,197,300

NOTE 8: Common Stock

In 1981 and 1986, the directors adopted incentive stock option plans for Company employees and, in 1993, adopted a non-qualified stock option plan for the outside directors (all subsequently approved by shareholders) which permit the Company to grant options up to an aggregate of 1,650,000 shares of common stock. Options are granted at not less than fair market value of the stock at the date of grant and those granted are exercisable from the grant date for five years. The 1981 and 1986 plans expired in 1991 and 1996 respectively and, accordingly no shares are available for option under those Plans. In 1997, subject to approval by shareholders at the 1998 Annual Meeting, the directors adopted a 1997 Stock Option Plan covering 300,000 shares of the Company common stock. Full time salaried and hourly employees, excluding officers of the Company, are eligible to receive options under the 1997 Plan.

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

Maximum number
of shares
at inception of
plans                 750,000                   500,000                      400,000

Outstanding,
December 31, 1994     122,200       $0.60       415,800          $3.29       390,000        $2.65

Granted in
1995                        -           -             -              -             -            -
Exercised            (121,700)       0.58             -              -      (100,000)        1.10
Cancelled                (500)       0.58        (1,500)          3.80             -            -

Outstanding,
December 31, 1995           -           -       414,300           3.29        290,000        3.19
Granted in
1996                        -           -             -              -              -           -
Exercised                   -           -             -              -              -           -
Cancelled                   -      (8,300)         2.16              -              -           -

Outstanding,
December 31, 1996           -           -       406,000           3.31        290,000        3.19
Granted in
1997                        -           -             -              -         10,000        2.00
Exercised                   -           -        (8,500)          1.62              -           -
Cancelled                   -           -        (1,000)          4.88              -           -

Outstanding,
December 31, 1997           -       $    -      396,500          $3.35        300,000       $3.15

Available for option,
December 31, 1997           -                         -                             -

The weighted average fair share value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model using the following assumptions at December 31, 1997:

Dividend rate                       -
Expected volatility             323.00%
Risk-free interest rate           6.40%
Expected life (in years)          4.5

Using these assumptions, the fair value of the stock options granted in 1997 was estimated to be approximately $12,600, net of income taxes. Had compensation cost been recorded based on the fair value of the options granted, the Company's pro-forma net income and net income per share for the year ended December 31, 1997 would have been as follows:

                         As Reported             Pro-Forma
Net income               $ 6,081,500           $ 6,068,900
Earnings per share       $      0.60           $      0.60
Diluted earnings
 per share               $      0.59           $      0.59

The Company did not grant any options or other equity instruments in 1996 or 1995 and therefore is not required to present the pro-forma disclosures prescribed in SFAS 123 for these years.

The Company has an Employee Stock Ownership Plan to provide retirement benefits for its employees. The Plan is designed to invest primarily in the Company's common stock and is non-contributory on the part of the Company's employees. Contributions to the plan are discretionary as determined by the Company's Board of Directors. The Company expenses the cost of shares issued to the Plan. The amount expensed for the Plan in 1997, 1996 and 1995 was $81,300, $202,700 and $255,700 respectively. During 1997, 1996 and 1995, the Company contributed 50,000 shares, 100,000 shares and 45,400 shares respectively to the Employee Stock Ownership Plan.

During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share", which the Company adopted this year and, therefore, restated prior years' earnings per share. Per share data is determined by using the weighted average number of common shares outstanding. Common equivalent shares are considered only for diluted earnings per share, unless considered anti-dilutive (as in 1996). Common equivalent shares, determined using the treasury stock method, result from stock options with exercise prices that are below the average market price of the common stock. A reconciliation of the weighted average number of common shares outstanding follows:

                                  1997                1996                 1995
Common shares outstanding,
 beginning of the year       10,030,900         10,030,900            9,763,800
Incremental shares issued
 to Employee Stock Ownership
 Plan                            35,200                  -               40,300
Incremental shares of stock
 options exercised                3,400                  -              183,800
Weighted average number of
 common shares outstanding   10,069,500         10,030,900            9,987,900
Incremental common share
 Equivalents                    131,400                  -              264,800
Diluted weighted average
 number of common shares
 outstanding                 10,200,900         10,030,900           10,252,700

The Company has 20,000,000 shares of preferred stock issuable in one or more series, none of which are outstanding.

On April 7,1995, the Company paid a dividend of $.10 per share (aggregate $989,000) to shareholders of record on March 24, 1995. See Note 12 - Subsequent Event.


NOTE 9: Significant Customer

In 1997, 1996 and 1995, one customer, Wal-Mart Stores, Inc. of Bentonville, Arkansas, accounted for approximately 26.2%, 24.4% and 22.6% respectively of the Company's sales of household chemical products and 24.6%, 27.7% and 22.0% respectively of the Company's sales of skin care products. Also, in 1997, another customer, CVS Corporation of Woonsocket, Rhode Island, accounted for approximately 12.8% of the Company's sales of skin care products. These customers are not related to the Company. A loss of either of these large customers would have a material effect on the Company if the Company's consumer base served by these customers did not purchase the Company's products at other retail outlets. No long-term contracts exist between the Company, Wal-Mart Stores, Inc., CVS Corporation or any other customer.


NOTE 10: Transactions with Related Parties

During 1997, 1996 and 1995, the Company paid consulting fees of $15,000, $60,000 and $60,000 respectively to Dr. Norman Brooks in connection with its skin care products. Dr. Brooks' wife is the daughter of Jerome J. Goldstein and the sister of Mark E. Goldstein. See Note 11 - Contingent Liabilities for a description of a lawsuit filed against the Company by Dr. and Mrs. Brooks.
The Company has adopted a bonus plan for its executive officers for 1998. The Plan provides that an amount will be distributed to the Company's executive officers equal to 10% of the annual before tax profit exceeding $1,000,000, excluding items that are infrequent, unusual, or extraordinary. In 1997, $561,000 was accrued or paid under the Plan. In 1996 and 1995, $129,500 and $416,400 respectively was accrued or paid under similar plans.


NOTE 11: Contingent Liabilities

In May 1996, a lawsuit was commenced against Neoteric Cosmetics, Inc. and others not related to the Company alleging infringement of certain patents. Neoteric Cosmetics is the Company's wholly-owned subsidiary which manufactures and sells skin care products under the name Alpha Hydrox. The lawsuit was brought by TriStrata Technology, Inc. in the United States District Court for the District of Delaware. The plaintiff claims to be the assignee of five patents relating to the use of alpha hydroxy acids to treat or reduce cosmetic conditions, particularly wrinkles or fine lines. Three of the patents were issued in 1995; one issued in 1996; and one, which was issued in 1992, was the subject of a re-examination completed in 1995. When the suit was filed in 1996, four patents were asserted, of which three were asserted against Neoteric. A fifth patent was added by amendment in 1997 and asserted against Neoteric. Neoteric, in turn, has asserted a counterclaim contending all 5 patents as well as two other related but unasserted patents are invalid. The plaintiff denies it has alleged infringement against Neoteric with respect to three patents and contends the Court lacks jurisdiction to determine their infringement or validity. All five patents asserted by plaintiff were subject to a successful re-examination. The plaintiff in the lawsuit alleges that Neoteric contributes to and/or induces infringement of the patents by selling and promoting Neoteric products for the purpose of visibly reducing a human skin wrinkle and/or fine lines and for the purpose of treating and/or preventing cosmetic conditions and dermatologic disorders of the human skin such as wrinkles and fine lines.
The plaintiff requests damages to compensate the plaintiff for any infringement, an injunction against further infringement, and treble damages because of an alleged willful and deliberate nature of infringement. In 1995, after the issuance of one of the patents involved in the lawsuit, the Company changed its advertising and packaging to remove references to wrinkles and fine lines. The Company denies the allegations of the plaintiff, asserts the invalidity of patents as indicated above, and is mounting a vigorous defense.

In June of 1997, a lawsuit was filed against the Company by Leslee Brooks, her husband, Dr. Norman Brooks (a California dermatologist), and a corporation related to Dr. Brooks. Other defendants include the Company's wholly-owned subsidiary, Neoteric Cosmetics, Inc. ("Neoteric"), Jerome J. Goldstein and the Goldstein Family Limited Partnership. Leslee Brooks is a daughter of Mr. and Mrs. Jerome J. Goldstein and a sister of Mark E. Goldstein. The Goldstein Family Limited Partnership was established in November of 1996 by Mr. and Mrs. Jerome
J. Goldstein and was a recipient of common stock of the Company previously held by Mr. and Mrs. Goldstein.

The plaintiffs in this case filed in December, 1997, an amended complaint which claims that their disclosure to the Company in 1991 of the concept of an alpha hydroxy acid based product for the mass market, as well as their assistance in developing the Company's Alpha Hydrox products, entitles the plaintiffs to compensation under a doctrine of unjust enrichment. In the amended complaint, the plaintiffs also claim that they entered into a joint venture partnership with the defendants to earn profits from originating, developing and marketing alpha hydroxy skin care products, that the defendants breached fiduciary duties resulting from the relationship of the parties, and that the Company and its subsidiary aided and abetted, and conspired as to, the alleged breaches of fiduciary duties. The plaintiffs assert additionally that the defendants made fraudulent representations and conspired as to those representations by Mr. Jerome J. Goldstein stating that the plaintiffs would get rich and by the defendants' failure to disclose that they never intended to compensate the plaintiffs. Another claim is made for negligent misrepresentations and conspiracy by the defendants regarding these same matters. For each of these claims, the plaintiffs claim one-third of the total income from Alpha Hydrox products (a minimum amount of $10 million) and punitive damages. In calculating one-third of the total income from the products, the plaintiffs assert that they are entitled to an amount equal to at least one-third of the pre-tax net profit earned by Neoteric Cosmetics from its inception through 1996 and, prospectively on a cash discounted basis, to such profits predicted by them through 2002. The total amount computed by plaintiffs is $14.4 million. In a related claim, the plaintiffs ask that a "constructive trust" be imposed on the stock transferred to the Goldstein Family Limited Partnership.

The Company unequivocally believes that there was no agreement, written or oral, to provide any compensation to the plaintiffs beyond consulting fees paid by the Company to them through Dr. Brooks' professional corporation, that there was no expectation of such compensation and that the compensation already paid to them for consulting services was fair and reasonable. The Company also believes unequivocally there was no joint venture between the plaintiffs and the Company, a subject that was first raised in the December, 1997 amended complaint in this litigation. The Company views the lawsuit as groundless and is vigorously defending itself. Discovery in this litigation is complete. The trial in the Brooks case is tentatively scheduled to commence in April, 1998, although the trial date may be changed to a later time.

Neither the Company nor its legal counsel can determine the potential outcome of the two lawsuits discussed above nor the ultimate impact on the Company's financial position or results of operations.


NOTE 12: Subsequent Event (Unaudited)

On February 10, 1998, based upon the Company's 1997 performance, the Company's Board of Directors declared a dividend of $.10 per common share to shareholders of record on February 24, 1998, to be paid March 2, 1998.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Scott's Liquid Gold-Inc.:

We have audited the accompanying consolidated balance sheets of Scott's Liquid Gold-Inc. (a Colorado corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scott's Liquid Gold-Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                               Arthur Anderson LLP

Denver, Colorado
January 21, 1998



                               Corporate Data

                        Plant and Executive Offices
Scott's Liquid Gold-Inc., 4880 Havana Street, Denver, Colorado 80239 Phone 303-373-4860

                            Stock Transfer Agent
Norwest Bank Minnesota N.A., 161 N. Concord Exchange, South St. Paul, Minnesota 55075-0738

                                Shareholders
As of January, 1998 the Company had approximately 1400 shareholders of record.

Market Information
The high and low prices of Scott's Liquid Gold-Inc. common stock as traded on the New York Stock Exchange were as follows:

                          1997                                     1996
                 Three Months Ended                        Three Months Ended
                   High         Low                        High         Low
March 31          2-7/8        1-3/8    March 31              3         2-1/2
June 30           2-7/8        1-1/2    June 30               3         1-3/4
September 30      4-1/16       2        September 30          2-1/8     1-1/2
December 31       4-11/16      3-1/8    December 31           1-7/8     1-1/2

NYSE Symbol: SGD
On February 10, 1998, based upon the Company's 1997 performance, the Company's Board of Directors declared a dividend of $.10 per common share to its stockholders of record on February 24, 1998, to be paid March 2, 1998. No decision has been made as to future dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" for information concerning restrictions on dividends.
Current stock quotes, SEC filings, quarterly earnings and press releases can be found at:
                         http://www.businesswire.com/cnn/sgd.htm
     Product web sites:  http://www.scotts-liquid-gold.com
                         http://www.alpha-hydrox.com

                        Directors and Officers

Jerome J. Goldstein                 Chairman of the Board and Director

Mark E. Goldstein                   President, Chief Executive Officer
                                    and Director

Carolyn J. Anderson                 Executive Vice President, Chief Operating
                                    Officer,Corporate Secretary and Director

Barry Shepard                       Treasurer, Assistant Secretary, Chief
                                    Financial Officer and Director

Michael J. Sheets                   Principal, Gerald Schoenfeld, Inc.,
                                    Consultant and Director

Dennis H. Field                     Independent Consultant and Director

James F. Keane                      Independent Businessman and Director