Form 10-K, Exhibit 13
period 1998-12-31
SCOTTS LIQUID GOLD INC
filed 1999-03-30
CIK 88000

Description of Business

General

Scott's Liquid Gold-Inc., a Colorado corporation headquartered in Denver, was incorporated on February 15, 1954. Through its wholly-owned subsidiaries, the Company manufactures and markets quality household and skin care products. Until late 1996, it also manufactured a line of disposable cigarette filters through a wholly-owned subsidiary, Aquafilter Corporation, whose assets, other than cash and receivables, were sold during 1996 and 1997. In this report, the term "Company" refers to Scott's Liquid Gold-Inc. and its subsidiaries. The Company's business is comprised of two segments, household products and skin care products.

The Company's household products consist of Scott's Liquid Gold for wood, a wood preservative and cleaner sold nationally for over 25 years, and Touch of Scent, an aerosol room air freshener distributed nationally since 1982. In early 1992, the Company entered into the skin care business through a subsidiary, Neoteric Cosmetics, Inc. The Company's skin care products are sold primarily under the name Alpha Hydrox. At the end of 1998, more than twenty skin care products were being marketed by the Company. The Company may introduce additional products to the market during 1999.

For information on the Company's operating segments, please see Note 9, Segment Information, to the Consolidated Financial Statements of the Company.
Strategy

The Company's policy is to manufacture and market high quality consumer products which are distinct within each category in which the Company competes. Scott's Liquid Gold for wood distinguishes itself from competing products as a wood cleaner and preservative, not simply a polish. Touch of Scent is different from most competing aerosol air fresheners in that it need not be shaken before each use, and, because it is activated by an attractive fixture which may be mounted on any hard, smooth surface, it is more convenient to use than competing aerosol brands. With respect to the Company's line of skin care products, Alpha Hydrox was the first alpha hydroxy acid skin care product sold to retailers for resale to the public at affordable prices. Not all of the Company's skin care products contain alpha hydroxy acids. In the third quarter of 1998, the Company added a retinol product to its skin care line.

The Company's goal is to operate profitably each year, which it has done every year during this decade, except for the most recent year. (Although the Company experienced a net loss for 1996, it nonetheless produced an operating profit for that year. But for the settlement of an environmental lawsuit with the U.S. Army during 1996, the Company would have produced a net profit for that year.) It has been the Company's aim to grow sales each year, particularly in the area of its skin care products. Through 1997, the company achieved that goal in reasonable fashion. However, 1998 witnessed a significant decline in the Company's sale of skin care products and, to a lesser extent, of one of the Company's major lines of household products.

The growth in sales of Alpha Hydrox over the past several years caused the Company to make substantial investments in property, plant and equipment to handle that growth and the future growth of the Company's skin care products. The decline in sales of those products in 1998 without a commensurate decrease in the Company's cost of doing business, particularly in the area of fixed costs, dictate that the 1998 sales decline be reversed as quickly as possible. To achieve that goal, the Company intends to maintain an aggressive advertising posture, to develop additional skin care products where a perceived consumer need exists, and to remain focused on domestic sales while not ignoring opportunities for expansion into other countries. Conforming to these intentions, the Company has added retinol to its Alpha Hydrox line, is currently introducing a skin care product to help diabetics cope with cuts and bruises, is carving out a niche in the Hispanic market and is examining other products which the Company believes may fit well with the Company's know how and financial capabilities.

Products

Scott's Liquid Gold for wood, a wood cleaner and preservative, has been the Company's core product since the Company's inception. It has been popular throughout the U.S. for over twenty-eight years. In 1982, the Company added Touch of Scent, a room air freshener, to its line of household products. Household products accounted for 36.7% of the Company's consolidated net sales in 1998, and 31.1% in 1997. Scott's Liquid Gold for wood, when applied to wood surfaces such as furniture, paneling, and kitchen cabinets, and to outside stained doors and decking, penetrates microscopic pores in the surface and lubricates beneath, restoring moisture and, at the same time, minimizes the appearance of scratches, darkening the wood slightly. Scott's Liquid Gold preserves wood's natural complexion and beauty without wax.

Touch of Scent is intended to be used in conjunction with a decorative fixture which can be mounted on any hard surface and into which the consumer inserts an aerosol refill unit. At a touch, the fixture propels any of several fragrances from a refill unit into the air, masking unpleasant odors and refreshing the air with a pleasant scent. The Company manufactures both the fixture and the refill unit. Unlike some competitive aerosol air fresheners, Touch of Scent is extremely dry and, therefore, leaves practically no residue after use. Touch of Scent sales have not been strong in recent years. In this regard see Management's Discussion and Analysis.

In early 1992, the Company began to market two skin care products under the trade name of Alpha Hydrox. At the end of 1998, the Company's skin care line consisted of over 20 products, with additional products on the way for introduction in 1999. The Company's Alpha Hydrox products are sold through a wholly-owned subsidiary, Neoteric Cosmetics, Inc.; except for the retinol product, they are manufactured by Neoteric Cosmetics. Many of the Alpha Hydrox products contain alpha hydroxyethanoic acids in low but effective concentrations. Properly blended with a carrier, alpha hydroxyethanoic acids gently slough off dead skin cells to promote a healthier, more youthful appearance. Some of the Company's skin care products, such as its moisturizers, do not contain an alpha hydroxy acid, but are marketed to be used in conjunction with those which do.The retinol product contains a patented Microsponge" technology that softens fine lines and wrinkles. Alpha Hydrox products accounted for 63.3% of the Company's consolidated net sales in 1998, and 68.9% in 1997. The Company also manufactures injection molded components, currently consisting of plastic caps for Touch of Scent and Scott's Liquid Gold, and fixtures for Touch of Scent.

Marketing and Distribution

All of the Company's products are sold nationally, directly and through independent brokers, to mass marketers, drugstores, supermarkets, and other retail outlets; and to wholesale distributors. In 1998, Wal-Mart Stores, Inc. of Bentonville, Arkansas, accounted for approximately 25% of the Company's sales of household products. With regard to the Company's skin care products, Wal-Mart accounted for 25% of 1998 sales.

The loss of this customer would have a material effect on the Company if the consumer base served by it did not purchase the Company's products at other retail outlets. No long-term contracts exist between the Company and Wal-Mart Stores, Inc. or any other customer. The Company permits returns of its products by its customers, a common industry practice.The Company's household products and Alpha Hydrox are or have been advertised nationally on network television and, at times, on cable television and in print media. In the past, the Company has also used radio advertising in selected areas and may do so in the future. The Company maintains an aggressive posture in promoting and advertising its products, and, in particular, its skin care products. During 1999, but subject to change, the Company plans a moderate decrease in advertising expenditures from 1998 levels. The Company periodically reviews its advertising plans and may revise planned advertising expenditures based upon actual sales results and competitive conditions.

To enable its customers to make informed decisions, the Company's containers and promotional materials note the concentration of alpha hydroxy acid contained in each of its Alpha Hydrox products which contain such acids. The Company does not exaggerate benefits to be expected from the use of its products and recommends the use of sunscreen in its written directions contained in every box. The Company also maintains a 24-hour, toll free telephone number for use by consumers of its products.

The Company sells its household and skin care products in Canada and other foreign countries. Please see Note 9, Segment Information, to the Consolidated Financial Statements for information regarding sales in foreign countries. Currently, foreign sales are made to distributors who are responsible for the marketing of the products, and the Company is paid for these products under letters of credit in United States currency.

Manufacturing

The Company owns and operates its manufacturing facilities and equipment. With the exception of the Company's retinol product, the Company manufactures all of its products, maintaining a high quality standard and sufficient inventories to ship most orders as they are received. Quality control is enforced at all stages of production, as well as upon the receipt of raw materials from suppliers. Raw materials are purchased from a number of suppliers and, at the present time, are readily available. Currently, the Company's sole supplier of glycolic acid, which is the most common type of alpha hydroxy acid used by the Company in its Alpha Hydrox products, is E.I. DuPont de Nemours. So far as the Company knows, this supplier is one of only two U.S. manufacturers of the grade of glycolic acid approved for use by the Company. No contract exists between the Company and its supplier of glycolic acid. Relations with that supplier and other suppliers are satisfactory. Most of the Company's manufacturing operations, including most packaging, are highly automated, and, as a result, the Company's manufacturing operations are not labor intensive, nor, for the most part, do they involve extensive training. An addition to the Company's plant facilities, completed in early 1996, greatly increased the Company's capacity to produce skin care products. Except when demand is unusually strong, the Company operates on a one-shift basis. The Company's manufacturing facilities are capable of producing substantially more quantities of the Company's products without any expansion, and, for that reason, the Company believes that its physical plant facilities are adequate for the foreseeable future.

Competition

The Company's business is highly competitive in both household and skin care products. Household products are comprised of Touch of Scent air fresheners and Scott's Liquid Gold, a wood cleaner and preservative. Both the air freshener and wood care categories are dominated by three to five companies significantly larger than the Company, each of which produce several products. Irrespective of the foregoing, the Company maintains a visible position in the wood care category, but does not have sufficient information to make an accurate representation as to the market share of its products. Over the last several years, sales of the Company's air freshener products have fallen off significantly and may continue to do so in the future. From time to time, to stem the attrition of this product line, the Company offers price incentives to its customers.

The skin care category is also highly competitive. Several competitors are significantly larger than Scott's Liquid Gold-Inc., and each of these competitors produces several products. Some of these companies also produce retinol and alpha hydroxy acid products with which Alpha Hydrox must compete. Because of the number of varied products produced by competitors, the Company cannot make an accurate representation as to the market share of its skin care products. Irrespective of the foregoing, it can be stated that the Company has established a strong national base of distribution for Alpha Hydrox, and, based upon data supplied by an independent rating service, the Company believes that its products rank high among leading brand-name alpha hydroxy acid skin care products.

Conforming to its corporate philosophy, the Company competes on the basis of quality and distinguishing characteristics of its products.
Regulation

The Company is subject to various federal, state and local laws and regulations, which pertain to the type of products it manufactures and sells. The Company's skin care products containing alpha hydroxy acids are cosmetics within the meaning of the Federal Food Drug and Cosmetic Act ("FFDCA"). The FFDCA defines "cosmetics" as products intended for cleansing, beautifying, promoting attractiveness or altering the appearance. The Company's cosmetics products are subject to regulation under the FFDCA and the Fair Packaging and Labeling Act ("FPLA"), and the regulations promulgated under these acts. The relevant laws and regulations are enforced by the U.S. Food & Drug Administration ("FDA"). Such laws and regulations govern the ingredients and labeling of cosmetic products and set forth general manufacturing practices for companies to follow. Although FDA regulations require that the safety of a cosmetic ingredient be substantiated prior to marketing, there is no requirement that a company contemplating inclusion of a cosmetic ingredient in its products submit to the FDA the results of its testing or any other data or information with respect to the ingredient. Prior to marketing its products, the Company conducts studies to demonstrate that its Alpha Hydrox products do not irritate the skin or eyes. Consistent with regulations, the Company does not submit the results of its studies to the FDA.

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

Following the issuance in June, 1997 of the CIR report, the FDA, in December, 1998, created a joint working group using staff from both the Center for Food Safety and Applied Nutrition and the Center for Drug Evaluation and Research to consider, among other things, whether products containing alpha hydroxy acid should be classified for regulatory purposes as a drug. This group is expected to analyze additional research initiated at the FDA's request. It is not expected that recommendations by the working group will be forthcoming in the near-term future. Further, any recommendation of the group will probably face strong opposition by manufacturers of products containing alpha hydroxy acids.

The Company's advertising is subject to regulation under the Federal Trade Commission Act and its implementing regulations, which prohibit false and misleading claims in advertising. The Company's labeling and promotional materials are believed to be in full compliance with applicable statutes and regulations.

Some chemicals used in consumer products, including some used by the Company, have come under scrutiny by various state governments and the Congress of the United States in connection with clean air laws and regulations. These chemicals are volatile organic compounds ("VOCs") that are contained in various categories of consumer products. As a result of VOC regulation, it has been necessary, from time to time, for the Company to reformulate some of its products including a reformulation of Touch of Scent to conform to certain regulations of the California Air Resources Board ("CARB") which became effective on January 1, 1996. The regulations concerning VOC content are relevant to the household products of the Company but have not affected the Company's skin care products. The Company believes it has done all that is now necessary to satisfy the current requirements of the Clean Air Act and laws of various state governments. Currently, all of the Company's products may be sold in all areas of the United States.

Limitations regarding the VOC content of consumer products by both state and federal agencies will continue to be a part of regulatory efforts to achieve compliance for ozone at or near ground level. Under the Clean Air Act Amendments of 1990, the Environmental Protection Agency ("EPA") is required to study the contribution of consumer products to ozone problems and to promulgate regulations reducing the VOC content of consumer products. During 1995, the EPA published a prioritized list of categories of consumer products for regulation, including categories which affect Scott's Liquid Gold for Wood and Touch of Scent. Regulations pertaining to these products were proposed by the EPA in April, 1996. Final regulations to control VOC's from consumer products, which are no more stringent than those issued previously by CARB with which the Company complies, were published in the September 11, 1998 Federal Register. Various states, in addition to California, have enacted or are considering promulgating VOC regulations. EPA's adoption of regulations may help to induce states to conform to consistent, nationwide standards. The Company is unable to predict how many or which other states might enact legislation regulating the VOC content of consumer products or what effect such legislation might have upon its household products. The Company is unaware, at this time, of any states which have adopted regulations more stringent than those adopted by CARB.

Employees

The Company employs 161 persons, 74 in plant and production related functions and 87 in administrative, sales and advertising functions. No contracts exist between the Company and any union. The Company monitors wage and salary rates in the Rocky Mountain area and pursues a policy of providing competitive compensation to its employees. The compensation of the Company's executive officers is under the purview of the Compensation Committee of the Company's Board of Directors. Fringe benefits for Company employees include an excellent medical and dental plan, life insurance, a 401K Plan with matching contributions for lower paid employees (those earning $30,000 or less per annum), an ESOP plan, and a Profit Sharing Plan. The Company considers its employee relations to be satisfactory.

Patents and Trademarks

At present, the Company currently owns no patents covering its products, although the Company is seeking patent protection on at least one product. However, the Company actively uses its registered trademarks for Scott's Liquid Gold, Liquid Gold, Touch of Scent, and Neoteric in the United States and has registered trademarks in a number of additional countries. The Company's registered trademarks and pending trademark applications concern names and logos relating to its products as well as the design of boxes for certain of its products. The Company has applied for federal registration of the trademark "Alpha Hydrox". The issuance of this trademark was challenged on the basis that it is a description of the type of acid used as an ingredient. This challenge was denied by the United States Patent and Trademark Office in 1999. At this time, an appeal has not been filed. The Company believes that the issuance or non-issuance of this trademark is not material to the Company or to its sales of Alpha Hydrox products. Whether or not the federal registration of "Alpha Hydrox" is granted to the Company, the Company claims under common law the exclusive right to use "Alpha Hydrox" as a trademark and to the right to prevent the use by others of confusingly similar marks. The outcome of any such claim, if contested in court, will depend on the facts and circumstances then existing with respect to the use of the mark in a particular geographical area. To date, there have been no court contests, but the Company has been successful in convincing several manufacturers to refrain from the use of marks or trade dress similar to Alpha Hydrox.

Properties

The Company's facilities, located in Denver, Colorado, are currently comprised of three connecting, modern buildings and a parking garage (approximately 261,100 square feet in total) and about 16.2 acres of land, of which approximately 6 acres are available for future expansion. These buildings range in age from 4 to 29 years (126,600 square feet having been added in 1995 and 1996). The Denver facility houses the Company's corporate headquarters and all of its operations, and serves as one of several distribution points. The Company believes that its current space will provide capacity for growth for the foreseeable future. All of the Company's land and buildings in Denver serve as collateral under a deed of trust for a $12.0 million bond issue consummated by the Company on July 29, 1994.





                       Management Discussion and Anaysis
                Of Financial Condition and Results of Operations

General

The Company manufactures and markets household products and, since 1992, has also manufactured and marketed skin care products. In September of 1996, it discontinued the production and marketing of cigarette filters by a wholly owned subsidiary. The Company's products are sold throughout the United States and Canada and insignificantly in other countries. Skin care products are sold under the name Alpha Hydrox. Sales of such products were about $31.6 million in 1995, $26.6 million in 1996 and, in 1997, $34.5 million, but decreased in 1998 from the 1997 level by about $8.8 million. In both 1997 and 1996, the Company's net income was materially affected by unusual events, primarily the settlement in 1996 of an environmental lawsuit which resulted in a pre-tax charge to income of nearly $3.6 million; and, in 1997, in a pre-tax credit to income of about $3.8 million which related in part to the environmental lawsuit and in part to the profitable sale of the Company's Florida real estate previously used in the now discontinued operation. The net after-tax operating income, before accounting for those unusual events, was approximately $3.6 million, equal to $.36 per share, for 1997 and approximately $1.3 million, equal to $.13 per share, for 1996. In 1998, the Company experienced a net loss of almost $2.8 million.

Results of Operations


Summary of Results as a Percentage of Net Sales
                                             Year Ended December 31,

                                          1998        1997         1996
Net sales
Scott's Liquid Gold household products    36.7%      31.1%         39.9%
Neoteric Cosmetics                        63.3%      68.9%         60.1%

Total net sales                          100.0%     100.0%        100.0%
Cost of sales                             33.4%      28.2%         32.2%

Gross profit                              66.6%      71.8%         67.8%
Other revenue                              1.5%       0.9%          0.7%

                                          68.1%      72.7%         68.5%

Operating expenses                        76.3%      53.1%         69.2%
Interest                                   3.0%       2.6%          2.7%

                                          79.3%      55.7%         71.9%
Income (loss) from continuing operations
before income taxes                      (11.2%)     17.0%         (3.4%)

Year Ended December 31, 1998 Compared to Year
Ended December 31, 1997

Consolidated net sales for 1998 were $40.6 million vs. $50.0 million for 1997, a decrease of $9.4 million or about 18.8%. Average selling prices for 1998 were lower than those of 1997 by $1,831,700, with prices of household products being down by $1,391,000 (virtually all of which pertained to Touch of Scent), while average selling prices of skin care products decreased by $440,700.

During 1998, net sales of skin care products accounted for 63.3% of consolidated net sales compared to 68.9% in 1997. Notwithstanding an increase in expenses in 1998 vs. 1997 to advertise the Company's skin care products, net sales of those products were $25,700,000 in 1998 compared to $34,483,800 in 1997, a decrease of $8,783,800 or 25.5%. That decrease resulted from a drop in unit sales of most of the Company's skin care products and lower average selling prices of such products. The Company believes that sales were affected by the maturation of alpha hydroxy skin care products and the proliferation of competing products on retail shelves; and that the format of the Company's television advertising, which was effective in 1997 and included the airing of several new commercials in that year, possibly lost some of its effectiveness when repeated in 1998. With the goal of improving sales, the Company began to introduce, in late 1998 and early 1999, two new lines of skin care products, Belleza Latina, specifically designed for the Hispanic market, and Diabetic Skin Therapy, a healing cream and a therapeutic moisturizer developed to address skin conditions of diabetics caused by poor blood circulation. Also, late in the third quarter of 1998, the Company introduced Alpha Hydrox Retinol Night ResQ, a Microsponge"- entrapped retinol product which softens fine lines and wrinkles. To present the new retinol product, the first of its kind to be offered in the mass market, the Company has produced and aired a new television commercial which, depending upon results, the Company may use as a model to update all of the Company's Alpha Hydrox commercials. Competition continues to be keen in the skin care category in which the Company participates and is expected to remain so in the future.

Sales of household products in 1998 accounted for 36.7% of consolidated net sales compared to 31.1% in 1997. These products are comprised of "Scott's Liquid Gold" for wood, a wood cleaner which preserves as it cleans, and "Touch of Scent," a room air freshener. Sales of household products were $14,932,000 in 1998 compared to $15,536,500 in 1997, a decrease of $604,500, or 3.9%. Sales of
Scott's Liquid Gold for wood increased from $8,529,500 in 1997 to $9,927,300 in 1998 (up by $1,397,800 or 16.4%) and sales of Touch of Scent decreased from $7,007,000 in 1997 to $5,004,700 in 1998 (down by $2,002,300 or 28.6%). The
Company believes that increased expenditures to advertise Scott's Liquid Gold for wood during 1998 compared to 1997 was largely responsible for its sales volume increase. The Company also believes that the substantial decrease in expenditures to advertise Touch of Scent in 1998 compared to 1997 affected the sales of that product line. Even so, more than half of the decrease in Touch of Scent sales resulted from price incentives, and operating results from the Touch of Scent line were better in 1998 than in 1997. Despite the Company's efforts to revitalize its line of air fresheners, including a product redesign in 1996 and a major advertising push during 1997, Touch of Scent sales declined once again in 1998, adding to the downward trend of the last several years. The Company is actively seeking products to replace or augment Touch of Scent, particularly products which would utilize the same manufacturing facilities. For 1999, it plans only moderate advertising of that product line, but hopes that a new, hard-hitting commercial will help to increase sales.

On a consolidated basis, cost of goods sold in 1998 was $13,581,900 compared to $14,132,200 in 1997, a decrease of $550,300 or 3.9% (on a sales decrease of 18.8%). As a percentage of consolidated net sales, cost of goods sold was 33.4% in 1998 vs. 28.2% in 1997, an increase of about 18%. That increase in the cost of goods sold percentage is primarily the result of a decrease in average selling prices in 1998 and a significant change in the mix of products sold during 1998 vs. 1997. Alpha Hydrox products are less costly to produce relative to their selling prices than are household products. Alpha Hydrox products accounted for 63.3% of consolidated net sales in 1998 compared to 68.9% in 1997. Cost of goods sold was also affected by a lower absorption of on-going (fixed) manufacturing costs resulting from a lower level of products manufactured by the Company.

Advertising expenses for 1998 were $15,221,200 compared to $15,026,000 for 1997, an increase of $195,200 or 1.3%. In 1998, the Company spent $11,376,800 to advertise its skin care products, compared to $9,977,200 in 1997, an increase of 14.0%, and $3,844,400 was spent in 1998 compared to $5,048,800 in 1997 to advertise household products, a decrease of almost 23.9%. During 1998, advertising expenses for Scott's Liquid Gold for wood increased by $1,473,600 (66.9%), whereas expenses to advertise Touch of Scent decreased by $2,678,000 (94.1%). Irrespective of year to year changes in expenditures to advertise its products, the Company recognizes that, whenever it is fiscally responsible to do so, it must continue to advertise aggressively because the markets for skin care products, furniture polish, and air fresheners are highly competitive and, accordingly, the Company's brand names need to be kept in front of current and potential consumers. Sustaining the Company's advertising program is highly dependent upon sales of its skin care products.

Selling expenses for 1998 were $8,534,000 compared to $7,581,100 for 1997, an increase of $952,900 or 12.6%. That increase was comprised of increases in costs of promotional merchandise ($262,300), couponing costs and slotting allowances ($505,500), depreciation and amortization ($191,800), sales salaries and fringe benefits ($269,000), and a net increase of $103,000 in other selling expenses, none of which, by itself, was material; all offset by a decrease in brokerage commissions and freight out ($378,700).

Administrative expenses in 1998 were $7,248,100 compared to $3,949,200 in 1997, an increase of $3,298,900 or 83.5%. That increase was comprised of an increase of $3,707,700 in legal and professional fees, which is primarily the result of the recovery in 1997 of $2,690,900 of 1996 expenses related to an environmental lawsuit, offset by "other legal and professional expenses" in 1997 of $703,000; compared to "other legal and professional expenses" in 1998 of $1,719,800. "Other legal and professional expenses" in 1997 is comprised of about $200,000 related to the Brooks case, $204,000 related to the TriStrata case (see Legal Proceedings), and $299,000 related to other matters, primarily to trademarks and trade names. "Other legal and professional expenses" in 1998 consisted of approximately $770,400 related to the Brooks case (including the $225,000 discussed under Legal Proceedings), $409,800 related to the TriStrata case, and $539,600 related to other matters, of which $190,200 pertained to trademarks and trade names and $150,300 pertained to litigation by the Company against an insurance carrier with regard to the 1996 environmental lawsuit. The 1998 increase over 1997 in legal and professional expenses ($3,707,700), offset by a decrease in salaries, wages, and fringe benefits of $355,700 and a net decrease of $53,100 in other administrative expenses, none of which, standing alone, was material, accounts for the aggregate increase in 1998 over 1997 of $3,298,900 in administrative expenses.

Interest expense for 1998 was $1,201,000 compared to $1,302,300 in 1997, a decrease of $101,300 or 7.8%. Other income increased by $166,200 during 1998 compared to 1997 due to an increase in interest rates applicable to cash reserves and an increase in the cash reserves themselves.

During both 1998 and 1997, expenditures for research and development were not material (under 2% of revenues).

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996 Consolidated net sales for 1997 were $50.0 million vs. $44.1 million for 1996, an increase of $5.9 million or about 13.3%. Average selling prices for 1997 were higher than those of 1996 by $2,134,600, average prices of household products being up by $1,200,800 (of which $929,300 pertained to Touch of Scent and $271,500 pertained to Scott's Liquid Gold), while average selling prices of skin care products increased by $933,800.

During 1997, net sales of skin care products accounted for 68.9% of consolidated net sales compared to 60.1% in 1996. Net sales of these products for those periods were $34,483,800 in 1997 compared to $26,550,300 in 1996, an increase of $7,933,500 or 29.9%. That increase resulted from higher average selling prices combined with increases in unit sales of the Company's basic skin care products, Alpha Hydrox cremes, lotions and face wash. Additionally, during 1996, sales of Alpha Hydrox products were adversely affected by customer returns of a discontinued product. The Company believes that more effective television advertising, including the airing of several new commercials, coupled with a modified advertising schedule contributed to the increase in sales of its skin care products.

Sales of household products in 1997 accounted for 31.1% of consolidated net sales vs. 39.9% in 1996. These products are comprised of "Scott's Liquid Gold" for wood, a wood cleaner which preserves as it cleans, and "Touch of Scent", a room air freshener. Sales of household products were $15,536,500 in 1997 compared to $17,593,700 in 1996, a decrease of $2,057,200, or 11.7%. Sales of
"Scott's Liquid Gold" for wood decreased from $9,850,900 in 1996 to $8,529,500 in 1997 (down by $1,321,400 or 13.4%), and sales of "Touch of Scent" decreased from $7,742,800 in 1996 to $7,007,000 in 1997 (down by $735,800 or 9.5%). The
Company believes that its expenditures to advertise Scott's Liquid Gold for wood during both 1997 and 1996 were, at best, adequate to maintain a market presence, but probably inadequate to build sales volume. As was previously reported, Touch of Scent sales have declined over an extended period of time. In an effort to increase sales of its air fresheners, the Company introduced, toward the end of 1996, a new line of "Elite" decorative fixtures to dispense new, concentrated formulae contained in its refill units. Unfortunately, the Company's experience with its new line of fixtures during 1997 was less than satisfactory. The Company had hoped that its new fixtures would be the catalyst to revitalize its line of air fresheners, but that did not occur. During 1997, as noted above, dollar sales of Touch of Scent decreased by 9.5% while, at the same time, expenditures to advertise that product line increased from $400,300 in 1996 to $2,846,500 in 1997. Case sales of Touch of Scent for 1997 compared to 1996 decreased by about 27%. For 1998, the Company concentrated its efforts on sales of Touch of Scent refill units.

On a consolidated basis, cost of goods sold was $14,132,200 in 1997 compared to $14,191,200 in 1996, a decrease of 0.4% (on a sales increase of 13.3%). As a percentage of consolidated net sales, cost of goods sold was 28.2% in 1997 vs. 32.2% in 1996, a decrease of 12.4%. The 1997 decrease in cost of goods sold, during a year which saw net sales increase by 13.3%, was principally the result of an increase in 1997 in average selling prices and a significant change in the mix of products sold in 1997 vs. 1996. Alpha Hydrox products are less costly to produce relative to their selling prices than are household products. Alpha Hydrox products accounted for 68.9% of consolidated net sales in 1997 compared to 60.1% in 1996.

Advertising expenses for 1997 were $15,026,000 compared to $13,405,600 for 1996, an increase of $1,620,400 or 12.1%. In 1997, the Company spent $9,977,200 to advertise its skin care products, compared to $10,615,600 in 1996, a decrease of 6%, but $5,048,800 was spent in 1997 compared to $2,790,000 in 1996 to advertise household products, an increase of almost 81%. During 1997, expenses to advertise Scott's Liquid Gold for wood decreased by $187,400 (7.8%), whereas expenses to advertise Touch of Scent increased by $2,446,200. See 1998 compared to 1997 for the Company's philosophy regarding advertising.

Selling expenses for 1997 were $7,581,100 compared to $7,470,900 for 1996, an increase of $110,200 or 1.5%. Administrative expenses were lower in 1997 than in 1996 by $5,712,600 ($3,949,200 vs. $9,661,800), a decrease of 59.1%. Such expenses for 1996, after a reclassification of certain expenses, include a net charge to income of $3,588,300 which represents the difference between (a) the amount for which the Company settled an environmental lawsuit regarding its alleged contribution to contamination at the Rocky Mountain Arsenal, plus (b) the Company's legal expenses related to that lawsuit, and (c) recoveries by the Company from certain of its insurers for a portion of the total settlement amount and a portion of the Company's legal expenses. Administrative expenses for 1997, on the other hand, include a credit related to the environmental lawsuit. The combination of the 1996 lawsuit settlement expenses and the related credits in 1997 amounts to $6,279,200 which is $566,600 more than the decrease in administrative expenses between 1996 and 1997. Contributing to that $566,600 increase in administrative expenses was an increase in expenses of profit sharing and bonuses of $627,500 and an increase in legal and professional expenses of $155,300, offset by a decrease in bad debt expense of $202,900 and a net decrease in other administrative expenses, none of which, by itself, was material, of $13,300.

Interest expense for 1997 was $1,302,300 compared to $1,200,200 in 1996, an increase of $102,100 or 8.5%, the result of an increase in the average amount of debt in 1997 and the capitalization of approximately $30,000 of interest expenses during the first quarter of 1996, the final quarter of the Company's construction period. (See Liquidity and Capital Resources below.) Other income increased by $156,500 during 1997 compared to 1996 due to an increase in interest rates applicable to cash reserves and an increase in the cash reserves themselves. During both 1997 and 1996, expenditures for research and development were not material (under 2% of revenues).

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

Interest on the $12 million bond issue is payable semi-annually at the rate of 10% per annum. (The July 1, 1998 and January 1, 1999 interest payments were made in a timely manner. There is no reason to believe that the interest payment due on July 1, 1999 will not be made as is required by the Bond Indenture.) A sinking fund payment of $1 million is required annually. Should the Company's bonds remain outstanding through their maturity on July 1, 2001, the Company will be required at that time to pay $6 million to redeem its bonds in addition to the $6 million then accumulated in the sinking fund. The Company voluntarily pays $183,300 each month to the Trustee to cover future interest and sinking fund payments. The Trustee holds such moneys in accounts to which the Company has no access.

Among other things, the Bond Indenture requires that the Company maintain a current ratio of at least 1.0:1 while the bonds are outstanding, and further requires that the Company maintain a ratio of consolidated funded debt (reduced by any amount held in the bond sinking fund) to consolidated net worth of not more than 1.5:1. Both of the foregoing requirements were met at December 31, 1998. The Bond Indenture also states that the Company may not declare or pay any dividend or distribution on its equity securities, purchase or otherwise acquire securities of the Company, or incur any additional consolidated funded debt if, after giving effect to the action, the ratio of consolidated funded debt (reduced by amounts held in the bond sinking fund) to consolidated net worth would exceed 1.25 to 1. That provision had also been satisfied at year end. The bonds are secured by a first deed of trust on the Company's Denver land and buildings, including structures financed by the bond issuance. Although the Company's bonds became subject to call on July 29, 1997, and, no matter that long-term interest rates are significantly lower than the rate required to be paid on the Company's bonds, the Company (a) has postponed any pursuit of capital to refund all or a large portion of its bond debt, this in anticipation of improved operating results in 1999 (which should facilitate any such refunding), and (b) in order to conserve cash for current operations, has decided not to use any of its cash reserves to redeem any outstanding bonds at this time.

During 1998, the Company's working capital decreased by $3,690,800 and its current ratio (current assets divided by current liabilities) decreased from 2.7:1 at December 31, 1997 to 2.4:1 at December 31, 1998. This decrease in working capital is attributable to (1) a net loss in 1998 of $2,774,100, (2) a reduction of long-term debt of $997,200, and (3) a dividend payment, based upon the Company's 1997 performance, of $1,009,200 (equal to $0.10 a share, paid in March 1998); all offset by (4) a decrease in other assets of $86,400, (5) depreciation in excess of capital additions of $848,700, (6) an increase in deferred income taxes of $131,900 and (7) stock option exercises of $22,700. At December 31, 1998, the ratio of consolidated funded debt to consolidated net worth was 0.39:1.

At December 31, 1998, trade accounts receivable were $1,976,500 compared to $2,610,100 at the end of 1997, a decrease of $633,600, pretty much mirroring the percent of sales decrease. Other receivables decreased by $786,000 during 1998, largely consisting of two items: (1) the collection in 1998 of a 1997 receivable which related to an environmental lawsuit, offset by (2) the recording in 1998 of refundable income taxes. Inventories were down at the end of 1998 compared to 1997 by $643,200, which was in line with the Company's sales decrease for the year. Trade accounts payable increased during 1998 by $1,133,900, largely as the result of an increase in payables for advertising at the end of 1998 vs. 1997. Accrued expenses decreased from $3,975,400 at the end of last year to $1,787,000 at December 31, 1998, a decrease of $2,188,400, essentially due to a decrease in accrued income taxes of $1,948,800 and accrued bonuses and profit sharing of $331,700, offset by other items aggregating $92,100.

The Company has no significant capital expenditures planned for 1999 and expects that its available cash and cash flows from operating activities will fund the next twelve months cash requirements.

As a result of Board action at a meeting in February, 1998, the Company purchased 25,000 shares of its common stock on the open market at a cost of $103,000. Such stock was contributed by the Company to its Employee Stock Ownership Plan ("ESOP"). Also, the ESOP utilized its share (about $107,000) of a $0.10 per share dividend (declared by the Board of Directors in February, 1998) to purchase additional shares of the Company's common stock on the open market.

Legal Proceedings

The Company's 1997 Annual Report describes a patent infringement suit which was filed in May of 1996 in the United States District Court for the District of Delaware against Neoteric Cosmetics, Inc. (and others) by TriStrata Technology, Inc. The plaintiff in the lawsuit alleges that Neoteric Cosmetics contributes to and/or induces infringement of patents owned by the plaintiff by selling and promoting Neoteric skin care products for the purpose of visibly reducing a human skin wrinkle and/or fine lines and for the purpose of treating and/or preventing cosmetic conditions and dermatologic disorders of the human skin such as wrinkles and fine lines. The plaintiff requests damages to compensate the plaintiff for any infringement, an injunction against further infringement, and treble damages because of an alleged willful and deliberate nature of the infringement. In 1995, after the issuance of one of the patents involved in the lawsuit, the Company changed its advertising and packaging to remove references to wrinkles and fine lines. The Company denies the allegations of the plaintiff, asserts the invalidity of patents, and is mounting a vigorous defense. Certain defendants in this lawsuit, including the Company, are cooperating with one another in matters of common interest to defend against this action. The Company expects that the Court in this matter will soon determine whether to adopt the defendant's interpretations or those of the plaintiff regarding the scope of the claims of the patents involved in this case. The Company cannot determine the potential outcome of this lawsuit or the ultimate impact on the Company's financial position or results of operations.

As previously reported, the Company had been a defendant in an environmental lawsuit brought by the United States Justice Department at the request of the United States Army, alleging contribution by the Company to contamination in a groundwater aquifer underlying a portion of the Rocky Mountain Arsenal. In October of 1996, the Company and the United States, on behalf of the Department of the Army, negotiated a settlement of this dispute. With respect to this lawsuit, the Company has also settled with all but one of its insurers, and as a result of insurance settlements in 1996 and 1997, most of the costs incurred to resolve environmental claims relating to the Rocky Mountain Arsenal litigation have now been recovered.

Until January, 1999, the Company, Neoteric Cosmetics, Inc., and the Company's Chairman, Jerome J. Goldstein, were defendants in a lawsuit in the federal District Court for the District of Colorado brought by Leslee Brooks (a daughter of Mr. Jerome J. Goldstein), her husband, Dr. Norman Brooks (a California dermatologist), and a related corporation. The lawsuit involved a claim for compensation by the Brooks relating to Alpha Hydrox products. On July 24, 1998, a jury unanimously found in favor of the Company, its subsidiary, and Jerome J. Goldstein. The jury found that there was no liability as to each claim of the plaintiffs. Subsequently, the plaintiffs in the Brooks case filed an appeal of the judgment to the United States Tenth Circuit Court of Appeals. On January 21, 1999, the Company entered into a settlement agreement with the plaintiffs in the Brooks case. The settlement results in a dismissal of the appeal of that case and a release regarding the Company and the other defendants in the case. The Company continues to believe that the claims of the plaintiffs in the Brooks case were groundless. The settlement allowed the Company to avoid the cost, time, and any uncertainty involved in an appeal of the case. Under the terms of the settlement, the defendants, including the Company, paid $225,000 to the plaintiffs who had sought a jury award of $21 million in the trial court. The $225,000 was paid in January, 1999, but was charged to 1998 operations. In settlement of its claim against the insurer under the Company's directors and officers liability insurance policy, the Company is to receive in the first quarter of 1999 a substantial part of the legal expenses and settlement paid by the Company with respect to the Brooks case.

Market Risks

Market Risk represents the risk of loss due to adverse changes in financial and commodity market prices and rates. The Company is not materially exposed to market risks regarding interest rates because the Company's outstanding bonds have a fixed interest rate. Further, the Company does not use foreign currencies in its business. Currently, it receives payments for sales to parties in foreign countries through letters of credit in U. S. dollars. Additionally, the Company does not use derivative instruments or engage in hedging activities. As a result, the Company does not believe that near-term changes in market risks will have a material effect on results of operation, financial position or cash flows of the Company.

Year 2000 ("Y2K") Issues

The Company has initiated a corporate-wide program to address Year 2000 (also referred to as "Y2K") issues.

With respect to its central computer, changes to the Company's programs over the last several years have fully prepared the Company and its subsidiaries to process data in the forthcoming millennium. With regard to PC's (personal computers) used throughout the Company for various purposes, the Company's central computer is armed with emulation software so that a PC used to enter any information into that computer is treated as if it were a "dumb" terminal. Accordingly, whether or not the PC is Y2K compliant is moot.

The Company presently utilizes software for its UPS/RPS systems which needs to be made Y2K compliant by October of 1999. This software, which enables UPS/RPS shipments to interface with the Company's central computer (as other shipments do through the use of scan guns), is vital to the production of manifests, labels, and the assignment of tracking numbers. In that compliance will basically involve the installation of purchased software, the Company anticipates no problems in meeting the compliance deadline. With regard to operating systems of non-computer related equipment, the Company believes that no such system which may not be Y2K compliant will have a material effect on the Company's operations.

Accordingly, any Y2K issues which may affect the Company will be caused either
(1) by a lack of preparedness on the part of companies with whom the Company does business, including customers, or (2) by some unforeseen circumstance which prevents the Company from completing, prior to January 1, 2000, its part of Electronic Data Interchange ("EDI") re-documentation as is necessary to maintain existing connections with customers and to establish future EDI connections with other customers. Approximately 80% of dollar sales volume derives from orders sent to the Company via EDI. The Company considers this scenario set forth in
(2) above to be unlikely in that the Company already has on hand the additional manpower capable of performing the necessary documentation functions. The Company expects the cooperation of its customers in completing all required re-documentation.

With respect to non-compliance referred to in (1) above, the Company has developed software to convert a non-compliant EDI version submitted by a customer on or after January 1, 2000 by re-mapping it to comply with the new
(4010) version, and, thereafter, supplying whatever special documentation may be required by the Company's customer.

It is possible that a customer's accounts payable records may become disordered, date-wise, if the customer has not readied itself for the year 2000. This could result in late payments to the Company and, although not expected, affect cash flow.

In addition to EDI customers, the Company has contacted third parties with whom it does business to request assurances that they are or will be prepared for Y2K. Such third parties include about 200 vendors (all of whom have been contacted) from whom the Company purchases raw materials, supplies, equipment, and repair parts. To date, approximately half of these vendors have responded the great preponderance in the affirmative. It is not known whether all vendors contacted by the Company will respond, or, if they do, whether they will offer assurances of being prepared for Y2K. The Company does not consider vendor invoicing a problem for the Company even if such invoicing does not recognize the year 2000. However, the Company is concerned that non-compliance with Y2K by the Company's suppliers and by their suppliers may result in late or non-deliveries to the Company which, in turn, would result in late or non-deliveries to the Company's customers. Because the supply chain may be long, the Company cannot be certain that Y2K will pose no problem for the Company.

The Company has also contacted its service suppliers -- banks, Transfer Agent, insurance brokers and carriers, 401k advisors, administrator, and stock brokers, etc., as well as public utilities, communications suppliers, etc. -- with regard to their readiness in respect of the forthcoming millennium. The Company has not completed its survey in this area, but is confident that the year 2000 will pose no special problems for these service providers.

Excluding an upgrade of the Company's central computer which would have taken place as a matter of routine, the Company's incremental costs for handling Y2K issues were approximately $100,000 in 1998 and will probably exceed that amount in 1999, especially if the services of other EDP personnel are required to address such issues in 1999.

Because of the state of the Company's readiness for Year 2000 and the current status of dealing with third parties, the Company has not developed contingency plans for Year 2000 issues. The Company is generally aware of alternative suppliers if Year 2000 issues affect the ability of a supplier to make timely deliveries.

Forward Looking Statements

This report may contain "forward-looking statements" within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the private Securities Litigation Reform Act of 1995. Forward-looking statements and the Company's performance inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products in the marketplace; the degree of success of any new product or product line introduction by the Company; competitive factors; the need for effective advertising of the Company's products; limited resources available for such advertising, new competitive products and/or technological changes; dependence upon third party vendors and upon sales to major customers; changes in the regulation of the Company's products, including applicable environmental regulations; Year 2000 issues, adverse developments in pending litigation; the loss of any exective officer; and other matters discussed in the Company's periodic filings with the Securities and Exchange Commission.

Consolidated Statements of Operations
                                               Year ended December 31,
                                     1998                  1997               1996
Revenues:
Net sales                     $40,632,000           $50,020,300        $44,144,000
Other income                      621,700               455,500            299,000
                               41,253,700            50,475,800         44,443,000
Costs and expenses:
Cost of sales                  13,581,900            14,132,200         14,191,200
Advertising                    15,221,200            15,026,000         13,405,600
Selling                         8,534,000             7,581,100          7,470,900
General and administrative      7,248,100             3,949,200          9,661,800
Interest                        1,201,000             1,302,300          1,200,200
                               45,786,200            41,990,800         45,929,700
Income (loss) from
 continuing operations
 before income taxes           (4,532,500)            8,485,000         (1,486,700)
Income tax expense
 (benefit) (Note 7)            (1,758,400)            3,154,400           (553,000)
Income (loss) from
 continuing operations         (2,774,100)            5,330,600           (933,700)
Discontinued operations
 (Note 5):
Loss from operations,
 net of income taxes                    -                     -             (8,300)
Gain on disposal, net
 of income taxes                        -               750,900             31,100
Net income (loss)             $(2,774,100)          $ 6,081,500        $  (910,900)
Earnings (loss)
 per common share (Note 8):
Continuing operations         $     (0.27)          $      0.53        $     (0.09)
Discontinued operations                 -                  0.07                  -
Net income (loss)
 per common share             $     (0.27)          $      0.60        $     (0.09)
Diluted earnings (loss)
 per common share (Note 8):
Continuing operations         $     (0.27)          $      0.52        $     (0.09)
Discontinued operations                 -                  0.07                  -
Net income (loss) per
 common share                 $     (0.27)          $      0.59        $     (0.09)
Weighted average number of
common shares outstanding      10,103,100            10,069,500         10,030,900
Diluted weighted average
 number of common shares
 outstanding                   10,103,100            10,200,900         10,030,900

See Notes to Consolidated Financial Statements.


Consolidated Balance Sheets

                                                  December 31,

ASSETS                                    1998                   1997

Current assets:

Cash and cash equivalents          $ 5,421,400            $ 8,201,900
Trade receivables, less
 allowances of $679,200
 and $635,700 for
 doubtful accounts                   1,976,500              2,610,100
Other receivables                    1,818,900              2,604,900
Inventories (Note 2)                 3,189,700              3,832,900
Prepaid expenses                       383,700                537,500
Deferred tax assets (Note 7)           752,000                540,400
Total current assets                13,542,200             18,327,700
Property, plant and
 equipment, net (Note 3)            18,224,300             19,073,000
Other assets                           105,100                191,500
                                   $31,871,600            $37,592,200



LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

Accounts payable                   $ 2,815,000            $ 1,681,100
Accrued payroll and benefits           744,400                999,400
Other accrued expenses               1,042,600              2,976,000
Current maturities of
 long-term debt (Note 6)             1,000,000              1,040,200
Total current liabilities            5,602,000              6,696,700
Long-term debt (Notes 4 & 6)         6,980,600              7,977,800
Deferred income taxes (Note 7)       1,175,000              1,043,100
                                    13,757,600             15,717,600

Commitments and contingencies (Note 11)

Shareholders' equity (Note 8):

Common stock $.10 par value,
 authorized 50,000,000 shares:
 issued and outstanding
 10,103,100 and 10,089,400
 shares                              1,010,300              1,008,900
Capital in excess of par             4,829,500              4,808,200
Retained earnings                   12,274,200             16,057,500
Shareholders' equity                18,114,000             21,874,600
                                   $31,871,600            $37,592,200

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

                                                Year ended December 31,

                                   1998                  1997                     1996
Cash flows from operating
activities:
Net income (loss)           $ (2,774,100)         $  6,081,500              $  (910,900)

Adjustments to reconcile
 net income (loss) to net cash
 provided (used) by
 operating activities:

Depreciation and
 amortization                  1,316,800             1,084,800                1,106,900

Provision for doubtful
 accounts receivable              43,500                68,000                  270,900

Compensation expense of
 employee stock plans                  -                81,300                        -

Gain on sale of
 discontinued operations               -            (1,115,800)                 (47,100)

Change in assets and liabilities:

Accounts and other
 receivables                   1,376,100            (1,239,100)              (1,321,700)

Inventory                        643,200               296,300                1,301,300

Prepaid expenses                 (38,500)             (271,800)                 157,500

Other assets                           -                     -                  371,000

Deferred income taxes            (79,700)            1,027,000                 (750,700)

Accounts payable and
 accrued expenses             (1,054,500)             (805,900)                (242,200)

Total adjustments
 to net income (loss)          2,206,900              (875,200)                 845,900

Net Cash Provided (Used)
 by Operating Activities        (567,200)            5,206,300                  (65,000)

Cash flows from investing activities:

Purchases of property,
 plant and equipment            (189,400)             (209,600)              (1,057,100)

Proceeds from sale of
 discontinued operations               -             2,100,000                  600,000

Net change in assets of
 discontinued operations               -              (609,400)                (432,900)

Net Cash Provided (Used)
 by Investing Activities        (189,400)            1,281,000                 (890,000)

Cash flows from financing activities:

Proceeds from exercise
 of stock options                 22,700                13,700                        -

Proceeds from
 short-term borrowings                 -               135,300                  150,700

Principal payments on
 short-term borrowings                 -              (135,300)                (150,700)

Proceeds from
 long-term borrowings                  -                     -                2,007,400

Principal payments on
 long-term borrowings            (40,200)           (2,039,600)                 (39,000)

Increase in
 bond sinking fund              (997,200)           (1,008,700)                (984,400)

Dividends paid                (1,009,200)                    -                        -

Net Cash Provided (Used)
 by Financing Activities      (2,023,900)           (3,034,600)                 984,000

Net Decrease in Cash
 and Cash Equivalents         (2,780,500)            3,452,700                   29,000

Cash and Cash Equivalents,
 beginning of year             8,201,900             4,749,200                4,720,200

Cash and Cash Equivalents,
 end of year                $  5,421,400          $  8,201,900              $ 4,749,200

Supplemental disclosures:

Cash paid during the year for:

Interest (net of $30,300
 capitalized in 1996)       $  1,194,400          $  1,333,700              $ 1,219,900

Interest paid by
 discontinued operations    $          -          $          -              $     43,800

Income taxes                $  1,928,500          $    859,800              $    716,100

Noncash investing and financing activities:

Note receivable on sale of
 discontinued operations    $          -          $          -              $    200,000

Note receivable on sale
 of equipment               $          -          $          -              $     50,000

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity


Years ended                     Common Stock                    Capital
December 31, 1998,                                             in Excess         Retained
1997 and 1996               Shares          Amount               of Par          Earnings

Balance January 1, 1996    10,030,900    $1,003,100            $4,719,000       $10,886,900
Net loss                            -             -                     -          (910,900)

Balance December 31, 1996  10,030,900     1,003,100             4,719,000         9,976,000
Net income                          -             -                     -         6,081,500
Stock issued to Employee
Stock Ownership Plan           50,000         5,000                76,300                 -
Other stock issuances           8,500           800                12,900                 -

Balance December 31, 1997  10,089,400     1,008,900             4,808,200        16,057,500
Net loss                            -             -                     -        (2,774,100)
Dividend                            -             -                     -        (1,009,200)
Other stock issuances          13,700         1,400                21,300                 -
Balance December 31, 1998  10,103,100    $1,010,300            $4,829,500       $12,274,200

See Notes to Consolidated Financial Statements


                                 Corporate Data

                           Plant and Executive Offices
      Scott's Liquid Gold-Inc., 4880 Havana Street, Denver, Colorado 80239
                               Phone 303-373-4860

                              Stock Transfer Agent
 Norwest Bank Minnesota N.A., 161 N. Concord Exchange, South St. Paul, Minnesota
                                   55075-0738

                                  Shareholders
 As of January, 1999 the Company had approximately 1400 shareholders of record.


                               Market Information

The high and low prices of Scott's Liquid Gold-Inc. common stock as traded on the New York Stock Exchange were as follows:

                               1998                               1997

                        Three Months Ended                   Three Months Ended
                       High            Low                   High          Low

March 31             4-5/16          2-3/4   March 31       2-7/8        1-3/8
June 30              3-1/8           2       June 30        2-7/8        1-1/2
September 30         2-11/16         1-13/16 September 30   4-1/16       2
December 31          2-1/16          1-1/4   December 31    4-11/16      3-1/8

NYSE Symbol: SGD

The Company paid a dividend in three of the last five years. No decision has been made as to future dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" for information concerning restrictions on dividends.

Current stock quotes, SEC filings, quarterly earnings and press releases can be found at:

http://www.businesswire.com/cnn/sgd.htm
Product web sites: http://www.scottsliquidgold.com http://www.alphahydrox.com http://www.touch-of-scent.com