Form 10-K, Exhibit 13
period 1999-12-31
SCOTTS LIQUID GOLD INC
filed 2000-03-30
CIK 88000

EXHIBIT NO. 13

SCOTT'S LIQUID GOLD-INC.
ANNUAL REPORT 1999

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

The Company's household products consist of Scott's Liquid Gold for wood, a wood preservative and cleaner sold nationally for nearly 30 years, and Touch of Scent, an aerosol room air freshener distributed nationally since 1982. In early 1992, the Company entered into the skin care business through a subsidiary, Neoteric Cosmetics, Inc. The Company's skin care products are sold primarily under the name Alpha Hydrox. At the end of 1999, more than twenty skin care products were being marketed by the Company. The Company plans to introduce additional products to the market during 2000.

For information on the Company's operating segments, please see Note 9, Segment Information, to the Consolidated Financial Statements of the Company.

Strategy

The Company's policy is to manufacture and market high quality consumer products which are distinct within each category in which the Company competes. Scott's Liquid Gold for wood distinguishes itself from competing products as a wood cleaner and preservative, not simply a polish. Touch of Scent is different from most competing aerosol air fresheners in that it need not be shaken before each use, and, because it is activated by an attractive dispenser which may be mounted on any hard, smooth surface, it is more convenient to use than competing aerosol brands. With respect to the Company's line of skin care products, Alpha Hydrox was the first alpha hydroxy acid skin care product sold to retailers for resale to the public at affordable prices. Not all of the Company's skin care products contain alpha hydroxy acids. In 1998, the Company added a retinol product to its skin care line. The

Company's goal is to operate profitably each year, which it has done every year during this decade, except for the most recent two years. (Although the Company experienced a net loss in 1996, it nonetheless produced an operating profit for that year. But for the settlement of an environmental lawsuit with the U.S. Army during 1996, the Company would have produced a net profit for that year.) It has been the Company's aim to grow sales each year, particularly in the area of its skin care products. Through 1997, the company achieved that goal in reasonable fashion. However, 1998 and 1999 witnessed significant declines in the Company's sale of skin care products and, to a lesser extent, one of the Company's major lines of household products.

The growth in sales of Alpha Hydrox over the past several years caused the Company to make substantial investments in property, plant and equipment to handle that growth and the future growth of the Company's skin care products. The decline in sales of those products in 1998 and 1999 without commensurate decreases in the Company's cost of doing business, particularly in the area of fixed costs, dictate that the sales decline be reversed as quickly as possible. To achieve that goal, the Company intends to maintain an aggressive advertising posture, to develop additional skin care products where a perceived consumer need exists, and to remain focused on domestic sales while not ignoring opportunities for expansion into other countries. Conforming to these intentions, the Company has added an effective fade creme to eliminate brown spots, has introduced a skin care product to help diabetics cope with cuts and bruises, and is examining other products which the Company believes may fit well with the Company's know how and financial capabilities.

Products

Scott's Liquid Gold for wood, a wood cleaner and preservative, has been the Company's core product since the Company's inception. It has been popular throughout the U.S. for over twenty-nine years. In 1982, the Company added Touch of Scent, a room air freshener, to its line of household products. Household products accounted for 37% of the Company's consolidated net sales in 1999, and 36.7% in 1998. Scott's Liquid Gold for wood, when applied to wood surfaces such as furniture, paneling, and kitchen cabinets, and to outside stained doors and decking, penetrates microscopic pores in the surface and lubricates beneath, restoring moisture and, at the same time, minimizes the appearance of scratches, darkening the wood slightly. Scott's Liquid Gold preserves wood's natural complexion and beauty without wax.

Touch of Scent is intended to be used in conjunction with a decorative dispenser which can be mounted on any hard surface and into which the consumer inserts an aerosol refill unit. At a touch, the dispenser propels any of several fragrances from a refill unit into the air, masking unpleasant odors and refreshing the air with a pleasant scent. The Company manufactures both the dispenser and the refill unit. Unlike some competitive aerosol air fresheners, Touch of Scent is extremely dry and, therefore, leaves practically no residue after use. Touch of Scent sales have not been strong in recent years. In this regard, see Management's Discussion and Analysis.

In early 1992, the Company began to market two skin care products under the trade name of Alpha Hydrox. At the end of 1999, the Company's skin care line consisted of over 20 products, with additional products on the way for introduction in 2000. The Company's Alpha Hydrox products are sold through a wholly-owned subsidiary, Neoteric Cosmetics, Inc.; except for the retinol product, they are manufactured by Neoteric Cosmetics. Many of the Alpha Hydrox products contain alpha hydroxyethanoic acids in low but effective concentrations. Properly blended with a carrier, alpha hydroxyethanoic acids gently slough off dead skin cells to promote a healthier, more youthful appearance. Some of the Company's skin care products, such as its moisturizers, do not contain an alpha hydroxy acid. The retinol product contains a patented Microsponge" technology that softens fine lines and wrinkles. Alpha Hydrox products accounted for 63% of the Company's consolidated net sales in 1999, and 63.3% in 1998.

The Company also manufactures injection molded components, currently consisting of plastic caps for Touch of Scent and Scott's Liquid Gold, and dispensers for Touch of Scent.

Marketing and Distribution

All of the Company's products are sold nationally, directly and through independent brokers, to mass marketers, drugstores, supermarkets, and other retail outlets; and to wholesale distributors. In 1999, Wal-Mart Stores, Inc. of Bentonville, Arkansas, accounted for approximately 25% of the Company's sales of household products. With regard to the Company's skin care products, Wal-Mart accounted for approximately 25% of 1999 sales.

The loss of this customer would have a material effect on the Company if the consumer base served by it did not purchase the Company's products at other retail outlets. No long-term contracts exist between the Company and Wal-Mart Stores, Inc. or any other customer. The Company permits returns of its products by its customers, a common industry practice. The Company's household products and Alpha Hydrox are or have been advertised nationally on network television and, at times, on cable television and in print media. In the past, the Company has also used radio advertising in selected areas and may do so in the future. The Company maintains an aggressive posture in promoting and advertising its products, and, in particular, its skin care products. During 2000, but subject to change, the Company plans a moderate decrease in advertising expenditures from 1999 levels. The Company periodically reviews its advertising plans and may revise planned advertising expenditures based upon actual sales results and competitive conditions.

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

Manufacturing

The Company owns and operates its manufacturing facilities and equipment. With the exception of the Company's retinol product, the Company manufactures all of its products, maintaining a high quality standard and sufficient inventories to ship most orders as they are received. Quality control is enforced at all stages of production, as well as upon the receipt of raw materials from suppliers. Raw materials are purchased from a number of suppliers and, at the present time, are readily available. Currently, the Company's sole supplier of glycolic acid, which is the most common type of alpha hydroxy acid used by the Company in its Alpha Hydrox products, is E.I. DuPont de Nemours. So far as the Company knows, this supplier is one of only two U.S. manufacturers of the grade of glycolic acid approved for use by the Company. No contract exists between the Company and its supplier of glycolic acid. Relations with that supplier and other suppliers are satisfactory. Most of the Company's manufacturing operations, including most packaging, are highly automated, and, as a result, the Company's manufacturing operations are not labor intensive, nor, for the most part, do they involve extensive training. An addition to the Company's plant facilities, completed in early 1996, greatly increased the Company's capacity to produce skin care products. The Company currently operates on a one-shift basis. The Company's manufacturing facilities are capable of producing substantially more quantities of the Company's products without any expansion, and, for that reason, the Company believes that its physical plant facilities are adequate for the foreseeable future.

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

The skin care category is also highly competitive. Several competitors are significantly larger than Scott's Liquid Gold-Inc., and each of these competitors produces several products. Some of these companies also produce retinol and alpha hydroxy acid products with which Alpha Hydrox must compete. Because of the number of varied products produced by competitors, the Company cannot make an accurate representation as to the market share of its skin care products. Irrespective of the foregoing, it can be stated that the Company has established a strong national base of distribution for Alpha Hydrox, and, based upon data supplied by an independent rating service, the Company believes that its products rank among leading brand-name alpha hydroxy acid skin care products.

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

Employees

The Company employs 133 persons, 72 in plant and production related functions and 61 in administrative, sales and advertising functions. No contracts exist between the Company and any union. The Company monitors wage and salary rates in the Rocky Mountain area and pursues a policy of providing competitive compensation to its employees. The compensation of the Company's executive officers is under the purview of the Compensation Committee of the Company's Board of Directors. Fringe benefits for Company employees include an excellent medical and dental plan, life insurance, a 401K Plan with matching contributions for lower paid employees (those earning $30,000 or less per annum), an ESOP plan, and a Profit Sharing Plan. The Company considers its employee relations to be satisfactory.

Patents and Trademarks

At present, the Company currently owns no patents covering its products, although the Company is seeking patent protection on at least one product. However, the Company actively uses its registered trademarks for Scott's Liquid Gold, Liquid Gold, Touch of Scent, and Neoteric in the United States and has registered trademarks in a number of additional countries. The Company's registered trademarks and pending trademark applications concern names and logos relating to its products as well as the design of boxes for certain of its products. The Company has applied for federal registration of the trademark "Alpha Hydrox". The issuance of this trademark was challenged on the basis that it is a description of the type of acid used as an ingredient. This challenge was denied by the United States Patent and Trademark Office in 1999. No appeal has been filed. The Company believes that the issuance of this trademark is forthcoming in the near future. Whether or not the federal registration of "Alpha Hydrox" is granted to the Company, the Company claims under common law the exclusive right to use "Alpha Hydrox" as a trademark and to the right to prevent the use by others of confusingly similar marks. The outcome of any such claim, if contested in court, will depend on the facts and circumstances then existing with respect to the use of the mark in a particular geographical area. To date, there have been no court contests, but the Company has been successful in convincing several manufacturers to refrain from the use of marks or trade dress similar to Alpha Hydrox.

Properties

The Company's facilities, located in Denver, Colorado, are currently comprised of three connecting, modern buildings and a parking garage (approximately 261,100 square feet in total) and about 16.2 acres of land, of which approximately 6 acres are available for future expansion. These buildings range in age from 5 to 30 years (126,600 square feet having been added in 1995 and 1996). The Denver facility houses the Company's corporate headquarters and all of its operations, and serves as one of several distribution points. The Company believes that its current space will provide capacity for growth for the foreseeable future. All of the Company's land and buildings in Denver serve as collateral under a deed of trust for a $12.0 million bond issue consummated by the Company on July 29, 1994. An appraisal as of December, 1999, of the Company's land and buildings established a market value for the Company's realty of $13,700,000.

SELECTED FINANCIAL DATA
Scott's Liquid Gold-Inc. & Subsidiaries

(In Thousands of Dollars)                               1999        1998        1997        1996       1995

Net sales:
  Scott's Liquid Gold household products             $12,915     $14,932     $15,536     $17,594    $19,050
  Neoteric Cosmetics                                  21,961      25,700      34,484      26,550     31,623
                                                      ------      ------      ------      ------     ------
                                                     $34,876     $40,632     $50,020     $44,144    $50,673
                                                      ======      ======      ======      ======     ======
Income (loss)  from continuing operations
     before income taxes                               $(761)    $(4,532)     $8,485     $(1,487)    $4,495
Income tax expense (benefit)                            (256)     (1,758)      3,154        (553)     1,711
                                                      ------      ------      ------      ------     ------
Income (loss) from continuing operations                (505)     (2,774)      5,331        (934)     2,784
Discontinued operations, net of taxes                      0           0         751          23         39
                                                      ------      ------      ------      ------     ------
Net income (loss)                                      $(505)    $(2,774)     $6,082       $(911)    $2,823
                                                      ======      ======      ======      ======     ======

Earnings (Loss) Per Share
  Income (loss) from continuing operations            $(0.05)     $(0.27)      $0.53      $(0.09)     $0.28
  Discontinued operations                               0.00        0.00        0.07        0.00       0.00
                                                      ------      ------      ------      ------     ------
Earnings (loss) per share                             $(0.05)     $(0.27)      $0.60      $(0.09)     $0.28
                                                      ======       =====      ======      ======     ======
Diluted Earnings (loss) Per Share
  Income (loss) from continuing operations            $(0.05)     $(0.27)      $0.52      $(0.09)     $0.27
  Discontinued operations                               0.00        0.00        0.07        0.00       0.01
                                                      ------      ------      ------      ------     ------
Diluted earnings (loss) per share                     $(0.05)     $(0.27)      $0.59      $(0.09)     $0.28
                                                      ======      ======      ======      ======     ======

Dividends declared per common share                   $    0       $0.10       $   0      $    0      $0.10
                                                      ======      ======      ======      ======     ======
Assets                                               $28,975     $31,995     $37,592     $34,464    $35,126
                                                      ======      ======      ======      ======     ======
Working capital*                                      $6,980      $7,940     $11,631      $6,197     $6,331
                                                      ======      ======      ======      ======     ======
Capital additions                                       $294        $189        $210      $1,057    $10,537
                                                      ======      ======      ======      ======     ======
Depreciation                                            $974      $1,039        $998      $1,015       $820
                                                      ======      ======      ======      ======
Long-term debt *                                      $5,866      $6,981      $7,978     $10,777    $10,047
                                                      ======      ======      ======      ======     ======

* See Management Discussion & Analysis of Financial Condition and Results of Operations.

Selected Quarterly Financial Data
                                                                                    1999
                                                       First      Second       Third      Fourth       Year
Net sales                                            $10,089      $8,004      $8,640      $8,143    $34,876
Gross profit                                          $6,688      $5,099      $5,622      $5,546    $22,955
Income (loss) before income taxes                    $(1,319)    $(1,844)       $343      $2,059      $(761)
Net income (loss)                                      $(831)    $(1,369)       $226      $1,469      $(505)
Earnings (loss) per share                             $(0.08)     $(0.14)      $0.02       $0.15     $(0.05)
Diluted earnings (loss) per share                     $(0.08)     $(0.14)      $0.02       $0.15     $(0.05)

                                                                                    1998
                                                       First      Second       Third      Fourth       Year
Net sales                                            $12,557     $10,019      $9,240      $8,816    $40,632
Gross profit                                          $8,697      $6,745      $5,948      $5,660    $27,050
Loss before income taxes                             $(1,606)    $(2,148)      $(544)      $(234)   $(4,532)
Net loss                                             $(1,011)    $(1,354)      $(343)       $(66)   $(2,774)
Loss per share                                        $(0.10)     $(0.13)     $(0.03)     $(0.01)    $(0.27)
Diluted loss per share                                $(0.10)     $(0.13)     $(0.03)     $(0.01)    $(0.27)

Management Discussion & Analysis
Of Financial Condition and Results of Operations


                                           Year Ended December 31,

                                         1999       1998      1997
Net sales
    Scott's Liquid Gold
     household products                 37.0%      36.7%     31.1%
    Neoteric Cosmetics                  63.0%      63.3%     68.9%
                                       -----      -----     -----
Total net sales                        100.0%     100.0%    100.0%
Cost of sales                           34.2%      33.4%     28.2%
                                       -----      -----     -----
Gross profit                            65.8%      66.6%     71.8%
Other revenue                            1.8%       1.5%      0.9%
                                       -----      -----     -----
                                        67.6%      68.1%     72.7%
                                       -----      -----     -----
Operating expenses                      66.3%      76.3%     53.1%
Interest                                 3.5%       3.0%      2.6%
                                       -----      -----     -----
                                        69.8%      79.3%     55.7%
                                       =====      =====     =====
Income (loss) from continuing
operations before income taxes          (2.2%)    (11.2%)    17.0%

General

The Company manufactures and markets both household and skin care products. In September of 1996, it discontinued the manufacture and sale of cigarette filters by one of its wholly owned subsidiaries. The Company's products are sold throughout the United States and Canada and insignificantly in other countries. The majority of skin care products are sold under the name Alpha Hydrox and Neoteric Diabetic skin care. Sales of such products were about $34.5 million in 1997, $25.7 million in 1998, and $22.0 million in 1999. In 1997, the Company's net income was materially affected by a pre-tax credit to income of about $3.8 million, because of a settlement in 1996 of an environmental lawsuit, which in that earlier year had resulted in a pre-tax charge to income of approximately $3.6 million, and because of the profitable sale of real estate in Florida previously used in a discontinued operation. The net after-tax operating income, before accounting for those unusual events, was approximately $3.6 million, equal to $.36 per share, for 1997.

Year Ended December 31, 1999
Compared to Year Ended December 31, 1998

Consolidated net sales for 1999 were $34.9 million vs. $40.6 million for 1998, a decrease of $5.7 million or about 14.2%. Average selling prices for 1999 were greater than those of 1998 by $1,290,800, prices of household products being up by $769,700 ($294,100 for Scott's Liquid Gold for wood and $475,600 for Touch of Scent), while average selling prices of cosmetics products increased by $521,100.

During 1999, net sales of cosmetics products accounted for 63.0% of consolidated net sales compared to 63.3% in 1998. Net sales of those products were $25,700,000 in 1998 compared to $21,960,700 in 1999, a decrease of $3,739,300 or
14.6%. That decrease was comprised of a drop in unit sales of most of the Company's earlier established skin care products, offset by an increase in their average selling prices and by sales of more recently introduced products. The Company believes that its skin care sales were adversely affected by the maturation of the alpha hydroxy acid category of skin care products, by the Company's emphasis on retinol products in allocating its advertising dollars during 1999, and by intense competition from producers of similar or alternative products, many of whom are considerably larger than Neoteric Cosmetics, Inc., the Company's skin care subsidiary. Although some brands of alpha hydroxy acid skin care products experienced an increase in sales during 1999, available information indicates that sales of all brands of such products were down by about 4% during that year, compared to the next preceding year.

During the second half of 1998, Neoteric Cosmetics, Inc. introduced two new lines of skin care products, Belleza Latina, specifically designed for the Hispanic market, and Alpha Hydrox Night ResQ, a retinol-based product; and, early in 1999, introduced Neoteric Diabetic Skin Care, a healing cream and a therapeutic moisturizer developed to address skin conditions of diabetics which is caused by poor blood circulation. Alpha Hydrox Retinol Night ResQ contains a microsponge-entrapped retinol product (produced by another company) which softens fine lines and wrinkles. Recently, we announced the development of Alpha Hydrox Fade Cream, which was designed to lighten age spots and skin discoloration caused by sun exposure and other factors, and Alpha Hydrox Oxygenated Moisturizer, which is our second skin care product based on a patented oxygenated oil technology. Sales of these products and of the diabetic products have met expectations, but sales of the Belleza Latina line have been disappointing.

Sales of household products in 1999 accounted for 37.0% of consolidated net sales compared to 36.7% in 1998. These products are comprised of "Scott's Liquid Gold" for wood, a wood cleaner which preserves as it cleans, and "Touch of Scent," a room air freshener. Sales of household products were $14,932,000 in 1998 compared to $12,914,800 in 1999, a decrease of $2,017,200, or 13.5%. Sales of Scott's Liquid Gold for wood decreased from $9,927,300 in 1998 to $8,974,400 in 1999 (down by $952,900 or 9.6%) and sales of Touch of Scent decreased from $5,004,700 in 1998 to $3,940,400 in 1999 (down by $1,064,300 or 21.3%). The
Company believes that a substantial decrease in expenditures to advertise Scott's Liquid Gold for wood during 1999 compared to 1998 and a continued erosion of its Touch of Scent sales volume were largely responsible for the decrease in sales of household products. Touch of Scent sales declined once again in 1999, adding to the downward trend of the last several years. While the Company is actively seeking products to replace or augment Touch of Scent, particularly products which would utilize the same manufacturing facilities, it believes that a centralization of purchasing activities by certain customers may help to improve Touch of Scent sales in 2000.

On a consolidated basis, cost of goods sold in 1999 was $11,921,300 compared to $13,581,900 in 1998, a decrease of $1,660,600 or 12.2 % (on a sales decrease of about 14.2%). As a percentage of consolidated net sales, cost of goods sold was 34.2% in 1999 vs. 33.4% in 1998, an increase of about 2%. That increase in the cost of goods sold percentage is the result of an increase in average selling prices in 1999 offset by lower production during 1999 vs. 1998, cost of goods sold being affected by a lower absorption of on- going (fixed) manufacturing costs resulting from a lower level of products manufactured by the Company.

Advertising expenses for 1999 were $10,808,300 compared to $15,221,200 for 1998, a decrease of $4,412,900 or 29% (mostly for television). In 1999, the Company spent $10,018,900 to advertise its cosmetics products, compared to $11,376,800 in 1998, a decrease of 12.0%, and $789,400 in 1999 compared to $3,844,400 in
1998 to advertise household products, a decrease of almost 79.5%. Advertising expenses for Scott's Liquid Gold for wood decreased from $3,675,900 in 1998 to $464,200 in 1999, whereas expenses to advertise Touch of Scent increased from $168,500 in 1998 to $325,200 in 1999. Irrespective of year to year changes in expenditures to advertise its products, the Company recognizes that, whenever it is fiscally responsible to do so, it must continue to advertise aggressively because the markets for skin care products, furniture polish, and air fresheners are highly competitive and, accordingly, the Company's brand names need to be kept in front of current and potential consumers. Sustaining the Company's advertising program ishighly dependent upon sales of its skin care products.

Selling expenses for 1999 were $7,073,700 compared to $8,534,000 for 1998, a decrease of $1,460,300 or 17.1%. That decrease was comprised of a decrease in brokerage commissions and freight out (which vary with sales volume) of $491,800, a reduction in travel expenses of $140,300, decreases in costs of promotional merchandise of $225,300, a drop in couponing costs and slotting allowances of $293,500, a reduction in sales salaries and fringe benefits of $220,900, a decrease of $96,500 in telephone expenses, and a net decrease in other expenses of $106,700, none of which, by itself, was significant, all offset by an increase in depreciation and amortization of $114,700.

Administrative expenses in 1999 were $5,254,900 compared to $7,248,100 in 1998, a decrease of $1,993,200 or 27.5%. That decrease was attributable to a decrease of $1,617,100 in legal and professional fees, of which $550,000 derived from an insurance recovery of expenses incurred in 1998, and to the culmination of a lawsuit in 1998 for which $770,400 was charged against income in that year (see "Year Ended December 31, 1998 Compared to Year Ended December 31 1997"), and to decreases in depreciation expense of $116,800, in salaries, wages, and fringe benefits of $198,900, and in other administrative expenses, none of which, standing alone, was significant, of $60,400. The Company anticipates that legal expenses for the year 2000 will be greater than those of 1999 due to on-going patent litigation.

Interest expense and other income for 1999 were essentially the same as they were for 1998. During both 1999 and 1998, expenditures for research and development were not material (under 2% of revenues).

The Company had profitable third and fourth quarters in 1999. The Company may experience a loss in its first quarter of 2000 because of a relatively high level of television advertising for the Company's products. However, the Company will endeavor to sustain in subsequent quarters and for the year 2000 the favorable results of the third and fourth quarters of 1999 by advertising its alpha hydroxy products as an entire line in general as opposed to advertising specific products, and by maintaining and augmenting cost cuts implemented in 1999.

Year Ended December 31, 1998
Compared to Year Ended December 31, 1997

Consolidated net sales for 1998 were $40.6 million vs. $50.0 million for 1997, a decrease of $9.4 million or about 18.8%. Average selling prices for 1998 were lower than those of 1997 by $1,831,700, with average prices of household products being down by $1,391,000 (virtually all of which pertained to Touch of Scent), while average selling prices of skin care products decreased by $440,700.

During 1998, net sales of skin care products accounted for 63.3% of consolidated net sales compared to 68.9% in 1997. Notwithstanding an increase in expenses in 1998 to advertise the Company's skin care products, net sales of those products were $25,700,000 in 1998 compared to $34,483,800 in 1997, a decrease of
$8,783,800 or 25.5%. That decrease resulted from a drop in unit sales of most of the Company's basic skin care products and lower average selling prices of such products. The Company believes that sales were affected by the maturation of alpha hydroxy acid skin care products and the proliferation of competing products on retail shelves; and that the format of the Company's television advertising, which was effective in 1997 and included the airing of several new commercials in that year, lost some of its effectiveness when repeated in 1998. Please see "Year Ended December 31, 1999 compared to December 31, 1998" for description of late 1998 and early 1999 product introductions.

Sales of household products in 1998 accounted for 36.7% of consolidated net sales vs. 31.1% in 1997. These products are comprised of "Scott's Liquid Gold" for wood, a wood cleaner which preserves as it cleans, and "Touch of Scent", a room air freshener. Sales of household products were $14,932,000 in 1998 compared to $15,536,500 in 1997, a decrease of $604,500, or 3.9%. Sales of "Scott's Liquid Gold" for wood increased from $8,529,500 in 1997 to $9,927,300 in 1998 (up by $1,397,800 or 16.4%), and sales of "Touch of Scent" decreased from $7,007,000 in 1997 to $5,004,700 in 1998 (down by $2,002,300 or 28.6%). The
Company believes that increased expenditures to advertise Scott's Liquid Gold for wood during 1998 compared to 1997 were largely responsible for its sales increase. The Company also believes that the substantial decrease in expenditures to advertise Touch of Scent affected the sales of that product line. Even so, more than half of the decrease in Touch of Scent sales resulted from price incentives, and operating results from the Touch of Scent line were better in 1998 than in 1997. Despite the Company's efforts to revitalize its line of air fresheners, Touch of Scent sales have declined over an extended period of time. The Company is actively seeking products to replace or augment Touch of Scent, particularly products which would utilize the same manufacturing facilities.

On a consolidated basis, cost of goods sold was $13,581,900 in 1998 compared to $14,132,200 in 1997, a decrease of 3.9% (on a sales decrease of 18.8%). As a percentage of consolidated net sales, cost of goods sold was 33.4% in 1998 vs. 28.2% in 1997, an increase of about 18%. That increase in the cost of goods sold percentage is primarily the result of a decrease in average selling prices in 1998 and a significant change in the mix of products sold during 1998 vs. 1997. Alpha Hydrox products are less costly to produce relative to their selling prices than are household products. Such products accounted for 63.3% of consolidated net sales in 1998 compared to 68.9% in 1997. Cost of goods sold was also affected by a lower absorption of on-going (fixed) manufacturing costs resulting from a lower level of products manufactured by the Company.

Advertising expenses for 1998 were $15,221,200 compared to $15,026,000 for 1997, an increase of $195,200 or 1.3%. In 1998, the Company spent $11,376,800 to advertise its skin care products, compared to $9,977,200 in 1997, an increase of 14%, and $3,844,400 was spent in 1998 compared to $5,048,800 in 1997 to advertise household products, a decrease of almost 23.9%. During 1998, expenses to advertise Scott's Liquid Gold for wood increased by $1,473,600 (66.9%), whereas expenses to advertise Touch of Scent decreased by $2,678,000 (94.1%). Irrespective of year to year changes in expenditures to advertise its products, the Company recognizes that, whenever it is fiscally responsible to do so, it must continue to advertise aggressively because the market for skin care products, furniture polish, and air fresheners are highly competitive and, accordingly, the Company's brand names need to be kept in front of current and potential consumers. Sustaining the Company's advertising program is highly dependent upon sales of its skin care products.

Selling expenses for 1998 were $8,534,000 compared to $7,581,100 for 1997, an increase of $952,900 or 12.6%. That increase was comprised of increases in costs of promotional merchandise ($262,300), couponing costs and slotting allowances ( $505,500), depreciation and amortization ($191,800), sales salaries and fringe benefits ($269,000), and a net increase of $103,000 in other selling expenses, none of which, by itself, was material; all offset by a decrease in brokerage commissions and freight out ($378,700).

Administrative expenses in 1998 were $7,248,100 compared to $3,949,200 in 1997, an increase of $3,298,900 or 83.5%. That increase was comprised of an increase of $3,707,700 in legal and professional fees, which is primarily the result of the recovery in 1997 of $2,690,900 of 1996 expenses related to an environmental lawsuit, offset by "other legal and professional expenses" in 1997 of $703,000; compared to "other legal and professional expenses" in 1998 of $1,719,800. "Other legal and professional expenses" in 1997 is comprised of about $200,000 related to the Brooks case, $204,000 related to the TriStrata case (see Legal Proceedings), and $299,000 related to other matters, primarily to trademarks and trade names. "Legal and professional expenses" in 1998 consisted of approximately $770,400 related to the Brooks case, $409,800 related to the TriStrata case, and $539,600 related to other matters, of which $190,200 pertained to trademarks and trade names and $150,300 pertained to litigation by the Company against an insurance carrier with regard to the 1996 environmental lawsuit. The 1998 increase over 1997 in legal and professional expenses ($3,707,700), offset by a decrease in salaries, wages, and fringe benefits of $355,700 and a net decrease of $53,100 in other administrative expenses, none of which, standing alone, was material, accounted for the aggregate increase in 1998 over 1997 of $3,298,900 in administrative expenses.

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

Interest on the $12 million bond issue is payable semi- annually at the rate of 10% per annum. (The July 1, 1999 and January 1, 2000 interest payments were made in a timely manner. There is no reason to believe that the interest payment due on July 1, 2000 will not be made as is required by the Bond Indenture.) A sinking fund payment of $1 million is required annually. Should the Company's bonds remain outstanding through their maturity on July 1, 2001, the Company will be required at that time to pay $6 million to redeem its bonds in addition to the $6 million then accumulated in the sinking fund. The Company voluntarily pays $183,300 each month to the Trustee to cover future interest and sinking fund payments. The Trustee holds such moneys in accounts to which the Company has no access.

Among other things, the Bond Indenture requires that the Company maintain a current ratio of at least 1.0:1 while the bonds are outstanding, and further requires that the Company maintain a ratio of consolidated funded debt (reduced by any amount held in the bond sinking fund) to consolidated net worth of not more than 1.5:1. Both of the foregoing requirements were met at December 31, 1999. The Bond Indenture also states that the Company may not declare or pay any dividend or distribution on its equity securities, purchase or otherwise acquire securities of the Company, or incur any additional consolidated funded debt if, after giving effect to the action, the ratio of consolidated funded debt (reduced by amounts held in the bond sinking fund) to consolidated net worth would exceed 1.25 to 1. That provision had also been satisfied at year end. The bonds are secured by a first deed of trust on the Company's Denver land and buildings, including structures financed by the bond issuance. Although the Company's bonds became subject to call on July 29, 1997, and, no matter that long-term interest rates are significantly lower than the rate required to be paid on the Company's bonds, the Company (a) has postponed any pursuit of capital to refund all or a large portion of its bond debt, this in anticipation of improved operating results in 2000 (which should facilitate any such refunding), and (b) in order to conserve cash for current operations, has decided not to use any of its cash reserves to redeem any outstanding bonds at this time.

During 1999, the Company's working capital decreased by $959,800, while its current ratio (current assets divided by current liabilities) increased from 2.4:1 at December 31, 1998 to 2.6:1 at December 31, 1999. This decrease in working capital is attributable to (1) a net loss in 1999 of $504,500, (2) a reduction of long-term debt of $1,114,700, and (3) a reduction of deferred income taxes of $20,500, all offset by (4) a decrease in other assets of $86,400, and (5) depreciation in excess of capital additions of $593,500.

At December 31, 1999 net trade accounts receivable were $2,212,700 compared to $1,976,500 at the end of 1998, a increase of $236,200, primarily due to a increase in December 1999 sales vs those of the same month last year. Other receivables decreased by $1,410,600 during 1999, largely consisting of the net decrease in income tax refunds receivable of $1,401,700. Inventories were down by $423,400 at the end of 1999 compared to 1998, which was in line with the Company's sales decrease for the year. Prepaid expenses decreased by $291,400 during 1999, because of the amortization from a licensing agreement entered into in late 1998 which expired in August of 1999. The exclusivity of this agreement was not renewed for the coming year. Trade accounts payable decreased from the end of 1998 to the end of 1999 by $1,394,400, largely due to a decrease in advertising payables at the end of 1999 vs 1998, the result of cost cutting measures, the reduction in inventory during the year, and the payment of 1998 nonrecurring legal expenses in 1999. Accrued expenses were virtually unchanged from 1998 to the end of 1999.

The Company has no significant capital expenditures planned for 2000 and expects that its available cash and cash flows from operating activities will fund the next twelve months cash requirements.

As a result of Board action at a meeting in November, 1999 the Company purchased 62,900 shares of its common stock on the open market at a cost of $50,000. Such stock was contributed by the company to its Employee Stock Ownership Plan ("ESOP"). In addition on December 30, 1999 the Board authorized the Company to purchase up to 100,000 shares of the Company's common stock on the open market during 2000. Such stock will also be contributed by the Company to its ESOP.

Legal Proceedings

Prior Annual Reports of the Company from 1996 forward describe a patent infringement suit which was filed against Neoteric Cosmetics, Inc. (and others) in May of 1996 in the United States District Court for the District of Delaware by TriStrata Technology, Inc. Neoteric Cosmetics, Inc., a wholly owned subsidiary of the Company, manufactures and sells skin care products under the name Alpha Hydrox. The plaintiff in the lawsuit alleges that Neoteric Cosmetics contributes to and/or induces infringement of patents owned by the plaintiff by selling and promoting Neoteric skin care products, which contain alpha hydroxy acid, for the purpose of visibly reducing a human skin wrinkle and/or fine lines and for the purpose of treating and/or preventing cosmetic conditions and dermatologic disorders of the human skin such as wrinkles and fine lines. The plaintiff requests damages to compensate the plaintiff for any infringement, an injunction against further infringement, and treble damages because of an alleged willful and deliberate nature of the infringement. In 1995, after the issuance of one of the patents involved in the lawsuit, the Company changed its advertising and packaging to remove references to wrinkles and fine lines. The Company denies the allegations of the plaintiff and asserts the invalidity of patents. Certain defendants in this lawsuit, including the Company, are cooperating with one another in matters of common interest to defend against this action. A hearing was held in November of 1998 at which the plaintiff and the defendants were given the opportunity to present their interpretations regarding the scope of plaintiff's patents. In late July of 1999, the Court issued a decision which construed broadly the plaintiff's patent claims. The Company believes that the Court's recent decision makes more relevant prior uses of alpha hydroxy acid for treating aging skin, including wrinkles, and reinforces the Company's view that the plaintiff's patents are invalid. The Company continues to mount a vigorous defense in this case. The Company cannot predict the potential outcome of this lawsuit or the ultimate impact on the Company's financial position or results of operations.

Market Risks

Market risk represents the risk of loss due to adverse changes in financial and commodity market prices and rates. The Company is not materially exposed to market risks regarding interest rates because the Company's outstanding bonds have a fixed interest rate. Further, the Company does not use foreign currencies in its business. Currently, it receives payments for sales to parties in foreign countries through letters of credit in U.S. dollars. Additionally, the Company does not use derivative instruments or engage in hedging activities. As a result, the Company does not believe that near-term changes in market risks will have a material effect on results of operation, financial position or cash flows of the Company.

Year 2000 ("Y2K") Issues

The Company has previously reported on its progress in implementing a corporate-wide program to address Year 2000 (also referred to as "Y2K") issues. Most recently, the Company reported upon the implementation of its plan in its report to shareholders for the nine months ended September 30, 1999. The Company experienced little or no difficulties with the advent of Year 2000, either in its internal operations or in dealings with outside third parties.

While nothing is certain, the Company does not anticipate any significant problems in the coming year resulting from Y2K-related issues.

Excluding an upgrade of the Company's central computer which would have taken place as a matter of routine, the Company's incremental costs for handling Y2K issues were approximately $100,000 in 1998 and approximated that amount in 1999.

Forward Looking Statements

This report may contain "forward-looking statements" within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the private Securities Litigation Reform act of 1995. Forward-looking statements and the Company's performance inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products in the marketplace; the degree of success of any new product or product line introduction by the Company; competitive factors; the need for effective advertising of the Company's products; limited resources available for such advertising; new competitive products and/or technological changes; dependence upon third party vendors and upon sales to major customers; changes in the regulation of the Company's products, including applicable environmental regulations; adverse developments in pending litigation; the loss of any executive officer; and other matters discussed in the Company's periodic filings with the Securities and Exchange Commission.

Consolidated Statements of Operations

                                                                    Year ended December 31,
                                                               1999            1998            1997
Revenues:
Net sales                                               $34,875,500     $40,632,000     $50,020,300
Other income                                                625,600         621,700         455,500
                                                        -----------     -----------     -----------
                                                         35,501,100      41,253,700      50,475,800
Costs and Expenses:
  Cost of sales                                          11,921,300      13,581,900      14,132,200
  Advertising                                            10,808,300      15,221,200      15,026,000
  Selling                                                 7,073,700       8,534,000       7,581,100
  General and administrative                              5,254,900       7,248,100       3,949,200
  Interest                                                1,203,900       1,201,000       1,302,300
                                                        -----------     -----------     -----------
                                                         36,262,100      45,786,200      41,990,800
                                                        -----------     -----------     -----------
Income (loss) from continuing operations
  before income taxes                                      -761,000      -4,532,500       8,485,000
Income tax expense (benefit) (Note 7)                      -256,500      -1,758,400       3,154,400
                                                        -----------     -----------     -----------
Income (loss) from continuing operations                   -504,500      -2,774,100       5,330,600
Discontinued operations (Note 5):
    Gain on disposal, net of income taxes                         0               0         750,900
                                                        -----------     -----------     -----------
Net income (loss)                                         -$504,500     -$2,774,100      $6,081,500
                                                        ===========     ===========     ===========
Earnings (loss) per common share (Note 8):
    Income (loss) from continuing operations                 -$0.05          -$0.27           $0.53
    Income from discontinued operations                        0.00            0.00            0.07
                                                        -----------     -----------     -----------
Net income (loss) per share                                  -$0.05          -$0.27           $0.60
                                                        ===========     ===========     ===========
Diluted earnings (loss) per common share (Note 8):
    Income (loss) from continuing operations                 -$0.05          -$0.27           $0.52
    Income from discontinued operations                        0.00            0.00            0.07
                                                        -----------     -----------     -----------
Net income (loss) per share                                  -$0.05          -$0.27           $0.59
                                                        ===========     ===========     ===========
Weighted average number of common shares outstanding     10,103,100      10,103,100      10,069,500
Diluted weighted average number of common
  shares outstanding                                     10,103,100      10,103,100      10,200,900

See Notes to Consolidated Financial Statements.


Consolidated Balance Sheets
                                                         December 31,
ASSETS                                                1999         1998
Current assets:
  Cash and cash equivalents                     $5,008,600      $5,421,400
  Trade receivables, less allowances
    of $645,500 and $679,200 for
    doubtful accounts                            2,212,700       1,976,500
  Other receivables                                408,300       1,818,900
   Inventories (Note 2)                          2,766,300       3,189,700
   Prepaid expenses                                216,000         507,400
   Deferred  tax  assets (Note 7)                  713,700         752,000
                                                ----------      ----------
        Total current assets                    11,325,600      13,665,900
Property, plant and equipment, net (Note 3)     17,630,800      18,224,300
Other assets                                        18,700        105,100
                                                ----------      ----------
                                               $28,975,100     $31,995,300
                                                ==========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                              $1,420,600      $2,815,000
  Accrued payroll and benefits                     956,800         868,100
  Other accrued expenses                           967,800       1,042,600
  Current maturities of
    long-term debt (Note 6)                      1,000,000       1,000,000
                                                ----------      ----------
        Total current liabilities                4,345,200       5,725,700
Long-term debt (Notes 4 & 6)                     5,865,900       6,980,600
Deferred income taxes (Note 7)                   1,154,500       1,175,000
                                                ----------      ----------
                                                11,365,600      13,881,300


Commitments and Contingencies (Note 11)

Shareholders' equity (Note 8):
  Common stock $.10 par value,authorized
    50,000,000 shares:
      issued and outstanding
      10,103,100 and 10,089,400 shares           1,010,300       1,010,300
  Capital in excess of par                       4,829,500       4,829,500
  Retained earnings                             11,769,700      12,274,200
                                                ----------      ----------
        Shareholders' equity                    17,609,500      18,114,000
                                                ----------      ----------
                                               $28,975,100     $31,995,300
                                                ==========      ==========

See Notes to Consolidated Financial Statements.


Consolidated Statements of Cash Flows
                                                                       Year ended December 31,
                                                                 1999             1998         1997

 Cash flows from operating activities:
 Net income (loss)                                          -$504,500       -$2,774,100     $6,081,500

 Adjustments to reconcile net income (loss) to net cash
  provided (used) by operating activities:
   Depreciation and amortization                            1,281,800       1,316,800        1,084,800
   Provision for doubtful accounts receivable                       0          43,500           68,000
   Compensation expense of employee stock plans                     0               0           81,300
   Gain on sale of discontinued operations                          0               0       -1,115,800
   Change in assets and liabilities:
    Accounts and other receivables                          1,174,400       1,376,100       -1,239,100
    Inventory                                                 423,400         643,200          296,300
    Prepaid expenses                                          -16,300         -38,500         -271,800
    Deferred income taxes                                      17,800         -79,700        1,027,000
    Accounts payable and accrued expenses                  -1,380,500      -1,054,500         -805,900
                                                               ------          ------           ------
      Total adjustments to net income (loss)                1,500,600       2,206,900         -875,200
                                                               ------          ------           ------
      Net Cash Provided (Used) by Operating Activities        996,100        -567,200        5,206,300
                                                               ------          ------           ------
Cash flows from investing activities:
 Purchase of property,plant & equipment                      -294,200        -189,400         -209,600
 Proceeds from sale of discontinued operations                      0               0        2,100,000
 Net change in assets of discontinued operations                    0               0         -609,400
                                                               ------          ------           ------
      Net Cash Provided (Used) by Investing Activities       -294,200        -189,400        1,281,000
                                                              ------          ------           ------
Cash flows from financing activities:
  Proceeds from exercise of stock  options                          0          22,700           13,700
  Proceeds from short-term borrowings                         110,500               0          135,300
  Principal payments on short-term borrowings                -110,500               0         -135,300
  Principal payments on long-term borrowings                        0         -40,200       -2,039,600
  Increase in bond sinking fund                            -1,114,700        -997,200       -1,008,700
  Dividends paid                                                    0      -1,009,200                0
                                                               ------          ------           ------
      Net Cash Used by Financing Activities                -1,114,700      -2,023,900       -3,034,600
                                                               ------          ------           ------
      Net Increase (Decrease) in Cash and Cash Equivalents   -412,800      -2,780,500        3,452,700

       Cash and Cash Equivalents, beginning of year         5,421,400       8,201,900        4,749,200
                                                               ------          ------           ------
       Cash and Cash Equivalents, end of year              $5,008,600      $5,421,400       $8,201,900
                                                               ======          ======           ======
Supplemental disclosures:

 Cash paid during the year for:
  Interest                                                 $1,201,800      $1,194,400       $1,333,700
  Income taxes                                                  $2,700     $1,928,500         $859,800

See Notes to Consolidated Financial Statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:
SUMMARY OF 'SIGNIFICANT ACCOUNTING POLICIES

   The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made in the 1998 and 1997 Consolidated Financial Statements to conform to the classifications used in the current year.
   The Company manufactures and markets household chemical products, skin care products, and, until September 20, 1996, cigarette filters (See Note 5
-- Discontinued Operations).
   Inventories are stated at the lower of cost (first-in,first-out method) or market.
   Property,plant and equipment are recorded at historical costs. Depreciation is provided using the straight-line method over estimated useful lives of the assets ranging from 3 to 45 years.
    The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.
    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, if the exercise price of employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") (See Note 8 -- Common Stock).
    The Company recognizes revenue when title and risk of ownership of its products passes to the customer which generally is upon delivery of the products. The Company estimates the amount of any returns and allowances and provides for an appropriate reserve.
    In December 1999, the SEC Staff issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." This Bulletin summarizes certain of the Staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The effect, if any, of adopting most of the guidance included in the Bulletin should be accounted for as a change in accounting principle no later than the first fiscal quarter of the fiscal year beginning after December 15, 1999. The Company anticipates adopting such guidance in its fiscal quarter ending March 31, 2000. The Company is in the process of determining what impact, if any, this guidance will have on its revenue recognition.
     During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components. For the years December 31, 1999, 1998 and 1997, the Company's net income (loss) equaled its comprehensive income (loss) for those periods.
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



NOTE 2:
INVENTORIES

Inventories consisting of materials, labor and overhead at December 31 were comprised of the following:

                           1999                    1998
                     ----------              ----------
Finished goods       $1,404,300              $1,739,100
Raw materials         1,362,000               1,450,600
                     ----------              ----------
                     $2,766,300              $3,189,700
                     ==========              ==========

NOTE 3:
PROPERTY,PLANT and EQUIPMENT:

Property accounts at December 31 were comprised of the following:
                                        1999            1998
Land                              $1,091,600      $1,091,600
Buildings                         16,240,200      16,126,600
Production equipment               7,557,800       7,422,600
Office furniture and equipment     1,984,100       1,961,900
Other                                234,400         230,300
                                  ----------      ----------
                                  27,108,100      26,833,000
Less accumulated depreciation      9,477,300       8,608,700
                                  ----------      ----------
                                 $17,630,800     $18,224,300

NOTE 4:
FINANCIAL INSTRUMENTS

    The recorded amounts for cash and cash equivalents, receivables, other current assets, and account payable and accrued expenses approximate fair value due to the short-term nature of these financial instruments. The fair values of the Company's First Mortgage Bonds have been estimated using discounted cash flow analysis based on current borrowing rates for debt with similar maturities and ratings.

                            December 31, 1999               December 31, 1998
                        Book Value      Fair Value      Book Value      Fair Value

Long-term debt          $6,865,900      $7,122,500      $7,980,600      $8,400,100

NOTE 5:
DISCONTINUED OPERATIONS

    In 1996, the Company's wholly owned subsidiary, Aquafilter Corporation ("Aquafilter"), sold its manufacturing equipment, inventories, patents, trade names and goodwill to Lee Pharmaceuticals, Inc. for $800,000.
    On October 14, 1997, the Company completed the liquidation of the remaining assets with the sale of Aquafilter's land and building in Fort Lauderdale, Florida. The gain from the sale was $750,900, net of applicable income taxes
of $364,900.   The net cash proceeds (after closing costs and payoff of the related mortgage) were approximately $1,450,000.

NOTE 6:

NOTES PAYABLE and LONG-TERM DEBT

Long-term debt at December 31 is presented below:

                                                              1999            1998
First mortgage bonds,secured by Denver land and
buildings, due 2001, interest at 10% payable
semi-annually with sinking fund requirement
of $1 million per year beginning December 31, 1995.     $12,000,000     $12,000,000

Bond sinking fund                                        -5,134,100      -4,019,400

                                                         ----------      ----------
                                                          6,865,900       7,980,600
Less current maturities                                   1,000,000       1,000,000
                                                         ----------      ----------
                                                         $5,865,900      $6,980,600
                                                         ==========      ==========

Maturities of long-term debt for the years 2000 through 2001 are respectively:
$1,000,000 and $5,865,900.

See "Liquidity and Capital Resources" section of Management's Discussion and Analysis for requirements under the Indenture pertaining to the Company's First Mortgage Bonds.


NOTE 7:
INCOME TAXES

The provisions for income taxes from continuing operations include the following:

                             1999              1998           1997

Currently  payable:
  Federal               -$368,600       -$1,541,000     $2,063,100
  State                         0          -176,500        113,400
Total currently
  payable                -368,600*       -1,717,500      2,176,500**
Deferred
  Federal                 100,200           -36,600        899,700
  State                    11,900            -4,300         78,200
     Total deferred       112,100           -40,900        977,900
Provision
  Federal                -268,400        -1,577,600      2,962,800
  State                    11,900          -180,800        191,600
     Total provision    -$256,500       -$1,758,400     $3,154,400

* Income tax receivable is included in other receivables in the accompanying 1999 and 1998 balance sheets.
 ** Estimated payments of approximately $725,000 were made as of December 31, 1997 for amounts payable as of that date.

Income tax expense (benefit) from continuing operations at the statutory tax rate is reconciled below to theoverall income tax expense (benefit) from continuing operations as follows:

                                     1999              1998           1997
Federal income tax
   at statutory rates           -$258,700       -$1,541,000     $2,884,900
State income taxes,net of
   federal tax effect                   0          -180,800        288,400
Other                               2,300           -36,600         18,700
     Total                       -256,400        -1,758,400      3,192,000

Tax credits                          -100                 0        -37,600

       Effective tax            -$256,500       -$1,758,400     $3,154,400
                               ==========        ==========      ==========


    Deferred taxes are determined based on estimated future tax effects of differences between the amounts reflected in the financial statements and the tax basis of assets and liabilities given the provisions of enacted tax laws. The net deferred tax assets and liabilities as of December 31, 1998 and 1997 are comprised of the following:


                                           1999            1998
Current:
  Allowance for uncollectible
    accounts                           $228,700        $241,500
  Inventory reserves                    171,700         170,500
  Prepaid insurance                      63,900          47,000
  Accrued vacation                      211,700         199,900
  State income tax receivable           180,800         180,800
  Other                                -143,100         -87,700
     Net current deferred
     tax assets                        $713,700        $752,000
                                      ==========      ==========
Noncurrent:
  Accelerated depreciation for
    tax                             -$1,196,500     -$1,217,400
  Tax credits                            40,800          40,700
  Other                                   1,200           1,700
     Total noncurrent deferred
       tax liability                -$1,154,500     -$1,175,000
                                      =========       =========

    At December 31, 1999 and 1998, the Company has no federal tax credit carryforwards. The Company is carrying back 1999's federal tax loss to offset a portion of the taxes paid in 1997. The Company received a federal tax refund of $1,517,100 during 1999 related to carrying back 1998's federal'tax loss to taxes paid in 1996 and 1997. The Company has state net operating losses of $5,717,000 expiring over a period ending in 2019. The Company has state tax credits of $40,800 expiring overa period ending in 2012.
    The Company's consolidated federal income tax returns for the years ended December 31 1996, 1997 and 1998 are currently under examination. The Company believes that any assessments that maybecome due as a result of these audits will not be material.

   A reconciliation of the Company's income (loss) before taxes for financial statement purposes to taxable income (loss) is as follows:

                                                       Year ended December 31,
                                                    1999              1998           1997

Income (loss) from continuing operations
  before income taxes                          -$761,000       -$4,532,500     $8,485,000
Differences between income (loss) before income taxes
 and taxable income (loss):
  State income taxes                                   0                 0       -161,900
  Permanent differences                            6,700            12,900         12,300
  Lawsuit installment note                             0                 0     -2,000,000
  Net changes in temporary differences          -294,900           107,600       -479,400
                                                -288,200           120,500     -2,629,000
  Federal taxable income (loss)              -$1,049,200       -$4,412,000     $5,856,000
                                               =========         =========      =========

NOTE 8:
COMMON STOCK

  In 1986 and 1997, incentive stock option plans were adopted for Company employees; in 1993, a non-qualified stock option plan was adopted for the outside directors; and, in 1998, a stock option plan for Company employees, officers and directors was adopted (all subsequently approved by shareholders) which permit the Company to grant options up to an aggregate of 1,550,000 shares of common stock. Options are granted at not less than fair market value of the stock at the date of grant and those granted are exercisable from the grant date for five years. The 1986 plan expired in 1996 and, accordingly no shares are available for option under that Plan. In November 1998, the directors approved the voiding of 308,000 of the then outstanding stock options and the grantingof a like number of options at the then current fair market value of the Company's common shares.

                                        1986  Plan                 1993  Plan
                                   -----------------------    ---------------------
                                                 AVERAGE                    AVERAGE
                                    NUMBER    OPTION PRICE    NUMBER      OPTION PRICE
                                   OF SHARES    PER SHARE   OF SHARES       PER SHARE
Maximum number of shares
at inception of plans               500,000                  400,000

Outstanding,December 31, 1996       406,000        $3.31     290,000          $3.19
Granted in 1997                           0            0      10,000           2.00
Exercised                            -8,500         1.62           0           0.00
Cancelled                            -1,000         4.88           0           0.00

Outstanding,December 31, 1997       396,500         3.35     300,000           3.15
Granted in 1998                           0            0     185,000           1.69
Exercised                           -13,700         1.66           0           0.00
Cancelled                          -300,800         2.94    -185,000           4.37

Outstanding,December 31, 1998        82,000         5.12     300,000           1.50
Granted in 1999                           0            0           0           0.00
Exercised                                 0         0.00           0           0.00
Cancelled                           -82,000         5.12     -48,300           1.71

Outstanding,December 31, 1999              0       $0.00     251,700          $1.46

Available for option,
   December 31, 1999                       0                  48,300

                                      1997 Plan                      1998 Plan
								        			             -----------------------       ------------------------
                               AVERAGE                          AVERAGE
											                     NUMBER        OPTION PRICE       NUMBER      OPTION PRICE
											                   OF SHARES       PER SHARE       OF SHARES      PER SHARE
Maximum number of shares
at inception of plans        		    300,000                       350,000

Outstanding,December 31, 1996		          0        $      --            0       $      --
Granted in 1997              		          0             0.00            0            0.00
Exercised                    		          0             0.00            0            0.00
Cancelled                    		          0             0.00            0            0.00

Outstanding,December 31, 1997		          0            $0.00            0            0.00
Granted in 1998              		    523,000             2.65      200,000            1.77
Exercised                    		          0             0.00            0            0.00
Cancelled                    		   -231,500             3.87            0            0.00

Outstanding,December 31, 1998		    291,500             1.69      200,000            1.77
Granted in 1999              		          0                0      101,800            1.63
Exercised                    		          0             0.00            0            0.00
Cancelled                    		    -15,300             1.76            0            0.00

Outstanding,December 31, 1999		    276,200             $1.69     301,800           $1.72

Available for option,
   December 31, 1999         		     23,800                        48,200

 The weighted average fair value of each option grant has been estimated as of the date of grant usin the Black-Scholes option-pricing model using the following assumptions at December 31:

                            1999         1998           1997
Dividend rate                  0            0              0
Expected volatility        56.22%       67.17%         80.00%
Risk-free interest rate     4.55%        4.24%          6.40%
Expected life (in years)    4.5          4.5            4.5

Using these assumptions, the fair value of the stock options granted in 1999 and 1998 were estimated to be approximately $81,700, $578,500 and $12,600 respectively, net of income taxes. Had compensation cost been recorded based on the fair value of the options granted, the Company's pro-forma net income (loss) and net income (loss) per share for the years ended December 31, 1999, 1998 and 1997 would have been as follows:

                                1999                         1998                         1997
                     As Reported    Pro Forma     As Reported    Pro Forma      As Reported     Pro Forma

Net income (loss)         -$504,500    -$586,200     -$2,774,100   -$3,352,600      $6,081,500    $6,068,900
Earnings (loss) per share    -$0.05       -$0.06          -$0.27        -$0.33           $0.60         $0.60
Diluted earnings (loss)
  per share		                -$0.05	      -$0.06	         -$0.27	       -$0.33           $0.59         $0.59

    The Company has an Employee Stock Ownership Plan to provide retirement benefits for its employees. The Plan is designed to invest primarily in the Company's common stock and is non-contributory on the part of the Company's employees. Contributions to the Plan are discretionary as determined by the Company's Board of Directors. The Company expenses the cost of shares issued to the Plan. The amount expensed for the Plan in 1999, 1998 and 1997 was $50,000, $103,000 and $81,300 respectively. During 1999, 1998 and 1997, the
Company contributed 62,900 shares, 25,000 shares and 50,000 shares respectively to the Employee Stock Ownership Plan, of which the 1999 and 1998 shares were purchased on the open market.
    During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share", which the Company adopted in 1997. Per share data is determined by using the weighted average number of common shares outstanding. Common equivalent shares are considered only for diluted earnings per share, unless considered anti-dilutive (as in 1999 and 1998). Common equivalent shares, determined using the treasury stock method, result from stock options with exercise prices that are below the average market price of the common stock. A reconciliation of the weighted average number of common shares outstanding follows:

                                              1999	          	1998             	1997

Common shares outstanding,
  beginning of the year					    10,103,100	      10,089,400        10,030,900
Incremental shares issued to
  Employee Stock Ownership Plan          0                0            35,200
Incremental shares of stock
  options exercised                      0           13,700             3,400
   					                     --------------   --------------    --------------
Weighted average number of
  common shares outstanding     10,103,100       10,103,100        10,069,500
Incremental common share
  equivalents                            0                0           131,400
                             --------------   --------------    --------------
Diluted weighted average number
  of common shares outstandin   10,103,100       10,103,100        10,200,900

   The Company has 20,000,000 shares of preferred stock issuable in one or more series, none of which is outstanding.
    On March 2, 1998, the Company paid a dividend of $.10 per share (aggregate $1,009,200) to shareholders of record on February 24, 1998.

NOTE 9:
SEGMENT INFORMATION

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires disclosure of operating segments, which as defined, are components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.
    The Company operates in two different segments: household products and skin care products. The Company's products are sold nationally, directly and through independent brokers, to mass marketers, drug stores, supermarkets, wholesale distributors and other retail outlets. Management has chosen to organize the Company around these segments based on differences in products sold. The household chemicals segment produces "Scott's Liquid Gold" for wood, a wood cleaner which preserves as it cleans, and "Touch of Scent," a room air freshener. The skin care segment produces "Alpha Hydrox," alpha hydroxy acid cleansers and lotions, including a retinol product, Belleza Latina," cleansers and lotions specfically designed for the Hispanic market. and "Diabetic Skin Care," a healing cream and moisturizer developed to address skin conditions of diabetics.
    The Company's accounting policies for segments are the same as those described in Note 1, "Summary of Significant Accounting Policies."
Management evaluates segment performance based on segment income or loss before profit sharing, bonuses, income taxes and nonrecurring gains and losses. The following provides information on the Company's segments as of and for the years ended December 31:


		                            1999		                        1998		                    1997
   		                   Household		                   Household		                  Household
                         Products      Skin Care       Products        Skin Care    Products        Skin Care

Net sales to external
    customers	   	    $12,914,800	   $21,960,700     $14,932,000     $25,700,000   $15,536,500    $34,483,800

Income (loss) before
  profit sharing, bonuses
  and income taxes      2,008,100     -2,769,100      -2,619,400      -1,766,400    -1,532,300      8,147,200

Identifiable assets     3,916,700     -8,251,200       4,241,400       8,435,900     4,704,100      9,587,600

    The following is a reconciliation of segment information to consolidated information:

                                                    1999	          1998	          1997

Revenues from reportable segments				$34,875,500    $40,632,000    $50,020,300
Other revenues			                        625,600        621,700        455,500
                                    ------------   ------------   ------------
Consolidated revenues				            $35,501,100    $41,253,700    $50,475,800
				                                 ===========	   ===========	   ===========

Income (loss) before profit sharing,
 bonuses and income taxes for
 reportable segments                   -761,000      -4,385,800       6,614,900
Corporate activities                          0        -146,700       1,870,100
				                               -------------	 ------------	  -------------
Consolidated income (loss)
 before income taxes                  -$761,000     -$4,532,500      $8,485,000
                                    ===========     ===========     ===========

Identifiable assets for reportable
  segments                          $12,167,900     $12,677,300      $14,291,700
Corporate assets                     16,807,200      19,318,000       23,300,500
                                  -------------   -------------  --------------
Consolidated total assets           $28,975,100     $31,995,300      $37,592,200
                                    ===========     ===========      ===========

    The Company attributes revenues to different geographic areas based on the location of the customer. All of the Company's long-lived assets are located in the United States.

                                                 1999          1998            1997
United States		                           $33,133,000   $38,589,300      $48,188,800
Foreign countries	                          1,742,500	    2,042,700	       1,831,500
                                       --------------   ------------    -------------
Total net sales		                         $34,875,500   $40,632,000      $50,020,300
                                        		===========	  ===========   	  ===========

   In 1999, 1998 and 1997, one customer accounted for approximately $8,800,000, $10,400,000 and $12,600,000 respectively of consolidated revenues. Both segments sell to this customer. This customer is not related to the Company.
A loss of this customer would have a material effect on the Company if the Company's consumer base served by this customer did not purchase the Company's products at other retail outlets. No long-term contracts exist between the Company and this customer or any other customer.

NOTE 10:
TRANSACTIONS WITH
RELATED PARTIES

    During 1997, the Company paid consulting fees of $15,000 to Dr. Norman Brooks in connection with its cosmetic products. Dr. Brooks' wife is the daughter of the late Jerome J. Goldstein and the sister of Mark E. Goldstein.
    Until January 1999, the Company, Neoteric Cosmetics, Inc., and the Company's Chairman, Jerome J. Goldstein were defendants in a lawsuit filed in the Federal District Court for the District of Colorado brought by the Brooks' and a related corporation. The lawsuit involved a claim for compensation by the Brooks relating to Alpha Hydrox products. On July 24, 1998, a jury unanimously found in favor of the Company, its subsidiary, and Jerome J. Goldstein. The jury found that there was no liability as to each claim of the plaintiffs. Subsequently, the plaintiffs in the Brooks case filed an appeal of the judgment to the United States Tenth Circuit
Court of Appeals. On January 21, 1999, the Company entered into a settlement agreement with the plaintiffs in the Brooks case.
    The settlement results in a dismissal of the appeal of that case and a release regarding the Company and the other defendants in the case. The Company continues to believe that the claims of the plaintiffs in the Brooks case were groundless. The settlement allowed the Company to avoid the cost, time and any uncertainty involved in an appeal of the case. Under the terms of the settlement, the defendants, including the Company, paid $225,000 to the plaintiffs who sought a jury award of $21 million in the trial court. The $225,000 was paid in January 1999, but was charged to 1998 operations. In settlement of its claim against the insurer under the Company's directors and officers liability insurance policy, the Company, in March 1999, received $550,000 which was a substantial part of the legal expenses and settlement paid by the Company with respect to the Brooks case.
   The Company has adopted a bonus plan for its executive officers for 2000. The Plan provides that an amount will be distributed to the Company's executive officers equal to 10% of the annual before tax profit exceeding $1,000,000, excluding items that are infrequent, unusual, or extraordinary.
In 1999 and 1998, no bonuses were accrued or paid under the Plan due to the net losses. In 1997, $561,500 was accrued or paid under a similar plan.

NOTE 11
CONTINGENT LIABILITIES

    In May 1996, a patent infringement suit was filed in the United States District Court for the District of Delaware against Neoteric Cosmetics, Inc. (and others) by TriStrata Technology, Inc. The plaintiff in the lawsuit alleges that Neoteric Cosmetics contributes to and/or induces infringement of patents owned by the plaintiff by selling and promoting Neoteric skin care products, which contain alpha hydroxy acid, for the purpose of visibly reducing a human skin wrinkle and/or fine lines and for the purpose of treating and/or preventing cosmetic conditions and dermatologic disorders of the human skin such as wrinkles and fine lines. The plaintiff requests damages to compensate the plaintiff for any infringement, an injunction against further infringement, and treble damages because of an alleged willful and deliberate nature of the infringement. In 1995, after the issuance of one of the patents involved in the lawsuit, the Company changed its advertising and packaging to remove references to wrinkles and fine lines. The Company denies the allegations of the plaintiff and asserts the invalidity of patents. Certain defendants in this lawsuit, including the Company, are cooperating with one another in matters of common interest to defend against this action. A hearing was held in November 1998 at which the plaintiff and the defendants were given the opportunity to present their interpretations regarding the scope of the plaintiff's patents. In late July 1999, the Court issued a decision which construed broadly the plaintiff's patent claims. The Company believes that the Court's decision makes more relevant prior uses of alpha hydroxy acid for treating aging skin, including wrinkles, and reinforces the Company's view that the plaintiff's patents are invalid. The Company continues to mount a vigorous defense in this case. The Company cannot determine the potential outcome of this lawsuit or the ultimate impact on the Company's financial position or results of operations.


                               CORPORATE DATA

                           Plant and Executive Offices
                            Scott's Liquid Gold-Inc.,
                   4880 Havana Street, Denver, Colorado 80239
                               Phone 303-373-4860

                              Stock Transfer Agent
                          Norwest Bank Minnesota N.A.,
          161 N. Concord Exchange, South St. Paul, Minnesota 55075-0738

                                  Shareholders
 As of January, 2000 the Company had approximately 1200 shareholders of record.

                               Market Information
  The high and low prices of Scott's Liquid Gold-Inc. common stock as traded on the NASD Over the Counter Bulletin Board commencing November 8, 1999, and prior to that date on the New York Stock Exchange, were as follows. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.


                              1999                                       1998
                     Three Months Ended                       Three Months Ended
                     High            Low                        High       Low
March 31             1-5/8       1-13/16       March 31       4-5/1 6    2-3/4
June 30              1-7/8        1-3/16       June 30        3-1/8      2
September 30         1-7/8           7/8       September 30   2-11/16    1-13/16
December 31          1-3/16        19/32       December 31    2-1/16     1-1/4

                  NYSE Symbol: SGD (prior to November 8, 1999)
              NASD OTCBB Symbol: SLGD (effective November 8, 1999)

 No decision has been made as to future dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" for information concerning restrictions on dividends.

 Current stock quotes, SEC filings, quarterly earnings and press releases can be found at:
                    http://www.businesswire.com/cnn/slgd.htm
               Product web sites:  http://www.scottsliquidgold.com
                           http://www.alphahydrox.com
                           http://www.touchofscent.com
                         http://www.neotericdiabetic.com

                             Directors and Officers

                   Mark E. Goldstein   Chairman of the Board,
                 President, Chief Executive Officer and Director

                  Carolyn J. Anderson Executive Vice President,
            Chief Operating Officer,Corporate Secretary and Director

                 Barry Shepard  Treasurer, Assistant Secretary,
                      Chief Financial Officer and Director

                  Jeffrey R. Hinkle*  Vice President-Marketing

             Dennis H. Field     Independent Consultant and Director

               James F. Keane Independent Businessman and Director

                           * Elected February 22, 2000